EXHIBIT 99.3

Reaching For Our Export Potential

2014 Annual Report

Canada

EDC

Realize a World of Opportunity

2014 Highlights

7,432

EDC served 7,432 customers in 201 countries

91%

91% of all our financing transactions done in partnership with financial institutions

6,088

Helped 6,088 SMEs conduct $13.6 billion in exports

82%

82% of our customers were SMEs

$28.9B

1,802

Canadian exporters benefitted from our financing facilities to targeted foreign buyers

$7.5B

CDIA transactions helped Canadian companies do $7.5 billion in business abroad

719,200

Helped sustain 719,200 jobs, 3.9% of national employment

$68B

Helped facilitate $68 billion of Canada's GDP, 4% of total national income

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Six years past the global financial crisis, by 2014 advanced economies were gaining momentum and starting to drive global growth. While consumption in the developed world dropped dramatically during the recession, these low activity levels created a great deal of pent-up demand, particularly in the U.S., our largest trading partner. In this environment, Canadian exports grew by more than 10 per cent, providing a welcome offset to an increasingly soft domestic economy. But with only 4 per cent of Canadian companies exporting right now, we still have some room to grow.

Contents
2	2014 Highlights
4	2014 Performance Measures
5	EDC Around the World
6	Message from the Chair
8	Message from the President
10	Message from the Chief Economist
12	Helping Small Businesses Think Big
18	Making the Connections to Create Trade
24	Performance Against Our Objectives
30	Corporate Social Responsibility
34	Investor Relations
36	2015 Strategic Objectives
40	Board of Directors
42	Executive Management Team
44	Corporate Governance
48	2014 Financial Review
48	Management’s Discussion and Analysis
81	Consolidated Financial Statements
140	Ten-Year Review
148	Glossary of Financial Terms
149	Corporate Representation

EDC Annual Report 2014 3

2014 Performance

Performance Measures	2014 Results	2014 Plan
Business measures

Total Business Facilitated ($B)	98.9 (4% growth)	0 – 3% growth
Small Business Transactions	2,762 (5% growth)	0 – 3% growth
CDIA Transactions*	347 (4% growth)	0 – 3% growth
Business in Emerging Markets ($M)	597 (13% growth)	0 – 3% growth
Partnership Transactions*	3,918 (7% growth)	0 – 3% growth

Customer measures

Net Promoter Score	74.3	67.0 – 73.0

Financial measures

Productivity Ratio (%)	23.3	24 – 26

Ratings in our performance measures are as follows:	*

Updates have been made in 2014 to the business rules for Partnership and CDIA transactions.

As a result the 2013 figures, displayed on page 24, have been restated to allow for an appropriate year-over-year comparison.

Target met or exceeded (> 98% of plan)
Target substantially met (≥ 95% and ≤ 98% of plan)
Target not met (< 95% of plan)

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EDC Around the World

EDC has 16 international representations, with nearly 40 staff working on the ground to connect Canadian exporters and investors to international opportunities. EDC also has 17 offices across Canada to connect more easily with Canadian exporters at home.

EDC Annual Report 2014 5

MESSAGE FROM THE CHAIR

Trade

Drives Economic

Growth and Prosperity

L

ooking back on 2014, I’m pleased to say it was a good year for Canadian exporters and investors, and a successful year for Export Development Canada (EDC). Throughout the year, we saw signs of real, structural and sustainable growth. The global economy picked up momentum, driven largely by the U.S., which helped boost Canadian exports by more than 10 per cent. It’s about time!

After two years as Chair of EDC, I’m particularly proud of the benefits EDC’s efforts brought to Canada. Last year, EDC’s work helped facilitate $68 billion of Canada’s GDP and helped sustain 719,200 jobs; that’s 4 per cent of total national employment.

The Board’s role in these efforts is to ensure good governance, which includes at the highest level, providing guidance for and approval of EDC’s Corporate Plan. In fact, good governance is something we evaluate regularly to ensure the board is as effective as possible in helping EDC to fulfill its mandate. In 2014 this evaluation took a central place in our agenda, when we invited a third party specialist to facilitate a review of the Board’s governance efforts. We then initiated a review of our governance practices at the Committee and Board level, where the preliminary conclusion is that EDC’s governance conforms well with the high-level expectations of best practice. We will wrap up the review in 2015.

As always, much of the board activities this year focused on providing direction to ensure EDC was aligned with our Government’s priorities. As EDC reports to the Minister of International Trade, we align our activities with the Minister’s Statement of Priorities & Accountabilities, which specifically addresses our role in helping to promote Canada’s global commerce agenda. In 2014, that meant making sure that EDC supported the Government’s Global Markets Action Plan (GMAP), which sets some concrete targets to increase Canada’s small-and medium-sized (SME) presence in emerging markets to 50 per cent by 2018. We also continued to strengthen our relationship with our shareholder to ensure Canadian exporters, particularly SMEs, are well served to grow internationally.

Good governance also means ensuring proper succession planning at the executive level. Early in the year, after Benoit Daignault was appointed as President and CEO, we were tasked with filling two additional executive vacancies. After an exhaustive search, I’d like to welcome Mairead Lavery to the executive team as Senior vice-president of Business Development, and Carl Burlock as Senior vice-president of Financing and Investments. Moving forward, we’re confident of the bench strength of the executive team for this year and for many more to come.

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The board also offered expertise on the ongoing development of EDC’s Enterprise Risk Management (ERM) Framework and, with the assistance of an advisory group of board members, continued to monitor EDC’s major business transformation, focused on technology initiatives and investments. These investments, which include significant changes to EDC’s credit insurance technology, are aimed at improving the ease of doing business for our customers and helping more small businesses access EDC services.

I’d like to take this opportunity to thank my colleagues on the Board of Directors for their dedication and commitment to EDC’s mandate and to welcome two new members, Lindsay Gordon and Jason Stefanson, who joined our ranks this year.

On behalf of the Board, I’d also like to thank the executive team for their support and dedication throughout the year. As I mentioned, this past year was the first for EDC’s President and CEO, Benoit Daignault. He brought his passion for EDC and its mandate to the chief executive’s office and made his mark quickly. Once again, the Board challenged management to set aggressive performance targets, to better use EDC’s capital strength for the benefit of Canadian exporters and to raise awareness of what we can do for Canadian businesses, and we’re pleased with the results of these efforts in 2014.

Over the past two years as Chair of EDC, I have been inspired by the calibre and dedication of the people who make up EDC and I’d like to acknowledge the 1,200 employees for their tireless work on behalf of Canada’s exporters and investors.

Finally, it is with great sadness that I acknowledge the passing of board member Adam Chowaniec this past February. Dr. Chowaniec will be remembered as a giant within Canada’s technology industry and a passionate advocate for Canadian businesses. On behalf of the board and EDC, let me say that his business acumen and insights will be missed.

Trade is arguably the most effective way to drive economic growth and prosperity, and EDC has played a key role in shaping Canada’s trade landscape for the past 70 years. Looking ahead, I’m confident that EDC is well positioned to build on Canada’s economic recovery and help more Canadian business reach for their export potential.

Kevin Warn-Schindel Chair

EDC Annual Report 2014 7

MESSAGE FROM THE PRESIDENT

Reaching For Our Export

Potential

C	ertainly, the last 12 months have been good for Canadian exporters and investors. With an upsurge in demand from the U.S., at a time when commodity prices were holding steady, exports grew by more than 10 per cent in 2014. But with only 4 per cent of Canadian companies exporting right now, we know we still have some work to do.

Overall, it was a successful year for EDC and our customers. We set some high targets for ourselves, and we managed to meet them all. The exports and investments that we facilitated for our 7,400 customers reached close to $100 billion, 4 per cent growth over 2013. We also helped more small- and medium-sized businesses this year – 6,088 – representing 82 per cent of our customer base.

Equally encouraging, we saw 14 per cent growth in our customers’ Canadian direct investments abroad and a 6 per cent increase in business volumes in emerging markets – both very positive signs of better times ahead. A comeback in the U.S. is great news for Canadian exporters, but a true self-sustaining recovery means more companies exporting to these high-growth regions of the world.

It’s hard to believe that it’s only been a little over a year since I was appointed President and CEO. It feels like much longer, but in a good way! I spent a great deal of time this year visiting with Canadian companies across the country. I never miss the chance to talk directly with the people who are running Canada’s businesses because I always learn something new about their challenges, and what we need to do to be even more relevant moving forward.

For one, I heard loud and clear that we need to work harder to help them capitalize on more opportunities, particularly smaller Canadian companies. Even still, we need to encourage more Canadian companies to take the leap into exporting in the first place, so we need to work harder at spreading awareness of the benefits of exporting and how EDC can help.

Of course, that means we have to do more for them, particularly when it comes to stretching our view on the kinds of risk we’re willing to take on. To that effect, last year we evolved our export guarantee program to take on 100 per cent of the risk rather than 75 per cent, because that’s what our customers, both banks and exporters, needed in this environment. We also broke new ground by beginning to offer cash flow financing against assets such as intellectual property, a critical product for Canada’s life science sector if it is to break out of its domestic focus and begin to penetrate international markets.

And we completed some pretty significant corporate initiatives; all aimed at making it easier for our customers to do business with us, including some large scale technological transformations to our credit insurance program to broaden our service offering to small businesses, and make their experience faster, more efficient and more predictable.

As always, our work throughout the year was guided by two principles: working in partnership whenever we can and conducting our business in a responsible manner. We continued to partner with the private sector to combine our expertise and risk capacity to support more Canadian companies, and this year our partnership transactions led to almost $27 billion in new business for our customers, up from $22.8 billion in 2013.

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We also worked hard to support the policy objectives of our shareholder, particularly with respect to the Government Market Action Plan (GMAP). GMAP places a priority on helping Canadian SMEs increase their international presence, particularly in emerging markets. To that effect, we participated, and will continue to do so this year, in DFATD’s ‘Go Global’ workshops, that are helping to provide SMEs with the tools, information and support that they need to take advantage of international business opportunities. We also undertook several initiatives aimed specifically at helping more SMEs, outlined later in this report.

On the Corporate Social Responsibility front, we engaged third-party suppliers to improve our understanding of the intersection between human rights and our support for business and to review our anti-corruption practices to identify areas for possible enhancement.

I’m proud to say that we were recently awarded Best Trade Finance Multi-Lateral Institution or Export Credit Agency by Global Finance magazine, some good affirmation that we’re doing something right! I’m especially proud that we were able to achieve just the right balance between meeting our responsibilities for Canadian exporters and staying financially stable.

I’d like to take this opportunity to thank our Board of Directors for their guidance and insights throughout the year. I’d also like to thank Pierre Gignac for filling in as Interim-President up until I was appointed to the position in February. He did a great job steering the ship and making sure our customers were well-served.

Finally I’d like to thank all of EDC’s employees; here in Ottawa, throughout the country and around the world. As always, their dedication and commitment led to another successful year for Canadian exporters and investors.

Benoit Daignault President and CEO

EDC Annual Report 2014 9

MESSAGE FROM THE CHIEF ECONOMIST

S	ix years past the onset of crisis, and this title is still a bold pronouncement. The idea that true recovery is now underway is far from a consensus view. Large parts of the industrialized world flirted with recession in 2014. Significant geopolitical events in the Middle East, Russia and elsewhere perpetuated a long list of disruptions that have characterized the post-crisis period. Structural fallout from the crisis came back to haunt the world economy. And the emerging market mainstays, resilient in the wake of global crisis, began to show serious cracks during the year. With a list of challenges that only seems to grow, is the notion of 2014 as the year that recovery began just impossibly wishful thinking?

Europe was probably 2014’s most significant disappointment. Italy slipped back into recession following a reprieve that lasted just one quarter. France’s doldrums persisted. But it was Germany faltering in mid-year that really sounded the alarm. With the engine of the Zone in trouble, Europe’s structural problems crept back into the headlines – notwithstanding the significant progress that has been achieved to date. At 17 per cent of global GDP, this economy’s woes weigh on the world.

Then there’s Japan. There was a lot of enthusiasm about the positive effects of Abenomics and the ‘three arrows’ economic program, but the program’s tax hike in the spring threw the economy into a tailspin, and voters back to the polls. At the same time, key emerging markets faltered. In China, years of policy-led growth have revealed imbalances. India, Brazil and Russia all had their issues during the year.

Those looking to the U.S. for relief were disappointed in the early going. Weather felled growth in the first quarter, the sort of shock that unfortunately has become all too common in recent years. But ‘deja-vu’ analysts were most disappointed; the U.S. economy hasn’t looked back since. The second quarter roared back with 4.6 per cent growth, the third quarter was up 5 per cent, and the fourth is also looking strong. There’s no question that this is recovery-style growth. But there are still concerns about whether this can continue in the U.S. in the face of weakness elsewhere.

Reasons for the strengthening are manifold. Indicators in the U.S. consistently pointed to near-term growth through year-end. Evidence of pent-up demand increased during the year in key sectors like housing, general consumption, the auto sector and business investment. Confidence continued to normalize. Fiscal drag dissipated. And the Fed announced the end of quantitative easing, and the anticipation of near-term rate hikes. Together, these developments were signals of true recovery that are about as clear as they get.

Two additional factors are critical. First, the U.S. economy is the only one on the planet that is currently positioned to generate standalone growth. Its consumers have restructured their finances, and together with wage and employment growth, can spend at a higher, sustainable pace. Businesses are flush with cash, and are already investing aggressively. Also, the U.S. doesn’t have the same demographic deadweight as the rest of the OECD. And finally, it boasts productivity growth well ahead of the OECD average. That resurgence is happening first in the U.S. should come as no surprise. A second key factor is that, when the U.S. revives, others aren’t usually far behind. Just as the U.S. took the lead in the last long growth cycle, and in the deep recession, it is set to lead other developed markets and the developing world into the next growth cycle.

10      Reaching For Our Export Potential

Canada is already tasting the benefits. Export growth for 2014 is up by an estimated 10.3 per cent, U.S. growth has a lot to do with it. The growth is spread across a wide array of industries from resources to high-tech and in-between, a testament to the strength of demand. Moreover, almost all provinces participated in the bonanza. The growth is timely – it arrived as the domestic economy began showing some deep cracks. Canadian consumer debt loads have swelled to a point that is not too far below pre-crisis U.S. levels. The housing market is overbuilt. Fiscal consolidation is still occurring, especially at the provincial level. Export growth is providing a welcome offset to an increasingly weary internal economy.

Although exports ended the year on a volatile note, sustained demand growth in the U.S. and the promise of knock-on growth in the rest of the world together put the export outlook in a very positive light. Lower oil prices will make things challenging for the energy sector. However, exports of manufactured goods should benefit from lower energy costs and the moderating impact of oil prices on the Canadian dollar. On balance, exports are expected to maintain a positive thrust in 2015 as recovery spreads globally.

Many other analysts are far less bullish, and with reason. The recovery is still young and very concentrated. Other, weaker parts of the global economy – both developed and emerging – face ongoing structural headwinds that any setback will exacerbate. Geopolitical concerns are manifold, posing a threat to general security, international investment and the availability of key resources. The unwinding of unprecedented stimulus adds to this mix of uncertainty. It’s a daunting list, but one for which renewed growth offers a lot of healing.

The coming cycle will present some unique challenges and opportunities. Should demand return on a broad base, sources of financing will be shifting. At the same time, the global marketplace will be dealing with the various impacts of unwinding extraordinary monetary policy measures. Moreover, aging populations in a large number of OECD nations and in a handful of key emerging markets suggests that the coming cycle will see even more intense cross-border investment activity. These trends are expected to become obvious very soon, and those armed to deal with the shifts stand to make the most of them.

Peter G. Hall Vice-President and Chief Economist

EDC Annual Report 2014 11

Canada’s small- and medium-sized enterprises (SMEs) make up about 98 per cent of Canada’s businesses, account for 45 per cent of GDP and 60 per cent of all jobs. Of the more than 1 million SMEs operating in Canada, only 41,000 are currently exporting, with the majority of these exports going to the U.S. Now more than ever, SMEs need support to help break into foreign supply chains and establish a credible presence abroad.

In 2014, EDC undertook several initiatives to help more Canadian SMEs win business in markets around the world. Overall, we helped 6,088 SMEs, representing 82 per cent of our customer base. As the Government of Canada’s Global Markets Action Plan (GMAP) sets a concrete target to increase the percentage of Canada’s SME activity in emerging markets from 29 per cent to 50 per cent by 2018, EDC will continue to work closely with the Department of Foreign Affairs, Trade and Development (DFATD) to help more Canadian SMEs win business in markets around the world.

Here are some of our small business customer successes in 2014.

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HELPING SMALL BUSINESS THINK BIG

David’s Condiments

Seven years ago David Marcus, an avid weekend BBQ chef, lost his father to a heart attack. His wife’s father had a heart attack shortly thereafter. He survived, but was put on a strict, salt-free diet. So the couple changed their cooking habits to healthy food – no salt, gluten-free, low sodium, no preservatives – which they also fed to their friends. After some hounding to start marketing his spices, rubs and marinades, Marcus started selling in specialty stores in and around Toronto. When Marcus started getting emails from American cottagers wanting to know where they could buy his products in the U.S., he knew he was onto something. At the same time, the largest dialysis foundation in the Bay Area was interested in his products, as well as other health facilities throughout North America. Soon it was time to quit his job in mergers & acquisitions for PwC and David’s Condiments was born. Last year, Safeway and Spartan U.S. came calling with big orders, bigger than the company had ever produced. EDC provided a 90 per cent guarantee to Marcus’ bank, TD, for $500,000 to support the pre-shipment costs of these large contracts. Today Marcus is setting his sights on the U.K. and Australian markets where he sees a lot of opportunities ahead.

Puddicombe Golf

Stories about family businesses like Puddicombe Golf succeeding on the international stage are inspiring today. Founded by Sid Puddicombe, and now managed by his two sons, the family-owned and operated business based out of Edmonton designs, builds and redevelops existing golf courses. In late 2013, Puddicombe was approached by New Zealand-based PLDL Ltd with a $15 million contract to design and build a new golf course near Auckland, NZ, the biggest contract the company had ever been offered – and a game changer for the company. The challenge was that PLDL required a $1.3 million performance bond in order to secure the contract, more capital than a small company like Puddicombe could afford to put up as security. So EDC provided a Performance Security Guarantee, which freed up Puddicombe’s working capital and eliminated the risk of default taken on by the lender. With this guarantee in place, Puddicombe’s Bank, Alberta’s ATB Financial, agreed to issue the 1.3 million performance bond, securing the contract for Puddicombe. Course construction is now in full swing …

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Diacarbon Energy

While studying at Simon Fraser University, Jerry Ericsson had an idea to develop a carbon neutral, high efficiency, coal replacement. With the help of his father Daniel and other experts, they created a unique natural bio-coal made entirely from wood waste. This product was the basis for the company Diacarbon Energy, incorporated in 2009. Interest for this new carbon neutral coal replacement grew quickly, and soon Diacarbon was looking to expand their production to a larger facility in Merritt, British Columbia. A grassroots company at heart, Ericsson was able to raise almost $10 million by word-of-mouth. When they met EDC at the GLOBE 2014 Conference, Diacarbon was looking for an extra investment to get the new facility off the ground. EDC was able to provide Diacarbon with $2 million in financing, allowing them to continue their R&D and open the new facility. Diacarbon already has their first buyer lined up. French industrial giant Lafarge Cement Canada has agreed to purchase all of the bio-coal created out of the Merritt facility for use in their local cement production in British Columbia, from which they export globally.

EDC Annual Report 2014 15

HELPING SMALL BUSINESS THINK BIG

Nymi

Too many passwords for all your devices? What if there was a wristband to authenticate all your devices and apps via Bluetooth. With 40 employees but growing rapidly, Toronto start-up Nymi has developed a wristband that authenticates a user’s identity through the person’s unique electrocardiogram. The wearable device gives users the ability to go about their day without remembering passwords or carrying keys, a credit card or ID and is expected to handle user authentication for everything from laptops to Facebook, Twitter accounts and smart locks to let people into their cars and houses, or as personal ID, or even a boarding pass at the airport. EDC’s Equity Investment team recognized the potential of the Nymi as being at the forefront of a revolution in identity-based interactions with devices and services, and was part of a US$14 million in funding. This funding will be used to get the 10,000 pre-orders and wide release date set for the fall of 2015.

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Colonial Tools

To expand by staying small would seem a contradiction in most cases, but for Colonial Tool Group Inc., it is a formula for success. Since their inception in 1993, they have been able to win customers because of their high level of service, attention to detail, and dedication to strong customer relationships. In that time their sales grew fivefold and they built a reputation as a world-class manufacturer of customized machine tools for the construction and maintenance of auto parts. But during that growth, increased global competition and the emergence of new consumer markets became factors that even smaller manufacturing companies like Colonial had to address to remain successful. This is where EDC was able to help, providing Colonial with insurance products to protect against the risks of buying and selling to new international customers. EDC was also able to leverage its financial relationship with one of Mexico’s largest auto parts manufacturers, Nemak, to more than triple Colonial Tools’ business with Nemak. With these international supports in place, Colonial was able to offer competitive commercial terms to their international customers, which allowed them to build those all-important trust relationships that made them successful in the first place.

RtTech

RtTech is a small technology firm based in Moncton, New Brunswick, that has benefitted from a push in the Middle East to reduce energy consumption. RtTech developed a special technology called Energy Management Information System (EMIS) which can calculate the minimum amount of energy a machine needs to function and determine if it is consuming too much. Clients can then adjust their energy consumption, ultimately reducing costs and their carbon footprint. The company was fortunate to connect with the second largest automation company in the world, Emerson Process Management. Emerson spotted the EMIS technology as a perfect partner for their Energy Advisor Product. Now the two are sold together and making their way through Middle Eastern markets. In 2014, RtTech was selected for the EDC mentoring program which helped them develop a plan to break further into the Middle East. They have since been introduced as a potential vendor to the world’s leading supplier of energy, Saudi Aramco.

EDC Annual Report 2014 17

Critical to Canada’s trade success is the ability for Canadian companies, particularly SMEs, to make a connection with international buyers. But many of these companies do not have the size or visibility to make that happen, particularly in emerging markets. One of EDC’s strategies is to help make these connections.

We do so primarily in three ways:

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MAKING THE CONNECTIONS TO CREATE TRADE

Connecting through our relationship with the TCS

Greybox

Entrepreneur Pierre Berube started his career in aviation. After years of working in advanced technology it occurred to him: we can put 2,000 sensors in an airplane so that it can fly itself, but we can’t monitor people with diseases. So his career took a change in direction and he began to focus on life sciences; specifically on developing a health ecosystem with technology that could bring the clinic to the home. Through his Montreal-based company Greybox, Berube developed, among many things, a wearable device that monitors and reports on specific aspects of a patient’s health, for example insulin levels. Data is stored and transmitted to the wearers’ doctor, healthcare provider or clinic, through a mobile app for regular monitoring.

EDC first met Berube at a life sciences Incubator Program in Philadelphia, sponsored by the TCS. EDC’s Life Sciences team saw the potential and wanted to help Berube bring the model to the world, which meant helping him make the right connections. GenNext Ventures, the investment arm of Indian conglomerate Reliance Industries was looking for life sciences IT providers to license and distribute throughout India. Based on a relationship with Reliance Industries, EDC’s India team was able to make the connection for Greybox. Now, ongoing discussions have placed Greybox as a priority company for GenNext, to put their apps in mobile phones throughout India.

Working alongside the TCS, we set up events that bring groups of Canadian and foreign companies, both in Canada and abroad, for event such as trade shows, in-market missions and by arranging cross-Canada visits by foreign firms to meet potential Canadian suppliers.

Overall, in 2014 EDC partnered with the TCS to conduct 127 match-making sessions. These resulted in 846 introductions between foreign buyers and Canadian suppliers, which led to new business contracts for 395 Canadian companies. More than 75 per cent of these exporters were SMEs.

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Ag Growth International

Based out of Winnipeg, Manitoba, Ag Growth International (AGI) manufactures portable and stationary grain handling and storage equipment, such as augers, belt conveyors, storage bins, handling accessories and aeration equipment. The company was first introduced to EDC in 2008 when they were considering expanding into emerging markets. EDC supported them with credit insurance to protect their international sales.

When they considered expanding into India, EDC’s investment team introduced AGI to agriculture and logistics companies from their investment portfolios that were interested in modernizing their grain and commodity handling facilities. These introductions have led to key partnerships for AGI and opportunities to sell new equipment in 2015. Since being introduced to EDC, AGI’s export portfolio has grown to account for 30 per cent of their business. They are now looking at business opportunities in Latin America and Brazil.

As part of our “connect” strategy, we also leverage certain products, such as equity investments or financing facilities, to create international opportunities for Canadian SMEs.

Connecting through

our Equity Investments

Through our investments in certain global equity funds, we gather market intelligence and identify opportunities at the grassroots level, and help Canadian companies seize international opportunities. To do so, we identify and qualify near-term leads for Canadian SMEs to connect with fund portfolio companies, identify emerging opportunities that will be the source of new business for Canadian exporters in emerging markets and leverage our international fund networks to give Canadian SMEs the necessary market intelligence and connections to sell and distribute their products in emerging markets. In 2014, this resulted in 455 introductions which led to 73 qualified leads for Canadian companies.

EDC Annual Report 2014 21

MAKING THE CONNECTIONS TO CREATE TRADE

Connecting through Pull Financing Facilities
Engaging foreign buyers: EDC is able to leverage its financial relationships with large foreign buyers such as India’s Mahindra & Mahindra, and introduce them to Canadian SMEs.

We also use what we call ‘pull’ facilities to make connections for SMEs by providing financing to targeted foreign buyers with procurement needs that match Canadian expertise. When we provide a loan to a targeted foreign buyer, they commit to working with EDC to buy from Canadian suppliers. Then, in collaboration with DFATD and the TCS, we introduce the foreign buyers to qualified Canadian suppliers, primarily through match-making missions.

Targeted foreign buyers include Mexico’s state-owned petroleum company, PEMEX; China’s transportation specialist, Noble Group; Chile’s state-owned copper company, Codelco; India’s Tata Group, Majindra & Majindra, Reliance Industries Limited and Bharti Airtel Limited.

In 2014, we concluded the first phase of a pilot project with the TCS. As part of the project, participating Trade Commissioners and EDC in-market representatives engaged in joint outreach activities with pull borrowers to better understand their procurement needs and capital expenditure plans. The increased access to each of our network of contacts meant that more Canadian companies were introduced to opportunities overseas. Moving forward, we intend to target opportunities in frontier markets that align with GMAP priority sectors.

Overall, in 2014 we added 39 new pull facilities and conducted 25 pull-related match-making sessions. Throughout the year, 1,802 Canadian companies benefited from these facilities, 91 per cent of which were SMEs.

Since the inception of the program in 2003, 5,053 Canadian companies have benefited from these connections for a total of $48.7 billion in exports sales.

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Novo Plastics

EDC has had a pull financing relationship with Indian multi-national Mahindra & Mahindra since 2011. With a global footprint in more than 100 countries and revenues of more than $16 billion, M&M’s operations span key industries from aerospace, through agribusiness, automotive, construction equipment and retail. This year, we introduced Canadian plastics manufacturer Novo Plastics to M&M. Novo Plastics had been trying to penetrate the Indian market for years, but foreign companies often face complex bureaucratic regulations making it a difficult market to navigate without local key contacts. EDC helped Novo Plastics overcome these challenges by making some important introductions for Novo Plastics in India. The game-changer came in 2014 when EDC introduced the Markham-based SME to M&M. This introduction led to a contract, giving Novo Plastics a foot in the door with other Indian auto sector OEMs, which should help expand their international footprint considerably.

Since the inception of our pull financing facilities in 2003, 5,053 Canadian companies have benefited from these connections for a total of $48.7 billion exports sales.

EDC Annual Report 2014 23

Performance Measures	2014 Actual	2014 Plan	2013 Result
Business measures
Total Business Facilitated ($B)	98.9 (4% growth)	0 – 3% growth	95.4
Small Business Transactions	2,762 (5% growth)	0 – 3% growth	2,639
CDIA Transactions*	347 (4% growth)	0 – 3% growth	333
Business in Emerging Markets ($M)	597 (13% growth)	0 – 3% growth	528
Partnership Transactions*	3,918 (7% growth)	0 – 3% growth	3,655
Financial measure
Productivity Ratio (%)	23.3	24 – 26	22.7
Customer-related measure
Net Promoter Score	74.3	67.0 – 73.0	70.5
* Updates have been made in 2014 to the business rules for Partnership and CDIA transactions. As a result the 2013 figures have been restated to allow for an appropriate year-over-year comparison.

Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)
Target substantially met (≥ 95% and ≤ 98% of plan)
Target not met (< 95% of plan)

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PERFORMANCE AGAINST OUR OBJECTIVES

Reaching for

Our Export Potential

As global growth picked up throughout the year, driven largely by the U.S., Canadian exports grew by more than 10 per cent in 2014. In this environment, our customers’ overall business volume grew by almost four per cent. Overall we served 7,432 customers, up from 7,165 in 2013. More than 80 per cent of these were SMEs. We continued to focus on helping more Canadian small businesses, supporting Canadian Direct Investment Abroad (CDIA) and getting more Canadian companies into high-growth emerging markets in support of GMAP.

Business Measures
Total Business Facilitated

Through our products and services, our customers’ exports and investments totalled $98.9 billion, up from $95.4 billion in 2013. On the Insurance side, we helped 5,200 clients close more than $77 billion in export sales with about 78,000 buyers in close to 200 foreign markets. More than 70 per cent of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions. This insurance also allows them to offer their buyers more flexible payment options secure in the knowledge they will be paid. We earned $195 million in premiums for coverage under our insurance programs and paid out $72 million in claims, in contrast to $61 million in 2013.

Furthermore, our financing activities delivered a record $21.6 billion in loans to Canadian clients and their foreign trading partners. We earned almost $1.3 billion in loan revenue and guarantee fees, primarily from our portfolio of $62.9 billion in commercial loans and guarantees to foreign companies in support of our Canadian clients, and $15.2 billion of loan advances made.

26      Reaching For Our Export Potential

Business Measures (continued)
Small Business Transactions

Given their impact on Canada’s trade performance, our service offering to small business exporters is a critical part of fulfilling our mandate. In keeping with the Government of Canada’s priorities, in 2013 we introduced a Small Business Transactions measure in order to track our efforts for this critical segment. We define small businesses as companies with under $10 million in sales. In 2014, we reached 2,762 transactions for small businesses, up from 2,639 last year.

Throughout the year, we undertook several initiatives and technological investments to broaden our service offering to more small businesses and grow their potential to export. For example, small businesses need fast, accessible, simple and predictable services. With that in mind, we implemented several large scale projects to transform our technology systems, and improve the ease of doing business for our smaller customers.

We also concluded a partnership agreement with the Canadian Manufacturers & Exporters Association (CME) to launch the Enterprise Canada Network, an on-line platform that connects Canadian businesses and researchers to qualified global procurement opportunities. Moving forward, we will continue to collaborate with the Minister of International Trade’s Go Global workshops in communities across Canada, which are providing SMEs with the tools and practical information they need to take advantage of international business opportunities.

Canadian Direct Investment Abroad (CDIA) transactions

Increasingly, having a local presence in foreign markets is key to expanding internationally. Our CDIA transactions include loans to help companies open facilities in new markets or participate in joint ventures, and insurance for sales by foreign affiliates of Canadian companies, which enables our customers to reduce transportation and labour costs while getting closer to their own customers.

In 2014, our customers undertook 347 transactions related to their foreign investments. The value of these transactions was a record $7.5 billion, up from $6.6 billion in 2013, a good indication that Canadian companies are diversifying more.

As an example, in 2014 we provided a US$2 million loan for a subsidiary of Montreal-based GLV Inc. (now Ovivo Inc.) to grow their operations in India. The company provides technology for water treatment and pulp and paper production. Their India facility, which produces equipment parts for the pulp and paper industry, needed to expand and modernize the existing production unit and invested the loan in new equipment. This in turn will help grow their Indian and overall international footprint substantially. We were also instrumental in helping Endurance Wind Power access the financing it needed to establish a manufacturing facility in the U.K. to be closer to their European customer base.

EDC Annual Report 2014 27

PERFORMANCE AGAINST OUR OBJECTIVES

Business Measures (continued)
Business in
Emerging Markets

Growth in emerging markets is expected to outpace the developed world for some time. These regions, which include China, Brazil, emerging Asia, the Andean region countries and India, a strategic priority for EDC, now represent 30 per cent of the business we support. These are the markets that Canadian businesses need to penetrate for continued growth.

In 2013, we introduced ‘revenue’ as the measurement of our activity in emerging markets, which represents all premiums, fees and interest on transactions in emerging markets. In 2014, our business in emerging markets reached $597 million in revenue.

Through our services, our customers’ business in these markets reached $28.9 billion, a 6 per cent growth over 2013. Of this, $6.6 billion was for business in China, and $1.9 billion for business in India, critical markets for Canadian businesses moving forward.

Our financing activities to emerging markets, where we have the most impact for Canadian exporters, reached $6.2 billion. This included close to $930 million to Mexico, $910 million in financing to Brazil, $783 million to India, $315 million to China and $237 million to Southeast Asia.

Moving forward, in 2015 we have announced plans to open a representation in Johannesburg, South Africa, our first on the continent, to help grow Canada’s footprint in this fast-growing frontier market, and connect more Canadian businesses to the supply chains within intra-African trade. In 2014, the business we supported in Sub-saharan Africa reached $1.5 billion, up from $790 million in 2013.

Partnership
Transactions

Working in partnership to combine our expertise and risk capacity is the most efficient way to expand our reach and have a greater impact on more Canadian business. Whenever possible we try to complement the activities of the Business Development Bank of Canada (BDC) and private-sector financial institutions, insurance companies and sureties and brokers, depending on the level of private-sector capacity. For example, when credit is harder to access, we partner with the private sector to provide companies with the capacity they need, and create conditions that will favour the emergence of private-sector capacity. Similarly, as the private sector returns, we are generally less needed.

In 2014, the number of transactions we conducted with partners reached 3,918, resulting in $26.9 billion in business for our customers, up from $22.8 billion in 2013.

28      Reaching For Our Export Potential

Customer-Related Measure

Net Promoter
Score

We measure our success in customer satisfaction and loyalty through a Net Promoter Score (NPS); an industry standard for measuring customer opinion. By collecting data on how well we are servicing the needs of our customers, we get a good indication of customer referral, loyalty and retention and enhance our offering.

We collect the data by a series of surveys of active customers that asks: “On a scale of 0 to 10, with 0 being not at all likely and 10 being extremely likely, how likely is it that you would recommend EDC to a colleague who is also an exporter?” The NPS is a calculation based on the percentage of customers who are “Promoters” (9s and 10s) minus the percentage of customers who are “Detractors” (0s through 6s).

Our 2014 NPS of 74.3, up from 70.5 the previous year, shows that the majority of our customers would be likely to refer us to partners and associates.

This increase reflects an improved customer experience that resulted from changes we implemented to make it easier for Canadian exporters to do business with us. For example, we evolved our internal management systems to ensure that customer feedback is driving our efforts to deliver faster, simpler and more predictable customer experiences.

Financial Measure

Productivity
Ratio

We are committed to spend within a range of 24-26 cents of every dollar earned on overhead costs. We measure this through our productivity ratio, the ratio of administrative expenses to net revenue. Our PR of 23.3% per cent was significantly more favourable than the Corporate Plan projection of 24.7% mainly due to gains on the sale of aircraft and component parts that had previously been part of our leasing portfolio. These gains were not contemplated at the time the Corporate Plan was prepared.

EDC Annual Report 2014 29

Delivering value for our customers also involves carrying out business in the socially responsible manner that Canadians expect. For us, Corporate Social Responsibility (CSR) is more than just compliance with policy or regulation; it is the integration of values such as honesty, respect, fairness and integrity into our daily business practices. We believe that good business – adopting and embracing these principles while we facilitate trade for Canadian investors and exporters – is good for business.

CSR Scorecard

Priority	Activity	Impact

Combatting Corruption	Undertook an independent, third party review of our anti-corruption practices to identify areas for possible enhancement, including “Know Your Customer” processes.

Ongoing results are expected in 2015. Preliminary indicators show compliance with Organisation for Economic Co-operation and Development (OECD) commitments, but also highlights areas for improvement such as the need for harmonization and updating of current processes.

Green Bond

Issued our first Green Bond, a fixed income security that allows investors to play a role in financing green business transactions worldwide.

Prepared first green bond investor newsletter for publication in Q1 2015.

Finances green investments and stimulates growth for businesses that provide cleantech solutions, to help preserve, protect or remediate air, water or soil, or help mitigate climate change.

Human Rights

Undertook a review of how to better integrate a human rights strategy in all aspects of EDC’s business.

Engaged a third-party supplier to improve our understanding of the intersection between human rights and EDC’s support for business.

Increased knowledge of human rights as we continue to chart the course for improving our existing policies and procedures.

As part of our global community investment partnership with CARE Canada, in 2014 we sent EDC volunteers to Zambia, India and Peru to lend their expertise to various enterprise development projects.

30      Reaching For Our Export Potential

CORPORATE SOCIAL RESPONSIBILITY

Office of the Auditor

General of Canada Report Recommendations

In 2014, the Office of the Auditor General (OAG) undertook its regular five-year review of EDC’s environmental and social practices. We received a favorable result with some key recommendations which included:

•  strengthening existing controls for monitoring projects where environmental and social covenants have been identified;

•  enhancing procedures related to the assessment and documentation of project-specific greenhouse gas emissions, risks and impacts;

•  providing more precision and guidance for risk ratings and standardizing documentation requirements to ensure consistent assessment and documentation of risks; and

•  ensuring that review procedures document the extent to which social risks are considered in environmental assessments.

We agreed to implement the recommendations and started strengthening our internal mechanisms for tracking environmental and social covenants related to projects after loan agreements have been signed. This will ensure that monitoring reviews and follow-ups are carried out in a timely manner. We are continuing to strengthen our capacity to assess greenhouse gas emissions data and our documentation protocols, drawing on the expertise within the framework of the OECD’s Common Approaches agreement. The full report is public and can be accessed at www.oag-bvg.gc.ca under Reports to Parliament for 2014.

We have also embarked on a process to refine our environmental risk review methodologies by adding more precision to our risk ratings and coverage of social risks.

Environmental leadership

In 2014, two appointments helped to place EDC in a position of environmental leadership while also demonstrating our commitment to advancing the dialogue on best environmental and social practices and promoting due diligence in responsible risk decision making.

First, EDC was re-elected for its second, three-year term, to the Steering Committee of the Equator Principles Association. We are the only Export Credit Agency and North American financial institution to sit on the Steering Committee of the Association.

In addition, a member of our Environmental Advisory team was elected to the Export Credits and Credit Guarantees (ECG) Bureau, and named the new Chair of the OECD’s Environmental Practitioners Group. The goal of the Practitioners is to develop guidance, improve common practices and promote a level playing field.

Community Investment

EDC believes in giving back to the communities where we live and work. In 2014, we were proud of our involvement in two international community investment initiatives.

CARE Canada

Our ongoing partnership with CARE Canada, currently in its sixth year, sees EDC employees contributing to small business development projects around the world. This partnership is an excellent way for our employees to enhance important skills such as adaptability, problem-solving and inter-cultural communication, while lending their business expertise to CARE offices around the world.

To date, 22 employees have taken part, lending their expertise through four-month assignments to CARE’s programming in India, Peru, Zambia and Ottawa. In addition to sharing employees’ knowledge and skills, EDC invests $180,000 each year in the partnership.

Enablis

As a new initiative, in 2014 EDC became involved with Enablis, a global non-profit organization working in developing countries to support SME entrepreneurs and reduce poverty by creating jobs. Under this program, EDC employees mentor entrepreneurs in emerging markets, primarily in Africa. In March 2014, the first two volunteers were assigned to provide long-distance mentoring to small business owners in South Africa and Tanzania. The mentors commit to at least a one hour call a month with their mentees over two years.

We also produce a Corporate Social Responsibility Annual Report which provides more comprehensive details on our CSR programs and initiatives. The 2014 CSR Report is slated for release online in May 2015. Please see www.edc.ca/csr.

32      Reaching For Our Export Potential

“My four months with CARE Zambia gave me an opportunity for immense growth. There is no more taking things for granted, no more assumption. I returned from Zambia with a more flexible and open perspective which I am hopeful will serve me well as a basis for future EDC initiatives.”

– Megan Murray, EDC International Financing Manager

“My employee assignment with CARE India gave me a glimpse into the CSR work of a private sector oil and gas company that engages multiple developmental organizations to bring about changes in the communities. I learned about the complexity of stakeholder interactions and of measuring success. The EDC-CARE partnership not only showcases our own commitment to CSR initiatives and employee development, but also offers an opportunity to see challenges from the clients’ perspective.”

– Sally Guo, EDC Underwriter

“I feel proud to work for an organization that recognizes the importance of making a difference in the world, not just in our local community. From a personal and professional level, it has been an amazing opportunity and I am grateful for the support I received from EDC.”

– Veronica Giggey, EDC Senior Business Analyst

“My assignment with CARE Zambia tested everything that I thought I knew about what it would be like to work and live in an African country. I thought they’d learn from me, but in the end I was ‘schooled’ on everything from working to socializing.”

– Marianne McInnis, EDC Corporate Banking Manager

“ Mpodumo is a driven and passionate entrepreneur. It is very motivating and enriching to share the expertise and experience that I  have acquired through the years with this young entrepreneur to help him achieve success.”

– Nathalie Lambert,

  EDC Account Manager

In 2014 Strategic Account Executive Nathalie Lambert was paired with Mpodumo Doubada, a South African entrepreneur who created a used text book business, Pimp My Book in 2006. As an undergraduate student, Mpodumo identified a gap in the used textbook market and started his own company out of his dormitory, offering students the opportunity to buy and sell used text books. In 2008, the company moved into a permanent location. Today the Pimp My Book brand is growing rapidly within the African market, with six stores located on the campuses of universities in three provinces around South Africa. Pimp my Book has recently launched its online shopping platform, which provides nationwide delivery and book collection.

“I joined Enablis mentoring with the intention to give and learn. So far, being the other voice with another perspective and investing some time has been far more enriching and inspiring than I could have ever expected. I am truly amazed and grateful for the opportunity I have to being exposed to a different business perspective and experience the determination and agility of my mentee through good times and bad times.”

– Francis Mensah, EDC Corporate Accounting Director

EDC Annual Report 2014 33

While the U.S. continues its economic upsurge, the global situation is still uncertain. Markets anticipate the Federal Reserve will begin to tighten monetary policy. In 2015, the magnitude of tightening will remain dependent on how the economic path evolves. The same cannot be said for the rest of the world as we expect a more neutral position for most countries.

Funding

By the end of 2014, EDC borrowed US$10 billion. We were active with benchmark bond issuance this year. U.S. Dollar Global benchmarks form a large part of our funding programme and we issued three, US$1 billion Global benchmarks (one three-year and two five-year bonds).

In 2014 we launched our inaugural Green Bond, a US$300 million bond maturing in January 2017. Investor interest in bonds supporting environmental responsibility is growing as evidenced by their positive response to this transaction. As a result of this bond, EDC received the Excellence in Corporate Responsibility (ECR) Award in the category for product innovation and service.

In other currencies, we issued a 300 million New Zealand Dollar five-year benchmark bond and increased it by 125 million. In Australian Dollars we reopened an existing five-year benchmark bond, increasing it by 250 million to bring the new total to AUD 1 billion. We also issued a new 400 million five-year Kangaroo benchmark transaction and later increased it by 300 million.

Rounding out our benchmark programmes for 2014 was a new 400 million British Pound four-year benchmark bond which was subsequently increased by another 200 million. EDC also responded to investor needs for a variety of private placement transactions.

This year, EDC also presented its second Chinese Yuan-denominated bond, a sale of 306 million Yuan at 2.505 per cent due in May 2016. EDC’s Treasury is now poised for future Renminbi opportunities in support of our exporters and investors. This was the highlight among our emerging currency bonds this year.

34      Reaching For Our Export Potential

Looking Ahead

In 2015, our forecasted funding requirements are US$12 billion. Given the size of our borrowing program, we will look for opportunities to issue benchmark transactions in all of the major currencies in which we have an active investor following which includes British Pounds, Australian Dollars, New Zealand Dollars and U.S. Dollars. We will continue to offer the following types of bonds: Globals, G8 currencies, Structured Notes, Private Placements and Emerging Currency Notes. In keeping with EDC’s focus on supporting clean technologies, we also anticipate issuing another Green Bond in 2015, and will give preference to investors with a green mandate.

Based on the projected cash requirements for 2015, we expect the range for commercial paper outstanding to be between USD 5 and USD 7 billion.

Sovereign, Supranational and Agency (SSA) issuers, including EDC, will face the uncertainty of global growth. This will affect the pace of interest rate changes and maturities that investors want. EDC believes it can meet its larger funding requirements as it remains one of the most sought-after names in the SSA market.

Risk Rating	Domestic		Foreign Currency
	Long-term	Short-term	Long-term	Short-term
Moody’s	Aaa	P-1	Aaa	P-1
S & P	AAA	A-1+	AAA	A-1+
DBRS	AAA	R-1 (high)	AAA	R-1 (high)
JCR	AAA	–	AAA	–
Zero per cent BIS risk weighted according to Basel II guidelines

Credit Credentials

Our bonds are the full faith and credit obligations of the Government of Canada. The ratings reflect our status as an agent of her Majesty in right of Canada and EDC’s 100 per cent ownership by the Government of Canada. We service our debt from our own resources and our borrowings are the Government of Canada’s full obligations, payable from the Consolidated Revenue Fund (the government’s primary account) ensuring timeliness of payment.

EDC Annual Report 2014 35

The following is an overview of the business strategy and performance measures of the 2015-2019 Corporate Plan. A summary of the Plan is available on www.edc.ca

2015 Scorecard and key measures of success and planning

The Planning

Environment

Six years after the global financial crisis, advanced economies, particularly the U.S., are gaining momentum and starting to once again drive global growth. Although economic growth in emerging markets has declined, these markets are still the world’s fastest growing and should remain so throughout the planning period. As such, understanding that some challenges persist, we expect world growth to return to previous norms, with developed economies leading the way and emerging markets following with higher levels.

Within this context, conditions are set for Canada’s exports to rise approximately 4 per cent in 2015. Trade and investment will be key drivers for the Canadian economy over the planning period. Critical to long-term economic success will be growth in the number of SMEs engaged in international trade and the ability of Canadian companies to diversify to new markets.

Performance Measures	2015 Plan
Customer-related Measures
Net Promoter Score	70.0 – 76.0
Business Measures
Total Business Facilitated ($B)	0 – 3% growth
Business in Emerging Markets ($M)	5 – 10% growth
CDIA Transactions	0 – 4% growth
Partnership Transactions	0 – 3% growth
Small and Medium Sized Business Transactions	0 – 5% growth
Number of Small and Medium Sized Businesses Served in Emerging Markets	2,400
Financial Measures
Productivity Ratio (per cent)	25 – 28

36      Reaching For Our Export Potential

The Business Strategy

EDC’s business strategy for the period 2015-2019 is focused on executing the various initiatives we currently have underway, while also watching the landscape ahead to position ourselves to help Canadian companies – particularly SMEs – achieve future success in new markets.

Ensuring the future health and prosperity of Canada’s economy through increased trade and investment in global markets is a key priority for the Government of Canada and EDC. As such, an important area of focus for the organization over the next five years will be our contribution to GMAP, including support for SMEs. We will work in collaboration with the TCS, other government partners and the private sector to ensure that our solutions enable Canadian companies to win new business in markets around the world.

The 2015-2019 Business Strategy outlines three strategic objectives:

1. Build awareness about EDC and the benefits of exporting to encourage trade growth: We will ensure that Canadian businesses that have yet to export are aware of the benefits. We will also build awareness of the services EDC can provide to help them become exporters or grow their business overseas.

2. Offer both standard and tailored solutions: We will provide a range of easy-to-access, standard products and services for current and potential exporters while also providing tailored services for companies that can benefit from this approach.

3. Increase trade diversification: We will help Canadian companies expand beyond traditional markets.

Objective 1:

Build Awareness

We plan to increase awareness about the benefits of exporting and the services that EDC can offer to Canadian companies of all sizes. The goal of this objective is to encourage trade growth and increase Canada’s trade competitiveness.

We plan to deliver on this objective by investing in marketing and communications activities. We will also work with our partners,

such as the TCS and Canadian Manufacturers and Exporters (CME), to build awareness about exporting and the services available to Canadian companies to help them succeed.

Objective 2:

Offer both standard and tailored solutions

We have in place a comprehensive suite of products that can help current or future exporters at any stage in their life cycle. Going forward, we will ensure that we have a standard range of products that can be accessed quickly and provide our exporters the support they need to respond to international opportunities in a timely manner. This is why we continue to transform our credit insurance offering for customers to better serve SMEs in a more standardized way. At the same time, we recognize that in some cases, it is necessary for us to tailor our approach.

Additionally, in 2015 we plan to focus on identifying high-potential SMEs that would benefit from a more tailored approach in service. This will expand on the work we started in 2014 with the launch of a pilot small business mentoring program. We also plan to tailor our efforts by taking on more risk in specific areas and focusing our efforts on sectors with significant opportunities for Canadian business.

EDC Annual Report 2014 37

2015 STRATEGIC OBJECTIVES

Objective 3:

Increase trade

diversification

The third objective is to increase trade diversification among Canadian exporters. To do so, we will leverage our knowledge on international trade issues and opportunities, as well as our connections with foreign buyers, for the benefit of Canadian companies seeking new opportunities. EDC is committed to increasing Canadian companies’ presence in GMAP priority markets in particular.

To promote diversification, we will focus on both developed markets and emerging and frontier markets. This strategy will also include the U.S., often an important first step for Canadian businesses, and SMEs in particular, to gain access to the supply chains of large multinational corporations and eventually move their products overseas through these channels.

Critical to Canada’s trade success is the ability for Canadian companies to make a connection with international buyers. For several years, one of our strategies has been to facilitate these connections. To do this, we implemented a number of activities with the same goal: to introduce Canadian businesses to potential new buyers in foreign markets. These activities include our pull facilities, match-making events, our connect strategy in the equity program and protocols.

A Partnership- Preferred Approach

We work with a variety of private sector partners for the benefit of our customers. This allows us to combine the expertise and risk capacity of EDC with that of the private sector to expand EDC’s flexibility and reach to have a greater impact on more Canadian businesses.

That said, we will operate without partners when it is in the best interest of our customers, by providing financing and insurance solutions when gaps exist or private sector capacity or risk appetite is limited. We do this with the expectation that our involvement will pave the way for future private sector involvement and we strive to create the conditions to facilitate this.

Corporate Social Responsibility

We meet our international CSR obligations and the expectations of Canadians to act as a good corporate citizen, while ensuring that Canadian businesses continue to succeed internationally.

Looking forward, we will continue to work with Canadian exporters to raise awareness about the risks of corruption and bribery in international markets and ensure that international obligations are met. We will also work with our government partners to ensure we are following best practices and to deepen collaboration.

Delivering on our Objectives

For us to achieve benefits for Canadian businesses and contribute significantly to the Government of Canada’s trade agenda, we have in place robust practices for operational management and sustainability that align with the private sector. These include financial sustainability, risk management and human resources. We ensure that these practices are also aligned with the Government of Canada. In addition, we continually look for ways to create additional efficiency and value for the Corporation.

Measuring Success

We track our performance against our strategic objectives presented in the Business Strategy through our Corporate Scorecard, and the following measures.

Net Promoter Score

The Net Promoter Score (NPS) is the measure against which we evaluate our customer satisfaction and loyalty. NPS measures our reputation and the likelihood that our customers would recommend EDC to business colleagues. For 2015 we anticipate the range to fall between 70.0 – 76.0.

38      Reaching For Our Export Potential

Total Business Facilitated

This measure provides an order of magnitude of the business Canadian companies carry out with the help of our solutions. We expect our business facilitated in 2015 to grow between 0 and 3 per cent. There are two main assumptions that will drive this forecasted growth. First, with the Canadian dollar being below parity with the U.S. dollar, we expect to see a more competitive environment for exporters. We also expect that strong U.S. and emerging market growth in 2015 will be positive for exporters.

Business in Emerging Markets (BEM)

To provide a more complete picture of the value we deliver to Canadian companies in emerging markets, in 2013 we introduced revenue as the base for measuring our activity in these markets.

Revenue is a comparable measure of value across our insurance and financing programs, therefore providing a more balanced view of our business. Revenue derived from all programs count towards BEM and is defined as the accounting revenue reported on the Consolidated Statement of Comprehensive Income earned during the calendar year through premiums, fees and interest on transactions in emerging markets. In 2015 we anticipate growth in the 5 to 10 per cent range.

Canadian Direct Investment Abroad (CDIA) Transactions

CDIA continues to be critical to the health of the Canadian economy, and supporting CDIA transactions has become an integral part of our core business. In 2015 we expect growth in the range of 0 to 4 per cent. A softer demand for financing and strong bank liquidity will impact demand for EDC support.

Partnership Transactions

Our ability to serve Canadian companies is enhanced by partnering with both public and private sector players. In 2015 we forecast growth in the 0 to 3 per cent range due to our banking partners seeking EDC support to provide them with additional capacity.

Small and Medium Sized Business Transactions

Since 2012 we have placed a strong emphasis on supporting small and medium sized exporters in both developed and emerging markets. To ensure we focus on this segment of exporters, in 2013 we introduced a “Small Business Transactions” measure, which encompasses all transactions related to small business exporters over the course of the year.

Given the Government of Canada’s focus on SMEs and in order to align with the GMAP, in 2015 we are broadening the definition of this measure so that it encompasses SMEs and not just small business. We expect to see growth in the range of 0 to 5 per cent for this measure. This growth will be driven in part by our launch of Trade Protect, a new online credit insurance product.

Productivity Ratio

Our Productivity Ratio captures, in aggregate form, how well we use our resources. It is the ratio of administrative expenses to net revenue.

In 2015 we will be adjusting our range to 25 to 28 percent as we are committed to a stronger focus on supporting SMEs as previously mentioned. This will require us to make additional investments to reach this important audience and these investments may not correspond with a proportional increase in revenue.

EDC Annual Report 2014 39

Board of Directors

Jacques Boivin

Quebec City, Quebec

Mr. Boivin was first appointed to EDC’s Board of Directors in March 2009 and was reappointed for a second term in October 2012. A lawyer with Levis, Quebec’s Ksa, avocats, s.e.n.c.r.l. and at Trois-Rivières, Quebec at Les notaires Leblanc, Martin & Associés conseillers juridiques, inc. Mr. Boivin specializes in mergers and acquisitions, sales and financing, as well as bankruptcy and insolvency. He has also served as an instructor at the École du Barreau du Québec. Mr. Boivin is a member of the Barreau du Québec, the Canadian Bar Association and INSOL International. In addition to his law practice, Mr. Boivin is active in his community and serves on boards of organizations that support education and health services.

Jeff Burghardt

Oakville, Ontario

Mr. Burghardt was first appointed to EDC’s Board of Directors in June 2008, and reappointed for a second term in March 2012. Mr. Burghardt worked in the agricultural industry for more than 30 years, including 12 years as President and Chief Executive Officer of Prince Rupert Grain Ltd. and as Chair of the Northwest Corridor Development Corporation. A leading advocate for his region, Mr. Burghardt has served as an industry advisor to both federal and provincial governments on issues surrounding transportation, economic development and investment. Mr. Burghardt now resides in Oakville, Ontario and provides advice to a number of Canadian exporting firms.

Adam Chowaniec

Ottawa, Ontario

Dr. Chowaniec was first appointed to EDC’s Board of Directors in April 2008 and was reappointed for a second term in December 2011. As Chairman of the Board of Directors of Solantro Semiconductor Inc., he has chaired numerous companies and held executive positions at Bell Northern Research, Nortel Networks, Commodore International and Calmos Systems. Dr. Chowaniec was the Founding Chair of Startup Canada, as well as the founding CEO of Tundra Semiconductor Corporation in 1995. From 2006 to 2008, he was Chair of the Ontario Premier’s Research and Innovation Council. He currently serves as the Chair of the Private Sector Advisory Board of the National Centres of Excellence. He has been widely recognized for his leadership, business excellence and innovation, and was named Business Person of the Year by the Ottawa Chamber of Commerce in 1999. (Mr. Chowaniec passed away on February 13, 2015)

Herbert M. Clarke

St. John’s, Newfoundland

Mr. Clarke was appointed to EDC’s Board of Directors in 2009 and was reappointed for a second term in October 2012. He has substantial private- and public-sector experience in areas of public policy and industry-government relationships, particularly as it relates to natural resource development and environmental assessment. Mr. Clarke is president of HMC Associates Ltd., a private consulting and investment firm. Previously, he served as Newfoundland and Labrador’s Clerk of the Executive Council and Secretary to Cabinet, and in senior executive roles in the mining and fishing industries. Mr. Clarke has been a board member of the Canada-Newfoundland Offshore Petroleum Board, founding Chairman of the Fisheries Resource Conservation Council, Public Review Commissioner for a major offshore oil and gas project and Co-Chair of the Joint Review Panel for the Lower Churchill Hydroelectric Generation Project.

Lindsay Gordon

Vancouver, British Colombia

Mr. Gordon was appointed to EDC’s Board of Directors in April 2014. Mr Gordon spent 25 years with HSBC, one of the world’s largest banking and financial services organizations, including President and CEO for nine years and prior to this, he spent 10 years in senior roles with EDC. Mr. Gordon currently serves on a variety of Boards including the Canadian Institute for Advanced Research, HSBC France and the Center of Excellence for Marine Transportation. He is also Chancellor of the University of British Columbia (term commencing July 1, 2014), a member of the Business Council of British Columbia Chair’s Forum and Governor and Co-founder of Governor and Co-Founder of the CHILD Foundation. Mr. Gordon was a past Director for the CD Howe Institute, and was a member of the Canadian Council of Chief Executives. Mr. Gordon was the 2010 recipient of the B’nai Brith Award of Merit for Outstanding Canadians and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. He holds a BA and MBA from the University of British Columbia.

Vik Khurana

Toronto, Ontario

Mr. Khurana was appointed to EDC’s Board of Directors in April 2013. He is the founder and CEO of Prudential group of companies, which constitute two Toronto-based companies, and has interests in other Asia-centric businesses. Prior to becoming an entrepreneur, Mr. Khurana worked with Toronto Dominion Bank in Commercial Credit. He has served on the board of numerous multinational companies and non-profit organizations and is currently a board member of the Asia Pacific Foundation of Canada (APFC), Canada Post Community Foundation and Advisory Board of the Indo Canada Chamber of Commerce. He is also a member of the Canada India CEO Forum. Mr. Khurana is an Engineering graduate from India and holds a Masters in Business Administration from St. Mary’s University in Halifax.

40      Reaching For Our Export Potential

Elliot Lifson

Montreal, Quebec

Mr. Lifson was appointed to EDC’s Board of Directors in March 2012. Mr. Lifson is President of the Canadian Apparel Federation and Vice-Chairman of Peerless Clothing Inc., and serves as a Director for several associations and councils. Mr. Lifson is Past Chairman of the Board of the Montreal Board of Trade and currently serves in an advisory capacity. Mr. Lifson is a Professor at the Desautels Faculty of Management at McGill University and was recently nominated to the Quebec Government’s Export Québec. Mr. Lifson is the Co-Chair of Montreal’s 2014 Centraide (United Way) Campaign. He is a graduate in Law from the Université de Montréal, a member of the Quebec Bar and received his Masters in Business Administration from the Ivey School of Business, University of Western Ontario.

Donald A. MacLeod

Dartmouth, Nova Scotia

Mr. MacLeod was first appointed to EDC’s Board of Directors in 2008 and was reappointed in December 2011. Currently serving as Vice-President and General Manager for J. Ray McDermott Canada, Ltd. Mr. MacLeod has held senior management positions within the organization and its predecessor since 1989. He has extensive involvement in commercial transactions in Canada and internationally within the shipping and offshore oil and gas sector. Mr. MacLeod is chair of the Shipowners’ Mutual Protection and Indemnity Association (Luxembourg), and holds positions on several of its affiliates and management committees. He is a member of the Nova Scotia Barristers’ Society.

Jeffrey Steiner

Toronto, Ontario

Mr. Steiner was appointed to EDC’s Board of Directors in December 2010. Before establishing New Franchise Media in 2010, Mr. Steiner served approximately seven years as president and chief executive officer of the Toronto Economic Development Corporation (TEDCO), and three years as a board member of the Alcohol and Gaming Commission of Ontario. Mr. Steiner currently serves as Chair of the Governance Committee on the Board of Directors of the Ontario Centres of Excellence Inc., which oversees government investment in the commercialization of university R&D through industry-academic collaboration and venture capital finance. He is an active member of the Young Presidents’ Organization (YPO) Toronto Chapter and the Institute of Corporate Directors with an ICD.D designation.

Jason T. Stefanson

Winnipeg, Manitoba

Mr. Stefanson was appointed to EDC’s Board of Directors in May 2014. He is currently Vice Chairman and Managing Director of CIBC World Markets in Western Canada, where he advises public, private and government clients. Prior to that he has been a senior executive at Ensis Capital Corporation, a manager of venture capital funds at Assante Corporation, a wealth management firm and at Canterbury Park Capital, L.P. a Western Canadian private equity fund. Mr. Stefanson practiced corporate and securities law at Pitblado & Hoskin in Winnipeg, and has served on a number of private company and charitable, community and political boards. Mr. Stefanson attended the University of Manitoba Faculty of Arts, and is a graduate of Osgoode Hall Law School.

Darlene Thibault

Laval, Quebec

Ms. Thibault was appointed to her first term on EDC’s Board of Directors in January, 2010 and was reappointed in February 2013. Ms. Thibault is the Director and Group Lead Eastern Canada and Quebec at the Bank of Nova Scotia since 2005, she is responsible for Credit Lease Scotia and the Immigrant Investor Program in the Quebec region. Her 20-year career in the financial industry has included positions at HSBC Bank as a Senior Manager, the Bank of Montreal, Bombardier Capital Ltd as Canadian Commercial Credit Manager, AT&T Capital Canada Inc. and Pitney Bowes Leasing.

Kevin Warn-Schindel

Toronto, Ontario

Mr. Warn-Schindel was appointed Chairman of EDC’s Board of Directors in June, 2013. Mr. Warn-Schindel is a Managing Director at HarbourVest Partners, LLC, a global private investment firm, where he leads the Real Assets investment program. Prior to this, he served 10 years as the Group Head and Managing Director of the OPTrust Private Markets Group, an investment unit of OPTrust. An investment management executive with extensive experience in global capital markets, he has held senior positions with Macquarie Bank Limited, an Australian investment bank, and RBC Capital Markets, the wholesale investment banking arm of the Royal Bank of Canada.

EDC Annual Report 2014 41

Executive Management Team

Benoit Daignault

President & Chief Executive Officer

Effective February 5, 2014, Benoit Daignault was appointed as President and CEO. Prior to this appointment, Mr. Daignault served as Senior Vice-President, Financing Products for two years, where he led EDC’s various lending practices including Commercial Finance, Corporate and Asset Backed Lending, Project Finance, as well as the Equity Investment program. Prior to that, he served as EDC’s Senior Vice-President for Business Development. Before joining EDC in 2004, Mr. Daignault spent more than 10 years with General Electric Capital, where he held increasingly senior positions in both Canada and the U.S. Mr. Daignault has a Baccalaureate in Business Administration from l’École des Hautes Études Commerciales in Montreal and is a CFA charterholder. He completed the Proteus program of London Business School and the Senior Executive Program of Columbia University.

Catherine Decarie

Senior Vice-President, Human

Resources And Communications

Catherine Decarie was appointed Senior Vice-President, Human Resources and Communications in August 2013. She is responsible for developing EDC’s strategy to attract, engage and develop the employees who deliver on EDC’s vision and business objectives. After earning her BA from Mount Allison University, Catherine pursued an LL.B. from Queen’s University and was called to the Ontario Bar in 1996. She articled with McCarthy Tetrault and has held numerous legal and human resources positions within the Toronto head office of a national retailer. She has served at EDC since 2001, rising to the position of Vice-President, Organizational & Employee Development before taking on her current role as a member of the Executive team. Catherine is a member of the Law Society of Upper Canada and sits on the Board of the Boys and Girls Club of Ottawa.

Carl Burlock

Senior Vice-President and Global Head,

Financing and Investments

Carl Burlock was appointed Senior Vice-President and Global Head, Financing and Investments in May 2014. Since joining EDC in 1997, Mr. Burlock most recently served as Vice-President, Commercial Markets and Small Business where he was responsible for account management and business development activities for Canadian businesses in the commercial and small business segments. He also served as Vice President of HR Client Services, overseeing a broad portfolio of critical HR functions, Director of EDC’s Extractive and Resources Financing team, as well as various positions within EDC’s industry sector areas. Prior to joining EDC, Mr. Burlock spent nine years as a Mechanical Engineer for Nova Scotia Power Inc., primarily in mechanical design and construction. He holds a Masters in Business Administration from Dalhousie University and a Bachelor in Mechanical Engineering from the Technical University of Nova Scotia.

Pierre Gignac

Senior Vice-President and Chief Risk Officer, Enterprise Risk Management

Mr. Gignac was appointed Senior Vice-President and Chief Risk Officer, Enterprise Risk Management in January 2012, after serving as Senior Vice-President, Insurance since January 2004. From June 3, 2013, to February 5, 2014, Pierre Gignac was appointed by EDC’s Board of Directors to serve as Acting President until a permanent President and CEO was appointed. Mr. Gignac joined EDC in April 1999 as Director, Claims and Insurance Accounting and later moved to Vice-President, Insurance and Loans Services and then Vice-President, Short-term Credit and Risk Assessment. Prior to joining EDC, Mr. Gignac held senior posts during his 14-year career at Metropolitan Life Insurance Company. Mr. Gignac is a Fellow of the Society of Actuaries, Fellow of the Canadian Institute of Actuaries, and a Chartered Financial Analyst. He is a graduate of Columbia University’s Senior Executive Program and from Laval University in Quebec City.

42      Reaching For Our Export Potential

Ken Kember

Senior Vice-President, Finance, and Chief Financial Officer

Ken Kember was appointed Senior Vice-President, Finance, and Chief Financial Officer in 2009. Mr. Kember leads the Finance organization, which includes Treasury, Corporate Finance & Control, Loans Services and Corporate Services. Mr. Kember has held various positions of increasing responsibility in the Finance Group, and served as Vice-President and Corporate Controller for five years before taking on his current role. Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of PricewaterhouseCoopers in Ottawa. Mr. Kember holds a B.A. and a Master of Accounting degree from the University of Waterloo, and is a Chartered Professional Accountant. He also serves on the board of Financial Executives International-Canada. Mr. Kember is a graduate of Columbia University’s Senior Executive Program.

Jim McArdle

Senior Vice-President,

Corporate Affairs & Secretary

Jim McArdle was appointed as Senior Vice-President, Corporate Affairs & Secretary in January 2012, after serving as Senior Vice-President, Legal Services and Secretary since 2006. Mr. McArdle is responsible for Strategic Planning, External Relations, Enterprise Portfolio Management and is Secretary to the Board. Mr. McArdle joined EDC as a Legal Counsel in 1993 and became Senior Legal Counsel in 1994. He was appointed General Counsel and Senior Assistant Secretary in July 2002. Prior to joining EDC, he was a member of a national Toronto law firm for 10 years, and is a graduate of Columbia University’s Senior Executive Program.

Mairead Lavery

Senior Vice-President, Business

Development

Mairead Lavery was appointed as Senior Vice-President, Business Development in December 2014. Ms. Lavery leads business strategy and is responsible for EDC’s business origination and client coverage through the network of EDC’s offices and representations in Canada and overseas, across all industry sectors, all product lines and all customer segments. Prior to joining EDC, Ms. Lavery worked at Bombardier for 16 years, where she held increasingly senior positions, managing teams of more than 500 employees. She served as Vice-President Finance and Vice-President Strategy, Business Development and Structured Finance for Bombardier’s Aerospace Group and most recently as Vice-President Transformation and Shared Services. A native of Northern Ireland, Ms. Lavery earned a degree in Management and Accounting from Queen’s University Belfast, and is a Fellow of the Institute of Chartered Accountants of Ireland.

Clive Witter

Senior Vice-President, Insurance

Clive Witter was appointed as Senior Vice-President, Insurance in May 2012. Mr. Witter has 30 years experience in finance and insurance, most of it in senior leadership positions. Originally from the United Kingdom, Mr. Witter has also worked in Canada, Ireland, Belgium, and Hong Kong. Prior to joining EDC, he worked for PWC and then AVIVA Composite Insurance Group, one of the world’s largest insurance companies. His most recent position was as Chief Operating Officer, Continental Europe for Willis International, General Insurance Brokers, based in London. A Chartered Accountant, Mr. Witter is also a graduate of the University College of Swansea, Wales.

Derek Layne
Senior Vice-President, Business Solutions and Innovation
Derek Layne was appointed Senior Vice-President of the Business Solutions and Innovation Group in December 2011. In this capacity Mr. Layne is responsible for managing the technology platforms, information systems, as well as the centres of expertise for business intelligence, process and program support that enable EDC’s operations. Mr. Layne previously held various management positions within EDC’s lending practice including Chief Risk Officer, before assuming his current role. Prior to joining EDC in 1992, Mr. Layne worked for an engineering firm.

EDC Annual Report 2014 43

Corporate Governance

Board stewardship

The stewardship of EDC rests with its Board of Directors composed of members experienced in business, finance, investment and risk management. Following Benoit Daignault’s appointment as President and CEO in February, 2014, the Board provided support and continuity in the transition to his new role, including confirming his key priorities and establishing his objectives.

Each year, the Board provides input to, and approves, EDC’s Corporate Plan. In 2014, the Board discussed several elements of the plan at its meetings throughout the year, including the annual strategy session. The needs of small- and medium-sized enterprises (SMEs) were a key point of focus throughout the year, with the Board reviewing specific initiatives for EDC to further support SMEs. During the planning process, the Board also focused on three areas: EDC’s efforts to build awareness about the benefits of exporting and the services EDC can provide; options to provide both standard and tailored solutions for exporters; and activities to increase trade diversification, such as EDC’s strategy in Africa and other emerging markets. It also reviewed initiatives in specific regions and sectors, including agriculture.

EDC’s Board and Executive Team ensure that the Corporate Plan is aligned with Government of Canada priorities, as communicated by the Minister of International Trade’s Statement of Accountabilities and Priorities for EDC. In 2014 they confirmed the alignment of the Corporate Plan with the Government’s Global Markets Action Plan (GMAP), including a specific emphasis on SMEs.

The Board continued to focus on EDC’s risk management programs, in particular enterprise risk management

(ERM). The Board offered expertise on the ongoing development of EDC’s ERM Framework, including planned steps to operationalize the Risk Appetite Statement it had approved in 2013, noting the need to be ready to adapt the Framework and other risk management priorities. Board members also reviewed the results of the annual enterprise risk identification and evaluation survey and the resulting approach to integrating Internal Audit activities with the ERM Framework. The Risk Management Committee and the Board received regular reports monitoring areas of risk identified in the survey. They also reviewed challenging or unique situations related to specific transactions, as well as the impact of global political developments for Canadian businesses. Further, the Risk Management Committee reviewed reports on the results of stress testing exercises, which included a sensitivity analysis related to geopolitical events and examined the potential impacts on EDC.

In 2014, the Board, with the assistance of the Audit Committee and an advisory group of board members, continued to monitor EDC’s major business transformation, focused on technology initiatives and investments. These investments, which include significant changes to EDC’s credit insurance technology, are aimed at improving the ease of doing business for our customers, helping more small businesses in a cost-effective way.

Among other activities, the Audit Committee reviewed and endorsed the annual audit plans of the Auditor General and the internal auditor, and reviewed the report of the Auditor General’s audit of the design and implementation of EDC’s environmental and social risk management framework. It also received information on the performance audit carried out by the Auditor General on the automobile industry restructuring in which EDC had played a role. The Audit Committee also received reports on internal audit projects and reviewed annual and quarterly financial statements.

Public policy objectives and legislated mandate

The mandate and powers of EDC are established by statute. In the prior year, the Government announced proposed amendments to EDC’s regulatory framework, to clarify the circumstances in which EDC can provide services in the domestic market. The new regulations came into force in March 2014. The Board monitored EDC’s work with banks and other financial services companies to provide increased capacity in a complementary manner in support of Canadian companies’ domestic business.

Corporate Social Responsibility and culture of ethical conduct

EDC’s CSR activities are an important part of enhancing Canada’s trade performance. The Board was engaged on CSR issues throughout the year, including discussions on anti-corruption issues, and the engagement of an external and independent expert to review EDC’s anti-corruption program.

The Board promotes an ethical business culture. EDC directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in directors’ standing declarations

44      Reaching For Our Export Potential

so that transaction documents are withheld from a director who has declared an interest in a party related to that transaction.

Each year, the Board receives a report on employee confirmation of compliance with EDC’s Code of Conduct, including the Values and Ethics Code for the Public Sector which became part of EDC’s Code of Conduct in 2012. Board members also annually confirm their own understanding and compliance with the requirements of the EDC Code of Conduct that apply to directors, and with the board-specific procedures that regulate conflicts of interest and insider trading.

Accountability and operations

EDC’s Board functions independently of management. At each board and committee meeting, time is reserved for directors to meet in camera with the CEO only, as well as without management present. The Audit Committee meets in camera in three sessions: with the federal Auditor General’s representatives, with EDC’s internal audit vice-president, and with only independent directors present. The Risk Management Committee holds regular in camera sessions with the Chief Risk Officer.

The roles of EDC’s Chair and President are separate. All board members, other than the President, are independent of EDC management. To promote transparency, directors receive agendas and materials for, and are welcome to attend any committees of which they are not members.

The Board has an effective working relationship with EDC’s management and regularly reviews the allocation of responsibilities. The EDC by-law regulates the proceedings of the Board, and establishes matters for which the Board has reserved authority. The Board Charter elaborates on roles and responsibilities, in terms of board stewardship, and provides additional detail on board proceedings.

Board Governance

While always a focus of board activity, governance best practices took a central place in the Board’s 2014 agenda. The Board ensures that its effectiveness and that of its committees is evaluated annually, and in 2014 this evaluation took a broader focus. A facilitated half-day discussion at the Board’s annual strategy session led to a full governance review, the preliminary conclusion of which was that EDC’s governance generally conforms well with the high-level expectations of best practice. While no material gaps or inconsistencies were identified, governance themes and directions were flagged for further study, with a view to potential enhancements in board effectiveness. Consultations with committee chairs and executives formed the basis for a range of recommendations to be reviewed by the Board for implementation early in 2015.

Communication with stakeholders

Effective communication between EDC and its key stakeholders, including its shareholder, the Government of Canada, was monitored and facilitated by the Board throughout 2014.

The Board was kept informed of outreach activities that help EDC obtain stakeholder input and feedback, including the meetings of the Industry Stakeholder Panel and the Corporate Social Responsibility Advisory Council. At formal and informal board events, experts from various fields were invited to provide their insights including Minister for International Trade Ed Fast and John Beck Executive Chairman, Aecon Group Inc. With Board encouragement, EDC continued to place a priority on partnering. This included initiatives to enhance EDC’s relationships with the TCS as well as Canadian financial institutions such as the Canadian Commercial Corporation (CCC) and BDC.

The Business Development Committee reviewed and endorsed programs to increase public awareness of EDC and the services it can provide to Canadian businesses, including reviewing the business results and the strategic direction of the programs.

Senior management evaluation and succession

The Board’s process for evaluating the performance of the President continued in 2014. The President’s annual performance objectives are set by the Human Resources Committee and are directly related to EDC achieving objectives set out in the Corporate Plan. The Human Resources Committee reviews the President’s performance based on these objectives, and makes recommendations to the Board. The board in turn provides the government with recommendations for the President’s salary and variable pay.

The Board oversees senior management succession. The succession plan developed by management and approved by the Human Resources Committee is used in senior appointments, including two executive vacancies filled in 2014.

EDC Annual Report 2014 45

CORPORATE GOVERNANCE

Board education and evaluation

Upon joining the Board, new directors receive an orientation through briefings by senior management and through less structured gatherings with seasoned board members. Board and committee meetings regularly include education on EDC product lines and other aspects of EDC’s business. Directors also attend relevant courses throughout the year to enhance their knowledge in areas related to EDC’s operations.

Committee mandates

The Audit Committee ensures the Board fulfills its mandate in financial matters, as well as in business ethics, internal and external auditor terms of engagement and monitoring the corporate compliance program. The Audit Committee approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The Audit Committee approves quarterly financial statements for public release. All Audit Committee members are independent of EDC management and committee members include financial experts. The committee, chaired by Herbert Clarke, held 7 meetings.

The Business Development Committee provides direction that strengthens EDC’s ability to meet the ongoing needs of Canadian exporters and investors. The committee monitors the development and approval of the Corporate Plan, oversees management activities in analyzing market conditions and developing responses, and monitors corporate performance against business development plans and related frameworks. The committee reviews sector strategies and new product initiatives, and annually reviews the impact on Canada’s economy of business that EDC facilitates. The committee, chaired initially by Norman Betts and later by Jeffrey Steiner, held 6 meetings.

The Executive Committee has the authority to exercise many board powers, and meets only if necessary to deal with urgent matters that arise between board meetings. A meeting of the Executive Committee was not required in 2014. Kevin Warn-Schindel, as Chair of the board, chairs the committee.

The Human Resources Committee supports the Board’s oversight of human resources strategic planning and approves the management succession plan, employee and executive compensation and the measures and targets for the corporate incentive program. It sets objectives and advises the Board on the assessment of the President’s performance and oversees the design, investment strategy and performance of pension plans for employees. The committee, chaired by Jeff Burghardt, held 7 meetings.

The Nominating and Corporate Governance Committee deals with matters relating to EDC’s governance regime. It has input into the ethics program for directors, selection criteria for appointments of the President and the chair, profiles of the desirable skills and experience required of directors, consideration of board candidates, and orientation and education programs. It oversees the board governance survey, monitors relations with management, and reviews the membership and mandates of committees. In 2014, most important governance matters were elevated for discussion or decision to the full Board. The Board chair acts as chair of this committee, which held 2 meetings.

The Risk Management Committee supports the Board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The Committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and oversees the authorizations which EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring board approval, and monitors compliance with the Environmental Review Directive and EDC’s ethics regime. It receives updates on portfolio management activities. The committee, chaired initially by Adam Chowaniec and later by Darlene Thibault, held 6 meetings.

Director remuneration

Compensation paid to directors is set by Order in Council. The chair and other independent directors receive an annual retainer for their services, plus a fixed per diem for travel time, and for attending committee and board meetings. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines.

•  Chair of the Board: annual retainer of $12,400; $485 per diem.

•  Other directors: annual retainer of $6,200; $485 per diem.

•  Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000.

46      Reaching For Our Export Potential

Directors are reimbursed for their reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Most Board members serve on three committees. There were 11 board meetings in 2014, (6 regular, 5 special) and 28 committee meetings. Meetings convened between regularly scheduled board sessions are usually

held by teleconference. The total remuneration paid to independent directors including the Chair (annual retainers plus per diems) was $245,658, compared to $240,841 in 2013. The total for business travel, promotion and meeting expenses paid to members of the Board plus meeting expenses for the Board and Committees in 2014 was $150,682	compared to $165,566 in 2013 (both figures exclusive of the expenses of the President). The total for the President’s business travel and hospitality expenses in 2014 was $65,572 compared to $36,082, in 2013. Of the $65,572 total, $11,232 was for the Acting President (January 1 to February 4, 2014).

Membership and attendance at meetings of the board and board committees in 2014

Board Members are appointed by Order-in-Council upon the recommendation of the Minister of International Trade, and are generally for an initial term of three years which is often renewed for a further three years. At the end of that period, Board Members may continue to serve until a replacement is appointed. During 2014, Linda Hohol, whose second term was completed on February 2, 2014, resigned as Vice-Chair and Board Member on February 21, 2014, and was replaced with the appointment of Lindsay Gordon on April 10, 2014. Also in 2014, Norman Betts, whose second term was completed on February 8, 2013, was replaced with the appointment of Jason Stefanson on May 9, 2014.

	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (6 Regular - 1 Special)	Business Development Committee Meeting (6 regular)	Human Resources Committee Meeting (6 Regular - 1 Special)	Nominating & Corporate Governance Committee Meeting (2 regular)	Risk Management Committee Meeting (6 Regular)	Board of Directors Meeting (6 Regular - 5 Special)

Betts, Norman[1]	$6,941.36	1/2	1/2			1/2	3/3

Boivin, Jacques	$19,937.50	7/7	6/6		2/2		11/11

Burghardt, Jeff	$28,970.00	7/7	6/6	7/7			11/11

Chowaniec, Adam	$21,061.10		3/6	5/7		6/6	9/11

Clarke, Herbert M.	$25,575.00	7/7	6/6		2/2		10/11

Daignault, Benoit[2]	n/a			7/7		6/6	11/11

Gordon, Lindsay[3]	$15,405.68	5/5		4/4		3/3	7/9

Hohol, Linda[4]	$3,750.94			1/1		1/1	2/2

Khurana, Vik	$16,284.74		6/6			6/6	11/11

Lifson, Elliot	$17,705.00		6/6	4/4		6/6	11/11

MacLeod, Donald A.	$12,662.50		3/6	4/7		3/6	7/11

Stefanson, Jason T.[5]	$11,760.47	2/2		0/2		1/1	5/8

Steiner, Jeffrey	$20,022.40		6/6			6/6	11/11

Thibault, Darlene	$20,328.46	7/7	6/6			6/6	10/11

Warn-Schindel, Kevin	$25,252.50			4/7	2/2	4/6	11/11

1 - N. Betts was replaced on April 10, 2014

2 - B. Daignault was appointed President & CEO on February 5, 2014

3 - L. Gordon was appointed to the Board of Directors on April 10, 2014

4 - L. Hohol resigned on February 21, 2014

5 - J. Stefanson was appointed to the Board of Directors on May 9, 2014

EDC Annual Report 2014 47

2014 FINANCIAL REVIEW

Management’s

Discussion and Analysis

Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2014. All amounts are expressed in Canadian dollars.

Contents
49	Financial Results Overview
	49	Impact of Foreign Exchange Translation on Financial Results
50	Financial Performance
	50	Net Financing and Investment Income
	52	Insurance Premiums and Insurance Guarantee Fees
	52	Other (Income) Expenses
	53	Provision for (Reversal of) Credit Losses
	53	Claims-Related Expenses
	53	Administrative Expenses
54	Financial Condition
	54	Statement of Financial Position Summary
	54	Corporate Plan Discussion
	56	Portfolio Exposures and Credit Quality
		56	Concentration of Exposure
		56	Financing Portfolio
		60	Insurance Portfolio
		62	Marketable Securities and Derivative Instruments
	63	Capital Management
	64	Off Balance Sheet Arrangements
	64	Financial Instruments
65	Risk Management
	66	Risk Management Overview
	66	Risk Governance, Oversight and Design
	68	Risk Modules
		68	Financial Risk
		72	Operational Risk Management
		73	Strategic Risk Management
73	Critical Accounting Policies and Estimates
	73	Change in Accounting Standards
	74	Non-IFRS Performance Measures
75	Supplemental Information

Caution regarding forward-looking statements

This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

48      Reaching For Our Export Potential

Financial Results Overview

On most accounts, 2014 was a pivotal and eventful year for the global economy. In the U.S., an unexpected weather-induced drop in first-quarter GDP was followed by economic activity and employment growth exceeding expectations over the remainder of the year. We also saw the beginning and the end of the U.S. Federal Reserve’s tapering of its third round of quantitative easing, which caused material fluctuations in the global financial system. Finally, a series of significant world events – notably the Russia-Ukraine crisis, the emergence of ISIS in Syria and Iraq, and the severe plunge in oil prices and other major commodities – have shaken the geopolitical and financial landscape and introduced substantial uncertainty over the global economic outlook likely for many years to come.

At the close of the year, the U.S. economy did not disappoint, with output growth expected to reach a decade-high in 2015; unfortunately, the same cannot be said about most other major world economies. Europe has gone from cautious optimism to faltering growth, closing the year in deflation and mired in political uncertainty. Japan has been shaken with yet another recession, Brazil narrowly pulled out of a recession in the third quarter, China’s growth has pulled back and Russia is facing the specter of stagflation and a full-blown currency crisis. Additionally, expectations of diverging monetary policies in developed markets, outperformance of the U.S. economy and the re-emergence of global financial market volatility have in turn reversed capital flows away from emerging economies and into safe haven markets, driving sovereign bond yields to record lows and has resulted in a marked strengthening of the U.S. dollar.

For Canada, global conditions produced resurgent demand for its merchandise exports which ended 10.3% higher than in 2013 and resulted in the first annual trade surplus since 2011 at $5.2 billion. Demand for EDC’s financing products increased as a result of the continued growth in exports and Canadian international business activity. The strengthening U.S. economy resulted in the signing of several large loans to U.S. borrowers. In addition, the continuation of a low interest rate environment as well as a low Canadian dollar further bolstered Canadian exports and EDC’s financial results.

The weakening Canadian dollar resulted in an increase in both our total assets and business results. Our loans receivable, which are predominantly U.S. denominated increased by 14% in 2014, a reflection of both the weaker dollar and growth in our portfolio.

Our net income for the year was $1,129 million, an increase of $312 million when compared with 2013. While our net revenue from operations remained stable with 2013, we saw additional income in 2014 as a result of gains on the sale of aircraft that had previously been part of our leasing portfolio, as well as the volatility associated with our financial instruments carried at fair value. The impact of these two items is included in other (income) expenses. Also, upward credit migration in our loan portfolio, particularly for one aerospace obligor, led to a reversal of provision for credit losses in 2014, whereas in 2013 we experienced downward credit migration and a provision charge.

for the year ended December 31 (in millions of Canadian dollars)	2014	2013
Net financing and investment income	1,227	1,196

Loan guarantee fees	36	36

Net insurance premiums and guarantee fees	195	193
	1,458	1,425
Other (income) expenses	(76)	109

Administrative expenses	327	310

Provision for (reversal of) credit losses	(39)	30

Claims-related expenses	117	159
Net income	$1,129	$817

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar weakened throughout 2014 relative to the U.S. dollar resulting in a rate of $0.86 at the end of 2014, compared to $0.94 at the end of 2013. The impact of the weaker dollar is an increase in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the statement of financial position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar averaged $0.91 against the U.S. dollar in 2014 compared to $0.97 for 2013.

Had the Canadian dollar remained stable relative to the U.S. dollar throughout 2014:

›	gross loans receivable would have been $38.7 billion, instead of $41.8 billion, a decrease of 7%;
›	total assets would have been $45.4 billion, instead of $49.0 billion, a decrease of 7%;
›	total business facilitated would have been $93.6 billion, instead of $98.9 billion, a decrease of 5%; and
›	net income would have been $1.0 billion, instead of $1.1 billion, a decrease of 9%.

EDC Annual Report 2014 49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Performance Net Financing and Investment Income
Loan Revenue

Loan revenue was $1,239 million in 2014, an increase of $65 million from 2013. The total yield on our loan portfolio (both performing and impaired) was 3.19%, down 41 basis points from the previous year.

Performing loan interest revenue was $1,057 million in 2014, an increase of $84 million compared to 2013. Growth in our portfolio accounted for the increase, a result of net loan disbursements of $2,999 million in 2014. Revenue from portfolio growth was tempered by the low interest rate environment which continued through 2014. The stronger U.S. dollar against the Canadian dollar had a positive impact on revenue.

	Components of the change in loan revenue from 2013
	(in millions of Canadian dollars)	2014
	Revenue from portfolio growth	99
	Decrease in revenue from lower yield	(86)
	Foreign exchange impact	71
	Increase in performing loan interest revenue	84
	Increase in loan fee revenue	10
	Decrease in impaired revenue	(28)
	Decrease in other loan revenue	(1)
	Net change in loan revenue	$65

Yields on our floating rate portfolio decreased to 2.23% in 2014 from 2.43% in 2013 as a result of lower reference rates and spreads. The reduced spread is the result of disbursements on new loans of better credit quality in 2014. Our fixed rate portfolio yields also decreased to 4.43% from 4.81% during this same period due to repayments on older loans with an average yield of 5.47% being replaced by new loans with an average yield of 3.34%. As a result, the overall yield on our performing loan portfolio decreased by 30 basis points to 2.74%.

We recognize revenue on the carrying value of our impaired loans at their original effective yield when we are reasonably able to estimate future cash flows on those impaired loans. While the average carrying value of our impaired loans remained consistent throughout 2014, we recognized $2 million of impaired revenue, a decrease of $28 million from 2013. The revenue in 2013 was primarily related to two obligors in our aerospace portfolio that returned to performing status in 2013.

Loan fee revenue increased by $10 million to $168 million in 2014 mainly due to a larger portfolio as well as other events, such as loan prepayments, which resulted in the immediate recognition of deferred revenue.

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

50      Reaching For Our Export Potential

Marketable Securities Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements. Our Board approved risk management policies require us to maintain sufficient liquidity to meet a prescribed minimum level based on forecasted cash requirements.

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year. In 2014, marketable securities revenue increased by $13 million to $45 million as a result of a higher average balance and yield.

The average marketable securities balance was $5,047 million for 2014, an increase of $1,047 million from 2013. The increase was the result of higher cash requirements to fund our growing loan portfolio as well as the impact of foreign exchange translation.

The yield on our marketable securities portfolio increased to 0.88% in 2014 from 0.80%. During 2014, we carried a slightly higher proportion of Canadian securities relative to U.S. securities as Canadian interest rates were higher than U.S rates.

Components of the change in marketable securities revenue from 2013
(in millions of Canadian dollars)	2014
Impact of volume increase	7

Increase in revenue from yield	3

Foreign exchange impact	3
Net change in marketable securities revenue	$13
Interest Expense

Our interest expense includes the cost of our debt and related derivatives. It also includes the impact of the floating rate currency swaps used to reduce the foreign currency risk related to using our capital to fund U.S. dollar denominated assets. These currency swaps are set up with the objective to offset U.S. dollar assets and liabilities with a U.S. dollar payable component and a Canadian dollar receivable component. This also allows us to hold our liquidity portfolio, described above, largely in U.S. dollars without taking on foreign exchange risk.

We have been earning revenue on these currency swaps as the Canadian dollar interest rates applicable to the receivable component of these swaps have been higher than the U.S. dollar rates on their payable component.

Interest expense totalled $70 million in 2014, an increase of $40 million from 2013 mainly as a result of a higher debt balance and cost of funds. In 2014, net debt issuances of $4,495 million were mainly used to fund our growing loan and marketable securities portfolios as well as the dividend payment. While sovereign bond yields decreased during the year, our cost of funds increased from 0.11% to 0.20% as we issued a greater proportion of higher cost fixed rate bonds to match our fixed rate loan assets.

The net revenue generated by the capital related currency swaps was $67 million in 2014, a reduction of $5 million from 2013 mainly due to a decrease in our capital following the payment of the dividend in 2014.

Components of the change in interest expense from 2013
(in millions of Canadian dollars)	2014
Impact of volume increase	21

Increase in expense from higher cost of funds	8

Foreign exchange impact	6

Decrease in revenue on currency swaps related to our capital	5
Net change in interest expense	$40

EDC Annual Report 2014 51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Premiums and Insurance Guarantee Fees

Premium and guarantee fee revenue earned in our insurance programs in 2014 totalled $195 million compared to $193 million earned in the prior year. The main variances were within our credit and financial institutions insurance programs.

Insurance premiums earned under our credit insurance program amounted to $105 million for the year. We have partnered with reinsurers and in 2014 we ceded premiums of $6 million to our reinsurance partners resulting in net premium revenue of $99 million. The net premium decreased by $4 million from 2013 mainly due to a decline in business activity for one significant customer.

The average credit insurance premium rate has declined since 2010 when higher rates were charged to customers to reflect increased risk associated with their policies that stemmed from the global recession.

Net insurance premiums earned under our financial institutions insurance program totalled $24 million, an increase of $3 million from 2013 as the program experienced an increase in demand in major markets, particularly China and Brazil.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

Other (Income) Expenses

Other income was $76 million in 2014 compared to other expenses of $109 million in 2013. The key components of other income in 2014 were gains from the sale of aircraft as well as realized and unrealized fair value gains and losses on various financial instruments.

We recognized a gain of $53 million on the sale of aircraft and component parts from the held-for-sale portfolio during 2014. Refer to page 59 for further details.

We have designated the majority of our loans payable at fair value through profit or loss in order to obtain the same accounting treatment as their related derivatives. In general, these derivatives are entered into to manage interest and foreign exchange rate risks on the related loans payable.

In accordance with International Financial Reporting Standards (IFRS), our loans payable are valued on the basis of our credit rating (AAA) while the related derivatives are valued based on the credit risk of the resulting exposure. During 2014, most rates relevant to the valuation of our loans payable and the related derivatives decreased, leading to net realized and unrealized losses of $76 million on our loans payable and net realized and unrealized gains of $22 million on the related

(in millions of Canadian dollars)	2014	2013
(Gain) loss on sale of aircraft and component parts	(53)	9
Net realized and unrealized (gain) loss on loans payable designated at fair value through profit or loss	76	(248)
Net realized and unrealized (gain) loss on derivatives related to loans payable	(22)	288
Net realized and unrealized gain on investments at fair value through profit or loss	(50)	(4)
Net realized and unrealized (gain) loss on marketable securities at fair value through profit or loss	(26)	52
Foreign exchange translation loss	3	1
Other	(4)	11
Total other (income) expenses	$(76)	$109

derivatives. The losses on our loans payable were greater than the gains on the related derivatives since the rates used to value our loans payable decreased more than the rates used to value the related derivatives. In contrast, in 2013, the opposite occurred: most rates relevant to the valuation of our loans payable and the related derivatives increased, leading to net realized and unrealized gains of $248 million on our loans payable and net realized and unrealized losses of $288 million on the related derivatives.

In 2014, our investments portfolio experienced realized gains of $15 million (2013 – $12 million) and unrealized gains of $35 million (2013 – losses of $8 million). The increases were primarily driven by the stronger financial performance of our direct investments and an increase in fair value of the underlying investments in our funds during 2014.

Our marketable securities portfolio is mainly sensitive to long-term U.S. Treasury rates. In 2014, the marketable securities portfolio experienced unrealized gains of $24 million (2013 – losses of $61 million), a reflection of a decrease in long-term U.S. Treasury rates during 2014 compared to an increase in 2013. In addition, as we rebalanced the portfolio to track to the relevant benchmark index, securities bearing higher coupons than prevailing market rates were sold and generated realized gains of $2 million (2013 – $9 million).

52      Reaching For Our Export Potential

Provision for (Reversal of) Credit Losses

In 2014, we recorded a provision reversal of $39 million related to our loan portfolio compared to a $30 million provision charge in 2013. There was significant credit migration activity during the year. The impact of upward credit migration, which occurred mainly in the aerospace portfolio, was tempered by downward credit migration within the sovereign, utilities and light manufacturing portfolios. In comparison, in 2013 we had downward credit migration which resulted in a provision charge.

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information.

Claims-Related Expenses

Claims-related expenses totalled $117 million in 2014, a decrease of $42 million from 2013. The reduction in our recoverable insurance claims in both years was mainly related to losses in our political risk insurance program; however, the impact was less significant in 2014 when compared to 2013.

(in millions of Canadian dollars)	2014	2013
Claims paid	62	56

Claims paid – reinsured policies	10	5

Claims recovered	(12)	(10)

Claims recovered – reinsured policies	(1)	–

Actuarial increase/(decrease) in the net allowance for claims	(9)	1

Decrease in recoverable insurance claims	66	105

Claims handling expenses	1	2
Total claims-related expenses	$117	$159

Administrative Expenses

Administrative expenses for 2014 totalled $327 million, an increase of $17 million from the prior year. We experienced an increase in human resource costs primarily due to normal salary adjustments and a return to a full staffing complement. In addition, costs for promotional activities were higher in an effort to raise awareness and understanding of trade opportunities available to small businesses. Finally, we saw an increase in consulting costs as we began to build out our Enterprise Risk Management framework including the development of a more robust compliance function.

The Productivity Ratio (PR) captures how well we use our resources. The PR increased to 23.3% in 2014 compared to 22.7% in 2013, more favourable than our targeted range of 24-26%.

EDC Annual Report 2014 53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition

Statement of Financial Position Summary

Total Assets were $49.0 billion at the end of 2014, an increase of $7.5 billion, or 18% from 2013. This is mainly due to an increase in our marketable securities and loans receivable.

Cash and Marketable Securities – Cash and marketable securities were $6.5 billion, an increase of $2.5 billion or 61% from 2013 mainly due to increased liquidity requirements to support forecast loan disbursements in early 2015 as well as foreign exchange translation.

Loans Receivable – Loans receivable were $41.6 billion, an increase of $5.2 billion or 14% from 2013 mainly due to foreign exchange translation and net loan disbursements.

Derivative Instruments – Net derivative instruments were in a liability position of $1.0 billion, compared to an asset position of $0.1 billion for 2013. Year over year, the value of our derivative instruments fluctuate based on changes in underlying interest and foreign exchange rates.

Loans Payable – Loans payable were $38.0 billion compared to $31.3 billion in 2013, an increase of $6.7 billion. The increase is mainly due to net debt issuances which were used to fund net loan disbursements as well as the impact of a weaker Canadian dollar. Our borrowing requirements are largely driven by activity within our loans portfolio.

as at December 31 (in millions of Canadian dollars)	2014	2013
Cash and marketable securities	6,545	4,066

Derivative instruments	371	688

Loans receivable	41,586	36,357

Allowance for losses on loans	(1,163)	(1,246)

Other financing and leasing assets	912	1,268

Other	753	383
Total Assets	$49,004	$41,516

Loans payable	38,038	31,259

Derivative instruments	1,377	626

Allowance for losses on loan commitments	44	47

Premium and claims liabilities	618	606

Other liabilities	711	607

Equity	8,216	8,371
Total Liabilities and Equity	$49,004	$41,516

Corporate Plan Discussion

The following section discusses our 2014 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2014 Corporate Plan and compare actual results to what was expected. Then we look forward to 2015 and provide an explanation of where we anticipate changes from our 2014 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2015 Corporate Plan	2014 Actual Results	2014 Corporate Plan
Net financing and investment income	1,148	1,227	1,115

Insurance premiums and guarantee fees*	237	231	228

Other (income) expenses	(6)	(76)	(9)

Administrative expenses	356	327	334

Provision for (reversal of) credit losses	191	(39)	177

Claims-related expenses	59	117	60
Net income	785	1,129	781

Other comprehensive income (loss)	154	(155)	38
Comprehensive income	$939	$974	$819

* Includes loan guarantee fees.

2014 Corporate Plan

Net income for 2014 was $1,129 million, $348 million higher than the 2014 Corporate Plan net income of $781 million mainly due to lower provisioning requirements than projected.

We recorded a provision reversal of $39 million in 2014, $216 million lower than the Corporate Plan mainly due to upward credit migration in our aerospace portfolio that was not contemplated at the time the Plan was prepared.

54      Reaching For Our Export Potential

Other items of note are as follows:

›	Net financing and investment income was $112 million higher than the 2014 Corporate Plan mainly the result of a weaker Canadian dollar in relation to the U.S. dollar than anticipated in the Plan.

›	Other income was $67 million higher than the Corporate Plan mainly due to the sale of the aircraft and component parts as discussed previously.

›	Claims-related expenses were $57 million higher than planned as a result of a greater reduction in the recoverable insurance claims than projected.

›	We recorded a $155 million other comprehensive loss in 2014 due to a decline in the discount rate used to value our pension obligations. In comparison the Plan had anticipated that the discount rate would go up at the end of 2014 and as a result projected other comprehensive income of $38 million.

›	The productivity ratio of 23.3% for 2014 was more favourable than the 2014 Corporate Plan projection of 24.7%. The improvement is primarily due to the gain on sale of aircraft and component parts that was not anticipated at the time the Plan was prepared.

2015 Corporate Plan

Net income for 2015 is planned to be $785 million, $344 million less than 2014 primarily due to higher provisioning requirements as we do not expect the 2014 level of positive credit migration to reoccur.

Other items of note are as follows:

›	Net financing and investment income is projected to be $79 million lower than 2014 mainly due to an increase in interest expense as a result of lower revenue generated on our capital related currency swaps. We expect this revenue to decline as we are projecting:

	›	a decline in our capital position; and
	›	a decrease in the spread between the Canadian dollar rates applicable to the receivable component of the swaps and the U.S. dollar rates applicable to the payable component.

›	Other income is expected to be $70 million lower, mainly because our 2014 results included gains on the sale of aircraft and component parts.

›	Claims-related expenses are projected to be $58 million lower as we are not anticipating the same level of write-downs in recoverable insurance claims.

›	Administrative expenses are expected to increase by $29 million primarily due to increased costs related to human resources, systems and promotional activities.

	›	Human resources costs will be higher mainly as a result of additional pension costs as we are projecting a reduction in the discount rate that is used to value our pension obligation;

	›	We are undergoing a large scale transformation effort to modernize our legacy systems which involves additional spending over and above our regular system costs; and

	›	Our investment in promotional activities is increasing in an effort to raise awareness and understanding among Canadian exporters, especially among small and medium-sized businesses, of the benefits of trade and the EDC tools available to them.

Financial Position

as at December 31 (in millions of Canadian dollars)	2015 Corporate Plan	2014 Actual Results	2014 Corporate Plan
Cash and marketable securities	6,148	6,545	4,690

Derivative instruments	722	371	714

Loans receivable	41,857	41,586	35,654

Allowance for losses on loans	(1,133)	(1,163)	(1,198)

Other financing and leasing assets	1,271	912	1,324

Other assets	559	753	487
Total Assets	$49,424	$49,004	$41,671

Loans payable	40,156	38,038	31,589

Derivative instruments	425	1,377	575

Allowance for losses on loan commitments	43	44	59

Premium and claims liabilities	523	618	616

Other liabilities	452	711	666

Equity	7,825	8,216	8,166
Total Liabilities and Equity	$49,424	$49,004	$41,671

EDC Annual Report 2014 55

MANAGEMENT’S DISCUSSION AND ANALYSIS

2014 Corporate Plan

Loans receivable totalled $41.6 billion at the end of 2014, $5.9 billion higher than Corporate Plan primarily as a result of a weaker Canadian dollar and a higher 2013 ending loans receivable balance than contemplated in the Corporate Plan. Loans payable for 2014 were $6.4 billion higher than projected in the Corporate Plan as a result of the funding required for the increase in loans receivable and foreign exchange translation.

2015 Corporate Plan

The Corporate Plan is projecting loans receivable to be $41.9 billion at the end of 2015, a slight increase over December 31, 2014. Loans receivable for 2015 were projected using a forecast 2014 loans receivable position as the starting point. At the time of preparing the 2015 Corporate Plan, loans receivable were projected to grow in 2014 by $3.1 billion as a result of new business and foreign exchange translation, resulting in loans receivable of $39.4 billion. However, actual results for 2014 were higher than this forecast position, mainly as a result of foreign exchange translation as the Canadian dollar further weakened after the Corporate Plan was prepared. Consequently, it is likely that both loans receivable and net financing and investment income will be higher in 2015 than projected in the Corporate Plan.

Portfolio Exposures and Credit Quality

Concentration of Exposure

EDC’s total exposure at the end of 2014 was $94.8 billion, an increase of $7.9 billion from 2013 mainly due to growth in our financing portfolio. The majority of the exposure was within the United States (23%) and Canada (22%). By industry, our greatest exposures are within the extractive and transportation sectors.

Exposure by Program

as at December 31 (in millions of Canadian dollars)	2014	2013
Financing portfolio:
Financing assets(1)	42,555	37,173
Commitments and guarantees(2)	23,177	22,173
Total financing portfolio	65,732	59,346
Insurance portfolio:
Credit insurance	8,665	8,407
Financial institutions insurance	3,797	4,545
Contract insurance and bonding(3)	8,379	8,322
Political risk insurance	1,564	1,683
Reinsurance ceded(4)	(250)	(150)
Total insurance portfolio	22,155	22,807
Marketable securities and derivative instruments(5)	6,916	4,754
Total exposure	$94,803	$86,907
(1) Includes gross loans receivable, investments and gross investment in aircraft under finance leases.
(2) Includes $672 million of investment commitments (2013 – $541 million).
(3) Includes $7,284 million of insurance guarantees (2013 – $6,982 million).
(4) Represents treaty reinsurance agreements covering most bonding obligors and the credit insurance portfolio, including most foreign bank exposures.
(5) Includes cash.
For a detailed breakdown of the major concentrations of total gross exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

Financing Portfolio

Loans Portfolio

We enable Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects and provide financing in order to develop opportunities for procurement from Canadian companies which we refer to as pull facilities. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations, credit default swaps and loan default insurance.

56 Reaching For Our Export Potential

Gross Loans Receivable

Gross loans receivable totalled $41,791 million at the end of 2014, an increase of $5,242 million or 14% from 2013. The growth was primarily due to net loan disbursements as well as foreign exchange translation. Net loan disbursements were $2,999 million for the year, which can be attributed to large net disbursements in the telecom and media, mining and oil and gas industries. The weaker Canadian dollar at the end of 2014 increased gross loans receivable by $2,899 million, with the majority of this attributed to loans denominated in U.S. dollars.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade performing, below investment grade performing and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2014, impaired gross loans receivable totalled $660 million, an increase of $61 million from the end of 2013. Overall, impaired loans as a percentage of total gross loans receivable decreased to 1.58% in 2014 from 1.64% in 2013.

Note 6 in the consolidated financial statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer	2014 Exposure		2013 Exposure
Industry					$	%	$	%
Extractive*	15,283	8,414	338	(868)	23,167	37	19,776	35

Aerospace	11,646	3,071	69	–	14,786	24	14,073	25

Information and communication technology	3,636	3,833	185	–	7,654	12	7,439	13

Surface transportation	3,634	2,099	594	–	6,327	10	5,830	10

Infrastructure and environment	2,642	1,490	232	–	4,364	7	4,172	7

Financial institutions	1,997	460	27	746	3,230	5	2,298	4

Light manufacturing	969	555	414	–	1,938	3	1,935	4

Resources	785	475	140	–	1,400	2	1,188	2
Total	$40,592	$20,397	$1,999	$(122)	$62,866	100	$56,711	100

* Includes both oil and gas and mining sub-sectors.

Growth in the extractive and financial institutions sectors was the primary driver behind the $6,155 million increase in our commercial portfolio exposure. There was strong financing demand for capital expenditures in the extractive sector prior to the recent volatility in oil prices. In addition, as rate increases by the U.S. Federal Reserve became more probable, companies renewed and extended existing facilities to lock in funding at favourable rates. We were also able to further our relationship with existing customers and extend our financing solutions to other foreign buyers in the extractive sector via pull facilities which we established years ago. For example, as we deepened our relationship with a customer in the information and communication technology sector, we have been able to provide financing to a related company in the extractive sector. The growth in financial institutions exposure is mainly due to risk mitigation activities. In order to manage our concentration risk in the extractive sector, we entered into unfunded loan participation and loan default insurance agreements with financial institutions and one sovereign entity, thereby transferring exposure from the extractive sector to the financial institutions sector and one sovereign entity. The resulting increase in the sovereign exposure is reflected in the sovereign loans and loan guarantee section on the following page.

In 2014, investment grade exposure accounted for 59% (2013 – 55%) of total commercial exposure, representing a 4% increase from 2013. The largest concentrations of commercial investment grade exposure were within the extractive (47%), information and communication technology (15%) and the surface transportation sectors (13%).

EDC Annual Report 2014 57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our top five counterparty exposures were within the extractive and aerospace sectors, which collectively represented $7,167 million, or 11%, of the total commercial exposure. Three of these counterparties were in the extractive sector with a total exposure of $3,797 million and two were in the aerospace sector with a total exposure of $3,370 million. From a geographic perspective, these top five counterparty exposures resided with two U.S., one Mexican and two Brazilian counterparties. After considering collateral and other risk mitigation techniques, our exposure to these counterparties was $5,705 million.

Sovereign Loans and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer	2014 Exposure		2013 Exposure
Country					$	%	$	%
Serbia	286	–	–	–	286	20	289	20

Ukraine	283	–	–	–	283	20	311	21

Indonesia	233	–	–	–	233	16	239	16

Uruguay	–	–	99	–	99	7	100	7

Argentina	71	–	–	–	71	5	48	3

Pakistan	66	–	–	–	66	5	63	4

Rwanda	58	–	–	–	58	4	80	5

China	35	–	–	–	35	2	45	3

Egypt	32	–	–	–	32	2	43	3

Other	135	–	10	122	267	19	252	18
Total	$1,199	$–	$109	$122	$1,430	100	$1,470	100

Sovereign exposure for 2014 is consistent with 2013 and includes 63% of non-investment grade exposure (2013 – 65%).

Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The total allowance for losses on loans, loan commitments and loan guarantees was $1,308 million at the end of 2014, a decrease of $100 million from the 2013 allowance.
The key components impacting the allowance in 2014 were as follows:
›	write-off of impaired loans (net of recoveries) – reduction of $145 million;
›	positive credit migration – decrease of $29 million; and
›	weakening of the Canadian dollar relative to the U.S. dollar – increase of $84 million.

In 2011, we initiated a multi-year project to update and standardize our credit risk rating methodology and related processes. In 2012, we replaced our probability of default rates with updated rates generated by a new credit risk rating tool that uses external historical experience to generate default tables. This was based on each obligor’s existing risk ratings at that time based on our prior risk-rating methodologies. In 2013, existing exposures within the scope of the project, that required annual review as per our risk management policies, were re-evaluated using the new internal credit risk rating models developed throughout 2012. In both years, the changes to the risk rating methodology impacted the allowance and were recognized in the financial results.

In 2014, we introduced transaction-specific loss given default (LGD) ratings for commercial transactions that are not with financial institutions or project finance related. Previously, the LGD for these transactions was determined on a portfolio basis. The development of transaction specific LGD approaches for sovereign and government related entities, as well as for project finance transactions, is underway. The difference between using our transaction specific LGD and the former methodology was a $7 million reduction in the allowance and represents a change in accounting estimate.

Components of the Allowance

(in millions of Canadian dollars)	2014	2013
Base allowance	908	954

Counterparty concentration	37	75
Total collective allowance	945	1,029

Allowance for individually impaired loans, loan commitments and loan guarantees	363	379
Total allowance for losses on loans, loan commitments and loan guarantees	$1,308	$1,408

For a breakdown of the collective allowance for losses on loans, loan commitments and loan guarantees by industry of risk, refer to Table 8 in Supplemental Information.

58 Reaching For Our Export Potential

Base Allowance

We classify our performing exposure into categories based on obligor credit rating, industry of risk for commercial obligors and whether the exposure is secured. For exposures that are secured by collateral or subject to other risk mitigation measures, such as unfunded loan participations and loan default insurance, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs or the amount of risk mitigation as applicable. Based on these exposures we determine the appropriate base allowance. Probability of default and loss given default are estimated based on historical loan loss rates, residual value, expert judgement, management assumption or model-based approaches.

Allowance Overlays

In addition to the base allowance, we add overlays as necessary to the collective allowance. A concentration overlay is added to reflect the additional risk that we assume when our exposure to a specific counterparty is over a certain threshold. Market overlays are also established to take into consideration that current financial uncertainties are not always reflected in current credit ratings. The overlays are more fully explained in the following sections:

Counterparty Concentration Overlay

A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our equity based on the previous year’s audited financial statements will attract a concentration component calculated on the portion of exposure over the threshold. The allowance on this portion of exposure is calculated on the same basis as the base allowance for that counterparty.

We had a concentration overlay of $37 million at the end of 2014 compared to $75 million a year earlier. The decrease is mainly due to positive credit migration in the aerospace sector in 2014. The aerospace sector represents 81% of the concentration overlay (2013 – 95% aerospace).

Market Overlays

Market overlays are added to our allowance as required to reflect the risk that the impact of recent economic events is not fully captured in current credit ratings. At the end of 2014, we determined that the current credit ratings appropriately captured the risk in the economy, and thus no market overlays were required.

Individual Allowances

We establish allowances for individually impaired loans, loan commitments and loan guarantees to recognize impairment losses. Individual allowances were $363 million at the end of 2014, a decrease of $16 million from 2013 due to reduced exposure in our impaired loan guarantee portfolio.

Investments

EDC plays a role in helping Canadian companies access capital and financing. We maintain a portfolio of venture capital and private equity investments focused on promising Canadian late-stage start-ups or established small and mid-sized entities to aid these companies in growing and expanding beyond the Canadian border. In addition, we invest offshore with an emphasis on emerging markets where such investments can serve to facilitate the connection of Canadian business activity to international markets. Our investments are made both directly into Canadian businesses and into funds which in turn invest in Canadian or foreign businesses. With the goal of growing Canadian exporters and facilitating foreign business connections, investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

Consistent with our business goal of growing investments, our exposure increased by $283 million to $1,361 million in 2014 largely as a result of new commitments. During the year, we signed an additional $278 million of investment arrangements (2013 – $217 million).

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

Equipment Available for Lease and Assets Held-for-Sale

Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While it is not EDC’s intent in the ordinary course of business to act as a lessor, we do engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses.

In 2014, 8 CRJ900 aircraft valued at $89 million, 18 CRJ200 aircraft valued at $34 million and 28 Q400 aircraft and two engines valued at $348 million were reclassified out of the equipment available for lease portfolio to the held-for-sale portfolio.

All 8 CRJ900s, 10 of the 18 CRJ200s and other component parts were sold in 2014 resulting in gains of $53 million, the impact of which is included in other (income) expenses. These gains reflect the difference between the sale proceeds and the carrying value of the aircraft at the time of the sale.

The sale of the remaining 8 CRJ200s, 28 Q400s and two engines is anticipated to occur in 2015. These aircraft and two engines are carried at $364 million in our held-for-sale portfolio. At the end of 2014 there were no aircraft remaining in the equipment available for lease portfolio.

EDC Annual Report 2014 59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Aircraft Under Finance Leases

We have 13 aircraft on long-term lease with one obligor in the aerospace industry in the United States. These aircraft were returned to us as a result of loan defaults by this obligor. Under the terms of a restructuring agreement, these aircraft were subsequently leased back to this obligor and classified as finance leases. Our gross investment in these finance leases is $75 million (2013 – $87 million). This exposure is below investment grade.

Insurance Portfolio

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance provides coverage to Canadian banks for foreign bank and foreign buyer counterparty risk in trade transactions.

EDC’s bonding products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

As companies diversify their supply and distribution networks and expand into new markets, they are often exposed to political risks that can result in significant losses. This is particularly true of emerging markets, where political events could adversely impact a company’s foreign operations. EDC’s political risk insurance provides peace of mind to companies and their financial intermediaries that, when faced with such risks, their assets will be protected, enabling them to take advantage of export and investment opportunities in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance programs is counted in various ways. Under the credit insurance and financial institutions insurance programs, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated for this program. Within our contract insurance and bonding program, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within our political risk insurance program, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $22,155 million at the end of 2014, compared to the 2013 level of $22,807 million.

Exposure under the credit insurance program totalled $8,665 million at the end of 2014, an increase of 3% compared to 2013, which was mainly the result of foreign exchange fluctuations. The following table provides a breakdown of credit insurance exposure by industry:

(in millions of Canadian dollars)	2014 Exposure		2013 Exposure
Industry	$	%	$	%
Extractive	2,423	28	2,782	33

Resources	1,945	23	1,788	21

Light manufacturing	1,361	16	1,092	13

Transportation	1,330	15	1,222	15

Infrastructure and environment	989	11	777	9

Information and communication technology	617	7	746	9
Total	$8,665	100	$8,407	100

The following charts show the exposure by geographic market for our financial institutions and political risk insurance programs:

60      Reaching For Our Export Potential

Claims

(in millions of Canadian dollars)	2014	2013
Claims paid	72	61

Claims recovered	(13)	(10)
Net claims	$59	$51

Claim payments totalled $72 million in 2014 and were comprised of 636 claims related to losses in 65 countries (2013 – 726 claims in 70 countries). In 2014, the largest concentration of claim payments was in North America while in 2013 the largest concentration of claim payments was in the Middle East. Claim payments increased in 2014 for claims submitted in our credit insurance program.

In 2014, we recovered $14 million in total (2013 – $11 million) of which $1 million was disbursed to exporters (2013 – $1 million).

Claims Paid by Exporters’ Insured Sector

(in millions of Canadian dollars)	2014		2013
	$	%	$	%
Infrastructure and environment	27	37	33	55
Resources	26	36	18	30
Light manufacturing	7	10	6	10
Information and communication technology	5	7	2	3
Financial institutions	3	4	–	–
Extractive	2	3	1	1
Transportation	2	3	1	1
Claims paid	$72	100	$61	100
During 2014, there were 1,002 claims submitted to EDC for consideration, compared to 1,272 claims submitted in 2013.
At the end of 2014, the value of claims requests that were still under consideration was $12 million (2013 – $30 million).
For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

At the end of 2014, the premium and claims liabilities were $618 million. The liability net of the reinsurers’ share was $530 million, an increase of $17 million from 2013. The main factor for the increase was heightened risk in our political risk insurance portfolio. This was tempered by the impact of new frequency assumptions used in the calculation of the net allowance for claims on our political risk insurance portfolio. The difference between using the new assumptions and the former assumptions is a change in accounting estimate and resulted in a $79 million reduction in the allowance.

Potential claims on insurance policies that we have ceded to reinsurance companies were $88 million compared to $93 million in 2013. This amount, recorded as an asset on the consolidated statement of financial position, represents the reinsurers’ share of our premium and claims liabilities and is also included in our premium and claims liabilities. If we were required to pay out a claim on these policies we could recover from the reinsurer depending on the terms of the agreement.

The net premium and claims liabilities as a percentage of the insurance in force was 2.4% in 2014 (2013 – 2.3%).

EDC Annual Report 2014 61

MANAGEMENT’S DISCUSSION AND ANALYSIS

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have shaded certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks. These disclosures form an integral part of our audited Consolidated Financial Statements for the year ended December 31, 2014.

Marketable Securities and Derivative Instruments

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparty will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)
	Remaining term to maturity
Credit rating	Under 1 year	1 to 3 years	Over 3 years	2014 Exposure	2013 Exposure
AAA	1,378	1,354	1,636	4,368	2,943
AA+	–	14	–	14	66
AA	–	19	17	36	26
AA-	1,762	–	–	1,762	466
A+	297	8	–	305	361
A	–	–	–	–	48
A-	24	–	–	24	107
BBB+ *	36	–	–	36	49
Total	$3,497	$1,395	$1,653	$6,545	$4,066

* Represents cash deposits.

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 71).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we often enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2014, $68 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements. The value of collateral exceeded our exposure with these counterparties by $4 million, mainly the result of fluctuations in derivative values between collateral adjustment dates.

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $119 million (2013 – $183 million).

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(in millions of Canadian dollars)
	Remaining term to maturity			Gross exposure	Exposure netting*	Collateral held	2014 Net exposure	2013 Net exposure
Credit rating	Under 1 year	1 to 3 years	Over 3 years
AA-	99	112	12	223	(131)	–	92	129
A+	16	17	–	33	(26)	–	7	27
A	28	–	–	28	(24)	–	4	9
A-	3	2	72	77	(3)	(58)	16	18
BBB+	7	–	–	7	(4)	(3)	–	–
BBB	3	–	–	3	–	(3)	–	–
Total	$156	$131	$84	$371	$(188)	$(64)	$119	$183

* As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors despite a more challenging credit environment.

We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We define capital supply as the sum of total equity and allowances, as determined in accordance with IFRS. We quantify demand for capital arising from credit, market, operational and business risks using methodologies that are generally consistent with Basel III standards. Capital adequacy is determined by comparing supply of capital to demand for capital.

We measure and report changes to capital supply, capital demand and its implied solvency rating to executive management monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of portfolio migration and other key risk events.

as at December 31 (in millions of Canadian dollars)	2014	2013
Demand for capital
Credit risk	5,355	5,937
Market risk	1,014	1,027
Operational risk	460	395
Total demand for capital	$6,829	$7,359
Supply of capital	$9,973	$10,209
EDC implied solvency rating	AAA	AAA

Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. It is EDC’s intention to utilize its capital fully to support its mandate, but in circumstances when it finds itself in a capital surplus position then the Board of Directors considers authorizing a dividend.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

EDC Annual Report 2014 63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for its benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our clients. In accordance with IFRS, those SEs where we are not exposed, or have rights, to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our statement of financial position.

In certain financing transactions, SEs are used to securitize assets and are typically highly debt-leveraged and, in certain circumstances, equity guarantees may also be used. EDC may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 31 for further details.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans and loan guarantees. We also use a variety of derivative instruments including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps.

In accordance with IFRS, the majority of financial instruments are recognized on the statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, investments at fair value through profit or loss, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 29 provides details of how their fair values are determined.

We use derivatives to manage interest rate risk, foreign exchange risk and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

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Risk Management

“2014 was a dynamic and memorable year for Risk Management at EDC. We continued to advance our Enterprise Risk Management (ERM) framework as well as the deployment of various new financial risk management techniques including our internal-based (IRB) credit ratings framework, among others. Similarly, we recognize that 2014 was a year of pronounced socio-political and macroeconomic instability and we ensured that our capital and solvency position remained resilient through portfolio stress testing. In terms of operational risk, we tested our preparedness to respond to the real external threats of October 22 within the immediately surrounding area of EDC Headquarters and ensure the overall safety of our employees and our ability to sustain operations.”

EDC Annual Report 2014 65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management Overview

Our business activities expose us to a wide variety of risks including financial, operational and strategic risks. Our ability to manage these risks is a key competency within the organization, and is supported by a strong risk culture and an effective risk management approach. We manage our risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risks assumed and remain within our risk tolerance.

Our Risk Management practice sets out the major risk categories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. This gives us an overall view of all potential risks faced by EDC; and forms the foundation for appropriate risk oversight processes, communication and reporting.

Risk identification and measurement are important elements of our Risk Management practice. We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to periodic assessment and review for appropriateness and reliability. Through an annual risk survey, involving interviews with management, we are able to identify and proactively address emerging risks and opportunities.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk tolerance and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of severe but plausible economic and market scenarios on our risk profile.

We continue to build upon our risk management foundation and strive for continuous improvement. Efforts are currently underway to enhance our risk management infrastructure, processes and capabilities. We believe that the steps we have taken and the initiatives we continue to pursue position us to successfully execute on our business strategy.

Risk Governance, Oversight and Design

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Executive Team, who represent each significant business unit and corporate oversight function, the President and Chief Executive Officer (CEO) and the Board of Directors.

Board and its Committees

Board of Directors

The Board of Directors (the Board) is ultimately responsible for Risk Governance by setting the cultural tone, approving the Risk Appetite Statement and ERM Framework and seeking assurance of the effectiveness of the ERM program. The Board provides oversight and carries out its mandate with respect to risk and capital management through the Risk Management Committee of the Board and the Audit Committee of the Board. The Board maintains overall responsibility for approval of (i) risk management and accounting policies and (ii) our Code of Business Ethics and Code of Conduct and (iii) the Environmental Review Directive. The Board also maintains oversight responsibilities for the management of the credit, market and other enterprise risks of the Corporation, as well as oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility.

Risk Management Committee of the Board

This Committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of the Corporation.

Audit Committee of the Board

This Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems. The Audit Committee also monitors our corporate compliance program.

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Key Risk Committees

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO, provides management oversight of risk management by determining risk appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management Team has primary responsibility for the management of our risks, standards of integrity and behaviour, financial reporting and internal control systems. The Executive Management team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place and through independent validation by audit.

Management Risk Management Committee

This Committee provides an independent endorsement as to the acceptability of certain credit commitments and acts as the authority for recommending risk policies to the Board for approval and establishing internal risk management policies and procedures.

Asset Liability Management Committee

This Committee acts as authority for recommending Market Risk Management policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the Committee ensures that market risk positions are managed within policy limits and addresses such risk practices as diversification requirements and reporting and monitoring of guidelines.

Risk Transfer Committee

This Committee acts as authority to endorse recommendations for certain risk transfer activities for portfolio management purposes.

Key Risk Management Groups

Enterprise Risk Management Group

The ERM Group is headed by the SVP, Enterprise Risk Management and Chief Risk Officer and provides independent oversight and governance with respect to risk identification, measurement, control, monitoring and reporting. The ERM Group is also responsible for design, maintenance and evolution of the ERM Framework. The Risk Management Office (RMO) as part of the ERM Group works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with EDC’s risk tolerance and monitors and reports on existing and emerging risks and compliance with EDC’s risk tolerance. The RMO provides a framework for relating risks to capital requirements through capital modeling and stress testing practices and helps determine EDC’s capital adequacy requirements.

Corporate Finance and Control (CFC)

CFC is responsible for financial planning, accounting, financial reporting and cash management. CFC ensures that appropriate controls exist to ensure complete and accurate financial reporting and effective cash management.

Internal Audit (IA)

IA is responsible for evaluating the design and operating effectiveness of internal controls related to the achievement of business objectives pertaining to efficiency and effectiveness of operations, reliability of financial reporting and compliance with laws and regulations. IA evaluates internal controls based on the criteria established in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IA’s work is conducted in accordance with the International Standards for the Professional Practice of Internal Auditing, incorporating Enterprise Risk Management and including input from management. IA reports audit results to management and the Audit Committee.

Business Units

Business units are accountable for management and control of significant risks to which they are exposed. Business units work in partnership with the RMO to ensure that credit and market risks arising from their business are managed within approved limits as set out in risk policies.

EDC Annual Report 2014 67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Modules

EDC’s Risk Management Framework breaks risk down into three broad Risk Modules, expressing the corporation’s risk appetite and tolerance in each of i) Financial Risk, ii) Operational Risk and iii) Strategic Risk. As a financial institution, financial risk is naturally front and centre and as a result the majority of this report covers this area.

Financial Risk

Portfolio Risk Profile

While EDC follows leading risk management practice, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by sector than other financial institutions, most notably in the transportation and extractive sectors which lead Canadian exports.

Despite significant activity with investment grade borrowers in 2014, the vast majority of EDC’s risk profile, as determined by capital demand for credit risk, emanates from the sub-investment grade space. As can be seen in the chart below, although only 41% of EDC’s loan portfolio is sub-investment grade, 82% of capital demand (credit risk) is attributable to this category of obligor.

as at December 31 (in billions of Canadian dollars)	Notional exposure*	% of total	Demand for capital (credit risk)	% of total
Investment grade	36.3	59	0.8	18
Sub-investment grade	25.5	41	3.6	82
Total	$61.8	100	$4.4	100

* Includes all financing exposure that attracts demand for capital.

EDC’s large exposure concentrations reflect the significance of the transportation and extractive sectors to Canada’s economy and EDC’s mandate to help Canadian exporters. In order to mitigate this risk, EDC carries a large capital base and conducts a semi-annual stress testing exercise to test its resilience to downside event risk.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement or co-authorization by the RMO or the Management Risk Management Committee. The purpose of endorsement or co-authorization is to ensure that all relevant, tangible risks in the proposed credit commitment have been identified, assessed and mitigated where possible. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether involvement is required by the Management Risk Management Committee or the RMO. All transactions above U.S. $300 million require authorization by the Board. However, this threshold can be reduced to as low as U.S. $200 million for transactions with lower credit quality. Our credit approval process includes early involvement of a senior management committee in the transaction review process and more integrated engagement on transactions between our risk management, underwriting and business development professionals.

Our approval responsibilities are governed by delegated authorities. The Board in effect delegates specific transactional approval authorities to the CEO. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties are analyzed and credit limits are recommended by Market Risk Management (MRM), a team within the RMO. Recommended counterparties are endorsed by either the RMO or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

68 Reaching For Our Export Potential

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. All limits are determined based on our capital base and risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning (i) a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one year period and (ii) a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

In 2011, EDC initiated a multi-year project to develop an internal credit risk rating system that measures obligor and transaction risks for a majority of our risk exposure. This new risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings. 2014 was a significant milestone in that we moved away from a blanket estimate of portfolio LGD to a more precise transaction-specific measure, which better informs other solvency metrics including provisioning and capital adequacy. Additionally, we recently took steps to broaden deployment of our risk rating framework to our project finance portfolio.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as no better than the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and commercial obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Specialized teams have been created to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The Credit Risk Management team within the RMO is responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews, assesses risk ratings and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of insurance and credit derivatives for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities primarily through reinsurance and co-insurance.

Management and Board Reporting

The RMO provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to, a (i) quarterly risk management report, (ii) monthly credit risk policy compliance report, (iii) monthly capital adequacy report and (iv) monthly report detailing our liquidity position. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

EDC Annual Report 2014 69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and procedures, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our Market Risk Management Policy sets out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer, oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the MRM team within the RMO.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change on our net financing and investment income.

Interest Rate Sensitivity

The table below presents the sensitivity of the net financing and investment income and net income to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

Interest Rate Change

(in millions of Canadian dollars)		2014		2013
	+100 Basis	-100 Basis	+100 Basis	-100 Basis
	Points	Points	Points	Points
Change in net financing and investment income	(6)	6	(35)	35
Change in net income	(62)	124	(45)	83

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a monthly basis to the Asset Liability Management Committee and quarterly basis to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31.

Foreign Exchange Positions against Limit

(in millions of Canadian dollars)	2014	2013
Limit	29	27
Position	6	18

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The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

Canadian Dollar Relative to Other Currencies

(in millions of Canadian dollars)		2014		2013
	Increases	Decreases	Increases	Decreases
	by 1%	by 1%	by 1%	by 1%
Change in net income	(1)	1	3	(3)

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, credit default swaps, futures and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The MRM team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by diversifying concentrated exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to diversify interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

(in millions of Canadian dollars)	Positive	Negative	Net
Less than 1 year	156	(206)	(50)

1 – 3 years	132	(600)	(468)

Over 3 – 5 years	11	(439)	(428)

Over 5 years	72	(132)	(60)
Gross fair value of contracts	$371	$(1,377)	$(1,006)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our treasury department is responsible for our liquidity management and the MRM team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The MRM team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

›

Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2014, the average balance of cash and marketable securities was $5,139 million.

›

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2014, the average balance of commercial paper was $6,843 million.

EDC Annual Report 2014 71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act, Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Export Development Act places limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of the Corporation. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

Contractual Obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.

We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we entered into, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans as well as unallocated confirmed lines of credit (LOC).

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

The following table provides a summary of our future payments on contractual commitments:

(in millions of Canadian dollars)	Under 1	1 to 3	Over 3 to 5	Over 5
	year	years	years	years	2014 Total	2013 Total
Long-term debt	11,424	10,448	8,094	1,206	31,172	26,920

Short-term debt	8,224	–	–	–	8,224	5,913

Other long-term payable	6	13	13	17	49	56

Undisbursed loan commitments	16,593	–	–	–	16,593	14,885

Undisbursed investment commitments	19	34	47	572	672	541

Letters of offer accepted and outstanding	3,639	–	–	–	3,639	4,485

Unallocated confirmed LOC	122	–	–	–	122	157

Leases	26	53	56	318	453	477

Purchase obligations	43	9	2	–	54	36
Total	$40,096	$10,557	$8,212	$2,113	$60,978	$53,470

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate management functions (e.g. frameworks, protocols, guidelines, procedures and communication channels) to govern, assess and respond to the risks associated with the effective acquisition, deployment and protection of human, intellectual and physical resources.

We divide operational risk into four broad categories:

›	People: Attracting, retaining, developing and deploying people with the necessary skill-sets and behaviours.
›	Information process and technology: Managing information to conduct and enable business.
›	Legal and compliance: Ensuring legal compliance and policy adherence; and protecting the organization’s rights and interests.
›	Security and protection: Protecting people and assets; and ensuring business continuity.

Exposure to operational risk could affect EDC’s ability to achieve our corporate plan by way of lost opportunity, business interruption and/ or damage to our reputation.

EDC has developed specific policies to manage operational risk. Each business segment or corporate function is accountable for ensuring that appropriate guidelines and procedures are established in accordance with the policies that govern their respective areas of responsibility. As well, these leaders are entrusted to manage operational risks on a day-to-day basis. We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, all of this is supplemented by governance frameworks and conventions such as our Corporate Social Responsibility (CSR) practice and Business Continuity Plan.

72      Reaching For Our Export Potential

EDC has identified a list of key operational risks inherent to our business, e.g. change management, data integrity, information security, internal/external fraud, business continuity, etc. EDC has assessed and continues to assess our exposure to these risks. This is done through a number of means including the biennial employee engagement survey and the annual ERM Survey. The employee engagement survey provides us with a mechanism to gather employee input on conditions that enable or inhibit key drivers of performance and the results serve to drive action plans in order to build on our strengths and support corporate values. The annual ERM survey allows us to identify a broad spectrum of risks and facilitates the escalation of concerns to Executive Management and consideration of mitigating action, as appropriate.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

Strategic Risk Management

Strategic risk arises when an organization fails to read the environment, formulate strategies with sufficient forward vision to ensure ongoing relevance and longevity, develop products and services to address market dynamics and requirements and cascade the strategy throughout the organization. Strategic Risk Management is particularly important for EDC in light of our mandate to support, facilitate and serve to create trade.

We subdivide strategic risk into three overarching themes:

›	External environment: Systematic identification and assessment of external risks and opportunities.
›	Planning: Formulating and communicating corporate direction and objectives.
›	New opportunities and innovation: Assuring organizational capacity to evolve and innovate.

EDC is diligent in attuning itself to the external environment through the work of specialized groups such as Economic and Political Intelligence Centre (EPIC), the Corporate Research Department (CRD) and the Market Strategy team. Our annual environmental scan involves a comprehensive assessment of risks and opportunities. As well, our annual customer survey that drives our net promoter score and our proactive business development practice affords us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our annual planning exercises.

Our CSR practice is built on five pillars: business ethics, the environment, transparency, community investment and organizational climate and plays a central role in our ongoing formulation of business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. In addition our focus on CSR instills the need to be conscientious of the environmental impacts of our business, to act in accordance with the highest ethical standards and invest in our communities and employees.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies can be found in Note 2 of our 2014 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for losses on loans, loan commitments and loan guarantees; equipment available for lease and assets held-for-sale; recoverable insurance claims; premium and claims liabilities; retirement benefit obligations; and the fair value of financial instruments. Management exercises judgment in the allowance for losses on loans, loan commitments and loan guarantees; equipment available for lease and assets held-for-sale; premium and claims liabilities; the fair value of financial instruments; structured entities; and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 89 of this annual report.

Change in Accounting Standards

The International Accounting Standards Board (IASB) has not issued new standards, interpretations or amendments effective as of January 1, 2014 requiring mandatory adoption that are relevant to EDC. In 2014, the IASB completed its project on financial instruments, introducing changes to the accounting for impairment which are expected to have a significant impact on EDC upon implementation in 2018. The IASB also released a narrow-scope amendment to IAS 1 – Presentation of Financial Statements during the year as part of its Disclosure Initiative, which will become effective in 2016 and may impact EDC’s financial statements. The IASB is currently working on projects related to insurance contracts and leases. Revisions to these standards could potentially have a significant impact on EDC’s financial statements in future years. Refer to Note 2 of our 2014 consolidated financial statements for further details.

EDC Annual Report 2014 73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses on our long-term debt and derivatives as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational and business risks we have undertaken compared to the existing capital base. See the “Capital Management” section for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries and estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance assumed and ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

The decrease in the claims ratio is due to lower net claims incurred than was experienced in the prior year. Updated assumptions used in the actuarial calculation of the premium liabilities in 2013 resulted in higher net claims incurred for that period.

Net claims incurred includes claims paid net of recoveries and estimated recoveries of $38,494 thousand (2013 – $30,261 thousand) and a decrease in actuarial liabilities of $3,184 thousand (2013 – $26,910 thousand increase).

(in thousands of Canadian dollars)	2014	2013
Direct premiums	100,342	101,557

Reinsurance assumed	3,060	6,221

Reinsurance ceded	(6,054)	(7,010)
Net written premium	$97,348	$100,768
Direct net claims incurred	31,393	55,572

Net claims incurred – reinsurance assumed	4,261	1,599

Net claims incurred – reinsurance ceded	(344)	–
Net claims incurred	$35,310	$57,171
Claims ratio	36.27%	56.74%

74      Reaching For Our Export Potential

Supplemental Information

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2014	2013	2012	2011	2010
Gross loans receivable:

Average performing floating rate	29,696	23,801	20,304	18,356	17,518

Average performing fixed rate	8,897	8,198	7,655	8,087	8,229
Total average performing gross loans receivable	38,593	31,999	27,959	26,443	25,747

Average carrying value on impaired loans	239	584	1,149	241	326
Total average income earning loan assets	$38,832	$32,583	$29,108	$26,684	$26,073
Loan revenue:

Performing floating rate interest	663	579	551	469	440

Performing fixed rate interest	394	394	385	425	460

Other loan revenue	182	201	180	115	104
Loan revenue	$1,239	$1,174	$1,116	$1,009	$1,004
Yields – performing loans:

Performing floating rate coupon	2.23%	2.43%	2.71%	2.56%	2.51%

Performing fixed rate coupon	4.43%	4.81%	5.03%	5.26%	5.59%
Total loan yield	3.19%	3.60%	3.83%	3.78%	3.85%

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2014	2013	2012	2011	2010
Average performing loans receivable	38,593	31,999	27,959	26,443	25,747

Average carrying value on impaired loans	239	584	1,149	241	326

Average finance lease assets – aircraft	70	77	85	94	108

Average operating lease assets	349	508	169	98	266

Average marketable securities balance	5,047	4,000	3,959	3,551	3,765

Average investment portfolio balance	599	492	433	364	290
Total average income earning assets	$44,897	$37,660	$33,754	$30,791	$30,502
Financing and investment revenue:

Loan	1,239	1,174	1,116	1,009	1,004

Finance lease	5	6	6	7	8

Operating lease	50	55	17	21	32

Marketable securities	45	32	36	46	47

Investment	6	8	5	12	8
Total financing and investment revenue	1,345	1,275	1,180	1,095	1,099

Interest expense	70	30	108	93	147

Leasing and financing related expenses	48	49	33	32	53
Net financing and investment income*	$1,227	$1,196	$1,039	$970	$899
Net finance margin	2.73%	3.18%	3.08%	3.15%	2.95%

* Excludes debt relief.

EDC Annual Report 2014 75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2014	2013	2012	2011	2010
Credit insurance program:
Credit insurance business facilitated	56,020	56,224	54,087	62,872	52,073
Premiums and fees earned prior to ceding reinsurance	105	110	114	136	124
Average credit insurance premium rate	0.19%	0.20%	0.21%	0.22%	0.24%
Financial institutions insurance program:
Financial institutions insurance business facilitated	11,415	10,630	9,295	13,914	8,324
Premiums and fees earned prior to ceding reinsurance	25	21	18	32	27
Average financial institutions insurance premium rate	0.22%	0.20%	0.19%	0.23%	0.32%
Contract insurance and bonding program:
Contract insurance and bonding average exposure	7,836	8,309	8,303	9,090	9,892
Premiums and fees earned	52	50	48	58	51
Average contract insurance and bonding premium rate	0.66%	0.60%	0.58%	0.64%	0.52%
Political risk insurance program:
Political risk insurance average exposure	1,676	1,602	1,627	1,625	1,349
Premiums and fees earned	20	19	22	15	14
Average political risk insurance premium rate	1.19%	1.19%	1.35%	0.92%	1.04%
Loan guarantees:
Loan guarantees average exposure	2,068	2,081	2,476	2,485	3,368
Loan guarantee fees earned	36	36	38	32	33
Average loan guarantee fee rate	1.74%	1.73%	1.53%	1.29%	0.98%

Table 4: Provision for (Reversal of) Credit Losses
(in millions of Canadian dollars)	2014	2013	2012	2011	2010
Provision for (reversal of) credit losses on:
Loans	(15)	43	(263)	162	(234)
Loan commitments	(6)	(14)	18	(53)	(350)
Loan guarantees	(18)	1	(95)	16	(47)
Total provision for (reversal of) credit losses	$(39)	$30	$(340)	$125	$(631)

76      Reaching For Our Export Potential

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance portfolio								Marketable securities and derivative instruments(4)
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding				Political risk insurance(3)	Reinsurance ceded
					Policies		Guarantees					2014 Exposure
Country												$	%
United States	9,581	4,592	4,354	160	201		30		–	–	4,370	23,288	23

Canada	4,883	8,307	420	–	704	(5)	7,197	(6)	–	–	1,414	22,925	22

Mexico	2,507	1,336	257	33	2		–		312	–	–	4,447	4

Brazil	3,198	179	354	309	18		–		325	–	–	4,383	4

United Kingdom	1,893	1,525	227	57	–		4		1	–	176	3,883	4

Australia	2,366	82	171	–	1		–		4	–	516	3,140	3

Chile	1,995	138	25	204	30		–		411	–	–	2,803	3

China	998	389	263	401	15		–		587	–	–	2,653	3

India	1,686	216	150	109	6		–		8	–	–	2,175	2

Germany	805	1,163	183	–	2		–		–	–	3	2,156	2

Other(7)	12,643	5,250	2,261	2,524	116		53		7,375	–	437	30,659	30
	42,555	23,177	8,665	3,797	1,095		7,284		9,023	–	6,916	102,512	100

Country limits in excess of policy limits(3)	–	–	–	–	–		–		(7,459)	–	–	(7,459)	–

Reinsurance ceded(8)	–	–	–	–	–		–		–	(250)	–	(250)	–
Total	$42,555	$23,177	$8,665	$3,797	$1,095		$7,284		$1,564	$(250)	$6,916	$94,803	100

	Financing portfolio				Insurance portfolio						Marketable securities and derivative instruments(4)
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding				Political risk insurance(3)	Reinsurance ceded
					Policies		Guarantees					2013 Exposure
Country												$	%
United States	8,196	5,349	3,623	147	213		39		–	–	3,086	20,653	22

Canada	4,518	6,542	456	–	954	(5)	6,870	(6)	–	–	808	20,148	21

Mexico	2,291	1,367	192	7	4		–		353	–	–	4,214	5

Brazil	2,344	814	260	197	18		–		299	–	–	3,932	4

United Kingdom	2,467	685	251	99	2		4		3	–	282	3,793	4

Australia	2,047	811	171	–	–		–		4	–	174	3,207	4

China	610	284	365	1,195	35		–		538	–	–	3,027	3

Chile	1,247	433	36	130	1		–		369	–	–	2,216	2

India	1,553	120	191	259	6		–		9	–	–	2,138	2

Germany	700	959	148	–	–		–		–	–	17	1,824	2

Other(7)	11,200	4,809	2,714	2,511	107		69		7,255	–	387	29,052	31
	37,173	22,173	8,407	4,545	1,340		6,982		8,830	–	4,754	94,204	100

Country limits in excess of policy limits(3)	–	–	–	–	–		–		(7,147)	–	–	(7,147)	–

Reinsurance ceded(8)	–	–	–	–	–		–		–	(150)	–	(150)	–
Total	$37,173	$22,173	$8,407	$4,545	$1,340		$6,982		$1,683	$(150)	$4,754	$86,907	100

(1)	Includes gross loans receivable, investments and gross investment in aircraft under finance leases. Where EDC has entered into risk transfer transactions, exposure reflects the industry of the risk mitigation provider.
(2)	Includes $672 million of investment commitments (2013 – $541 million), $122 million of unallocated confirmed lines of credit (2013 – $157 million) and $2,108 million of loan guarantees (2013 – $2,091 million).
(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $1,564 million (2013 – $1,683 million) for all the policies in the program.
(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(5)	Includes $703 million of surety bond insurance, where the risk rests with the Canadian exporter (2013 – $952 million). A total of 39% of the exports insured in the surety bond program are to the United States (2013 – 52%). The balance represents exports to other countries.
(6)	Includes $7,103 million in performance security guarantees, where the risk rests with the Canadian exporter (2013 – $6,771 million). A total of 54% of the exports insured in the performance security program are to the United States (2013 – 52%). The balance represents exports to other countries.
(7)	Includes 186 countries (2013 – 181) with total exposure ranging from $0.001 million to $1,761 million (2013 – $0.001 million to $1,695 million).
(8)	Represents treaty reinsurance agreements covering most bonding obligors and the credit insurance portfolio, including most foreign bank exposures.

EDC Annual Report 2014 77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 6: Concentration of Exposure by Industry

(in millions of Canadian dollars)	Financing portfolio		Insurance portfolio						Marketable securities and derivative instruments(3)	2014 Exposure
	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Reinsurance ceded
					Policies	Guarantees
Industry										$	%
Commercial:
Extractive	14,451	8,763	2,423	–	79	1,908	478	–	–	28,102	30
Aerospace	11,721	3,139	451	–	201	179	87	–	–	15,778	17
Infrastructure and environment	2,833	1,984	989	–	444	4,184	861	–	–	11,295	12
Financial institutions	2,743	488	–	3,797	–	–	–	–	2,499	9,527	10
Information and communication technology	3,854	4,177	617	–	78	169	87	–	–	8,982	9
Surface transportation	3,634	2,693	879	–	268	432	48	–	–	7,954	8
Light manufacturing	1,198	1,163	1,361	–	20	152	1	–	–	3,895	4
Resources	800	661	1,945	–	5	260	2	–	–	3,673	4
Total commercial	41,234	23,068	8,665	3,797	1,095	7,284	1,564	–	2,499	89,206	94
Sovereign	1,321	109	–	–	–	–	–	–	4,417	5,847	6
	42,555	23,177	8,665	3,797	1,095	7,284	1,564	–	6,916	95,053	100
Reinsurance ceded(4)	–	–	–	–	–	–	–	(250)	–	(250)	–
Total	$42,555	$23,177	$8,665	$3,797	$1,095	$7,284	$1,564	$(250)	$6,916	$94,803	100

(in millions of Canadian dollars)	Financing portfolio		Insurance portfolio						Marketable securities and derivative instruments(3)	2013 Exposure
	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance	Reinsurance ceded
					Policies	Guarantees
Industry										$	%
Commercial:
Extractive	11,162	8,650	2,782	–	85	1,619	679	–	–	24,977	29
Aerospace	10,969	3,191	398	–	183	184	87	–	–	15,012	17
Infrastructure and environment	3,075	1,418	777	–	768	4,046	800	–	–	10,884	13
Information and communication technology	3,826	3,956	746	–	61	175	77	–	–	8,841	10
Financial institutions	1,732	566	–	4,545	–	–	–	–	1,654	8,497	10
Surface transportation	3,761	2,069	824	–	223	494	35	–	–	7,406	8
Light manufacturing	929	1,370	1,092	–	17	183	1	–	–	3,592	4
Resources	570	632	1,788	–	3	281	4	–	–	3,278	4
Total commercial	36,024	21,852	8,407	4,545	1,340	6,982	1,683	–	1,654	82,487	95
Sovereign	1,149	321	–	–	–	–	–	–	3,100	4,570	5
	37,173	22,173	8,407	4,545	1,340	6,982	1,683	–	4,754	87,057	100
Reinsurance ceded(4)	–	–	–	–	–	–	–	(150)	–	(150)	–
Total	$37,173	$22,173	$8,407	$4,545	$1,340	$6,982	$1,683	$(150)	$4,754	$86,907	100

(1)	Includes gross loans receivable, investments and gross investment in aircraft under finance leases. Where EDC has entered into risk transfer transactions, exposure reflects the industry of the risk mitigation provider.
(2)	Includes $672 million of investment commitments (2013 – $541 million), $122 million of unallocated confirmed lines of credit (2013 – $157 million) and $2,108 million of loan guarantees (2013 – $2,091 million).
(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.
(4)	Represents treaty reinsurance agreements covering most bonding obligors and the credit insurance portfolio, including most foreign bank exposures.

78      Reaching For Our Export Potential

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2014	2013
Commercial

Aerospace	366	281

Infrastructure and environment	84	110

Resources	37	10

Financial institutions	23	21

Light manufacturing	22	30

Information and communication technology	8	25

Extractive	8	22

Surface transportation	8	19
Total commercial	556	518
Sovereign

Argentina	71	48

Cuba	25	25

Iran	8	8
Total sovereign	104	81
Total impaired gross loans receivable	$660	$599

Table 8: Collective Allowance for Losses on Loans,

               Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)			2014			2013
Industry of risk	Provision exposure*	Collective allowance	Collective allowance as a percentage of provision exposure	Provision exposure*	Collective allowance	Collective allowance as a percentage of provision exposure
Commercial:

Aerospace	13,411	303	2.3	12,470	438	3.5

Extractive	19,962	177	0.9	16,171	164	1.0

Information and communication technology	6,411	97	1.5	6,247	89	1.4

Light manufacturing	1,707	74	4.3	1,448	53	3.7

Infrastructure and environment	3,708	52	1.4	3,541	107	3.0

Surface transportation	5,201	40	0.8	5,247	40	0.8

Resources	1,168	33	2.8	938	26	2.8

Financial institutions	2,920	21	0.7	1,931	14	0.7
Total commercial	54,488	797	1.5	47,993	931	1.9

Sovereign	1,295	148	11.4	1,275	98	7.7
Total	$55,783	$945	1.7	$49,268	$1,029	2.1

* Calculated using factored exposure.

EDC Annual Report 2014 79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table 9: Investments

(in millions of Canadian dollars)	Investments financing	Undisbursed commitments		2014 Exposure		2013 Exposure
Gross exposure			$	%	$	%
Domestic market	289	330	619	46	501	47
Other advanced economies	42	13	55	4	45	4
Emerging markets	358	329	687	50	532	49
Total	$689	$672	$1,361	100	$1,078	100

Table 10: Claims – Size Concentration

(in millions of Canadian dollars)				2014				2013
	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries
$0 – $100,000	10	512	3	288	11	643	3	298
$100,001 – $1 million	32	111	8	22	18	74	7	23
Over $1 million	30	13	2	1	32	9	–	–
Total	$72	636	$13	311	$61	726	$10	321

80      Reaching For Our Export Potential

2014 FINANCIAL REVIEW

Consolidated

Financial Statements

               Contents

82	Financial Reporting Responsibility

83	Independent Auditor’s Report

84	Consolidated Statement of Financial Position

85	Consolidated Statement of Comprehensive Income

86	Consolidated Statement of Changes in Equity

87	Consolidated Statement of Cash Flows

88	Notes to the Consolidated Financial Statements
	88	1.	Corporate Mandate	113 113 115 115 120 120 121 123 124 128 129 130 130 131 131 131 132 132 132 133 139 139	21. 22. 23. 24. 25. 26. 27. 28. 29. 30. 31. 32. 33. 34. 35. 36. 37. 38. 39. 40. 41. 42.

 Financing Commitments

 Contingent Liabilities

 Reinsurance Agreements

 Insurance Risks

 Equity

 Capital Management

 Interest Rate Risk

 Foreign Currency Balances

 Fair Value of Financial  Instruments

 Financial Instrument Risks

 Structured Entities

 Loan Revenue

 Marketable Securities Revenue

 Interest Expense

 Leasing and Financing Related  Expenses

 Provision for (Reversal of)

 Credit Losses

 Claims-Related Expenses

 Other (Income) Expenses

 Administrative Expenses

 Retirement Benefit Obligations

 Related Party Transactions

 Canada Account Transactions

	88	2.	Summary of Significant Accounting Policies
	97	3.	Restatement of Consolidated Statement of Cash Flows
	97	4.	Marketable Securities
	98	5.	Loans Receivable
	100	6.	Individually Impaired Gross Loans Receivable
	101	7.	Allowance for Losses on Loans, Loan Commitments and Loan Guarantees
	103	8.	Investments at Fair Value Through Profit or Loss
	103	9.	Equipment Available for Lease and Assets Held-for-Sale
	105	10.	Net Investment in Aircraft under Finance Leases
	105	11.	Recoverable Insurance Claims
	106	12.	Other Assets
	106	13.	Property, Plant and Equipment
	107	14.	Intangible Assets
	107	15.	Building under Finance Lease
	108	16.	Accounts Payable and Other Credits
	108	17.	Debt Instruments
	109	18.	Derivative Instruments
	111	19.	Debt Instrument Maturities
	112	20.	Premium and Claims Liabilities

EDC Annual Report 2014 81

FINANCIAL REPORTING RESPONSIBILITY

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for losses on loans, loan commitments and loan guarantees, equipment available for lease and assets held-for-sale, recoverable insurance claims, premium and claims liabilities, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 42 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses his opinion on the consolidated financial statements. His report is presented on the following page.

Benoit Daignault	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 26, 2015

82      Reaching For Our Export Potential

INDEPENDENT AUDITOR’S REPORT
To the Minister of International Trade

Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of Export Development Canada, which comprise the consolidated statement of financial position as at December 31, 2014 and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Export Development Canada as at December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Report on Other Legal and Regulatory Requirements

As required by the Financial Administration Act, I report that, in my opinion, the accounting principles in International Financial Reporting Standards have been applied on a basis consistent with that of the preceding year.

Further, in my opinion, the transactions of Export

Development Canada and its wholly owned subsidiary that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charter and by-laws of its wholly owned subsidiary, and the directives issued pursuant to Section 89 of the Financial Administration Act described in Note 1 to the consolidated financial statements.

Clyde M. MacLellan, FCPA, FCA

Assistant Auditor General

for the Auditor General of Canada

February 26, 2015

Ottawa, Canada

EDC Annual Report 2014 83

CONSOLIDATED FINANCIAL STATEMENTS

Export Development Canada

Consolidated Statement of Financial Position

as at (in millions of Canadian dollars)	Notes	Dec. 31, 2014	Dec. 31, 2013
Assets
Cash		69	127
Marketable securities:	4
At fair value through profit or loss		6,391	3,859
At amortized cost		85	80
Derivative instruments	18	371	688
Assets held-for-sale	9	364	–
Loans receivable	5, 6	41,586	36,357
Allowance for losses on loans	7	(1,163)	(1,246)
Investments at fair value through profit or loss	8	689	537
Equipment available for lease	9	–	493
Net investment in aircraft under finance leases	10	68	76
Recoverable insurance claims	11	33	96
Reinsurers’ share of premium and claims liabilities	20	88	93
Other assets	12	156	91
Property, plant and equipment	13	56	59
Intangible assets	14	56	44
Building under finance lease	15	155	162
Total Assets		$49,004	$41,516
Liabilities and Equity
Accounts payable and other credits	16	134	144
Loans payable:	17
Designated at fair value through profit or loss		32,616	29,108
At amortized cost		5,422	2,151
Derivative instruments	18	1,377	626
Obligation under finance lease	15	166	170
Retirement benefit obligations	40	258	128
Allowance for losses on loan commitments	7	44	47
Premium and claims liabilities	20	618	606
Loan guarantees	7, 22	153	165
		40,788	33,145
Financing commitments (Note 21) and contingent liabilities (Note 22)
Equity
Share capital	25	1,333	1,333
Retained earnings		6,883	7,038
		8,216	8,371
Total Liabilities and Equity		$49,004	$41,516

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on February 26, 2015.

Herbert M. Clarke	Benoit Daignault
Director	Director
February 26, 2015

84      Reaching For Our Export Potential

Export Development Canada

Consolidated Statement of Comprehensive Income

for the year ended December 31 (in millions of Canadian dollars)	Notes	2014	2013
Financing and investment revenue:
Loan	32	1,239	1,174
Finance lease	10	5	6
Operating lease	9	50	55
Marketable securities	33	45	32
Investments	8	6	8
Total financing and investment revenue		1,345	1,275
Interest expense	34	70	30
Leasing and financing related expenses	35	48	49
Net Financing and Investment Income		1,227	1,196
Loan Guarantee Fees		36	36
Insurance premiums and guarantee fees		210	204
Reinsurance assumed		8	11
Reinsurance ceded		(23)	(22)
Net Insurance Premiums and Guarantee Fees	23	195	193
Other (Income) Expenses	38	(76)	109
Administrative Expenses	39	327	310
Income before Provision and Claims-Related Expenses		1,207	1,006
Provision for (Reversal of) Credit Losses	36	(39)	30
Claims-Related Expenses	37	117	159
Net Income		1,129	817
Other comprehensive income (loss):
Pension plan re-measurement	40	(155)	119
Comprehensive Income		$974	$936

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

EDC Annual Report 2014 85

CONSOLIDATED FINANCIAL STATEMENTS

Export Development Canada

Consolidated Statement of Changes in Equity

for the year ended December 31 (in millions of Canadian dollars)	Notes	2014	2013
Share Capital	25	1,333	1,333
Retained Earnings
Balance beginning of year		7,038	7,542
Net income		1,129	817
Other comprehensive income (loss)
Pension plan re-measurement		(155)	119
Dividends paid	25	(1,129)	(1,440)
Balance end of year		6,883	7,038
Total Equity at End of Year		$8,216	$8,371

The accompanying notes are an integral part of these consolidated financial statements.

86      Reaching For Our Export Potential

Export Development Canada

Consolidated Statement of Cash Flows

for the year ended December 31 (in millions of Canadian dollars)	2014	2013 (Restated – Note 3)
Cash Flows from (used in) Operating Activities
Net income	1,129	817
Adjustments to determine net cash from (used in) operating activities
Provision for (reversal of) credit losses	(39)	30
Actuarial change in the net allowance for claims on insurance	(9)	1
Depreciation and amortization	52	65
Realized (gains) and losses	(137)	23
Changes in operating assets and liabilities
Change in accrued interest and fees receivable	(59)	(4)
Change in fair value of marketable securities	(14)	97
Change in fair value of loans payable	97	(265)
Change in derivative instruments	39	193
Other	(66)	78
Loan disbursements	(15,186)	(14,100)
Loan repayments and principal recoveries from loan asset sales	12,852	9,932
Net cash used in operating activities	(1,341)	(3,133)
Cash Flows from (used in) Investing Activities
Disbursements for investments	(149)	(124)
Receipts from investments	79	30
Finance lease repayments	14	10
Purchases of marketable securities at fair value through profit or loss	(52,751)	(42,134)
Sales/maturities of marketable securities at fair value through profit or loss	50,626	42,502
Purchases of marketable securities at amortized cost	(21)	(20)
Sales/maturities of marketable securities at amortized cost	20	19
Receipts from sale of assets held-for-sale	34	–
Net cash from (used in) investing activities	(2,148)	283
Cash Flows from (used in) Financing Activities
Issue of long-term loans payable – designated at fair value through profit or loss	7,771	7,899
Repayment of long-term loans payable – designated at fair value through profit or loss	(7,910)	(5,694)
Issue of long-term loans payable at amortized cost	4,032	1,030
Repayment of long-term loans payable at amortized cost	(1,105)	–
Issue of short-term loans payable – designated at fair value through profit or loss	24,068	22,313
Repayment of short-term loans payable – designated at fair value through profit or loss	(22,361)	(21,194)
Disbursements from sale/maturity of derivative instruments	(55)	(24)
Receipts from sale/maturity of derivative instruments	117	1
Dividend paid	(1,129)	(1,440)
Net cash from financing activities	3,428	2,891
Effect of exchange rate changes on cash	3	6
Net increase (decrease) in cash	(58)	47
Cash
Beginning of period	127	80
End of period	$69	$127
Operating Cash Flows from Interest
Cash paid for interest on loans payable	$124	$97
Cash received for interest on currency swaps related to capital	$67	$73
Cash received for interest on loan assets and marketable securities	$1,151	$1,088

The accompanying notes are an integral part of these consolidated financial statements.

EDC Annual Report 2014 87

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

1. Corporate Mandate

Export Development Canada (the “Corporation” or “EDC”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”).

EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities. Since 2009, EDC has been operating under broadened powers to help increase access to credit for Canadian companies by participating in domestic financing and insurance transactions with private-sector financial institutions, insurance providers and the surety industry. These powers were meant to be temporary, initially for a two-year period and extended for another three years. The government has since reviewed and assessed EDC’s activities in order to determine an adequate, permanent set of domestic powers for the future. This work, which included consultations with a wide range of stakeholders, has resulted in new regulations which came into force on March 11, 2014 (the “New Regulations”).

The New Regulations clarify the circumstances in which EDC can provide support within Canada. They introduce flexibility in our ability to establish a link between a transaction and the international activities of our customers. It also enables EDC to provide support, in a manner that complements the products and services of private financial institutions, for purely domestic transactions (financing, guarantees and insurance) to companies that have at least 50 percent of their total annual consolidated sales in export and foreign markets.

The Corporation is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade (the “Minister”).

In September 2008, EDC, together with other federal Crown corporations, was given a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. The Corporation has, since, implemented the Directive and the President and Chief Executive Officer of EDC has notified the Minister in accordance with Subsection 89(6) of the FA Act.

EDC has been informed of the Government’s intention to require Crown corporations to implement pension plan reforms. These are intended to ensure that pension plans of Crown corporations provide a 50:50 current service cost-sharing ratio between employee and employer for pension contributions, to be phased in for all members by December 31, 2017; and a Directive in this regard was issued in December 2014 (PC 2014-1381). EDC has already begun taking action to implement the spirit and intent of these reforms.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary (the “Subsidiary”) under the Canada Business Corporations Act in 1995.

Our earnings and those of our Subsidiary are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital and $45.0 billion which amount may be varied in an Appropriation Act. At the end of December 2014, the amount of these contingent liabilities was $24.3 billion (2013 – $24.9 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2014 is $125.6 billion (2013 – $136.2 billion), against which borrowings amounted to $38.0 billion (2013 – $31.3 billion).

2. Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Corporation is organized and managed as a single business segment. The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

Basis of Consolidation

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiary and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

88 Reaching For Our Export Potential

Application of New and Revised International Financial Reporting Standards

(a) New standards, amendments and interpretations

There were no new standards, interpretations, amendments or improvements issued by the International Accounting Standards Board (IASB) effective January 1, 2014 requiring mandatory adoption that are relevant to EDC.

(b) Standards, amendments and interpretations not yet in effect

The following standards and amendments issued by the IASB have not been early adopted and have been assessed as having a possible effect on EDC in the future. EDC is currently assessing the impact of these amendments on its consolidated financial statements:

IFRS 9 – Financial Instruments – In July 2014, the IASB issued the final version of IFRS 9, which completes the IASB’s financial instruments project. The amended standard introduces an expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. Changes to the impairment model are highly relevant to EDC and will impact our allowance for losses on loans, loan commitments, and loan guarantees. This amendment is to be applied retrospectively for reporting periods beginning on or after January 1, 2018.

Annual Improvements to IFRS – 2012–2014 Cycle – In September 2014, the IASB issued annual improvements covering the following standards and topics: IFRS 5 Non-current Assets Held for Sale and Discontinued Operations addressing methods of disposal; IFRS 7 Financial Instruments: Disclosures providing additional guidance on servicing contracts and the applicability of the amendments to IFRS 7 to condensed interim financial statements and IAS 34 Interim Financial Reporting addressing the disclosure of information elsewhere in the interim financial report. The annual improvements are to be applied for reporting periods beginning on or after January 1, 2016. The extent of the impact of the adoption of the annual improvements has not yet been determined.

Disclosure Initiative – IAS 1 Amendments – In December 2014, the IASB released a narrow-scope amendment to IAS 1 as part of its long-term initiative to simplify financial statement disclosures. The amendment provides guidance on the application of materiality in the financial statements and removes impediments to judgment when applying IAS 1. This amendment is effective for reporting periods beginning on or after January 1, 2016. The impact of the amendment is not yet known.

Other upcoming standards – The IASB is currently working on projects related to insurance contracts and leases. Revisions to these standards could potentially have a significant impact on EDC’s financial statements in future years.

Use of Estimates and Key Judgments

To prepare our financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed below.

Estimates

Note 7 – Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of probable credit losses. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the collective allowance is to provide an estimate of probable incurred losses inherent in the loan portfolio that have not been identified on an individual loan basis. Estimation is inherent in the assessment of probabilities of default, loss severity in the event of default also referred to as loss given default, review of credit quality and the value of any collateral. Management also considers the impact of economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, commitments and guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

EDC Annual Report 2014 89

CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Equipment Available for Lease and Assets Held-for-Sale

When aircraft are returned to us as a result of default under the related obligors’ loan agreements, we estimate their fair value using market values obtained from an independent appraiser supplemented by additional current market data and other information available to us.

Management estimates the remaining useful lives of the components of the aircraft. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these aircraft components to change.

If an event is deemed to have impacted the carrying value of our portfolio, estimates surrounding the recoverable amount of the aircraft are made. These include the current fair value of the aircraft, estimated cash flows to be generated from the use of the aircraft, projected future rentals and lease rates and estimated costs to sell the aircraft.

Note 11 – Recoverable Insurance Claims

When an insurance claim is paid, management estimates any future recovery and records it within recoverable insurance claims. The estimation process is dependent upon our assessment of the future cash flows to be realized through collection efforts made by us, the policyholder or collection agencies. The estimated recoverable amount is reviewed on a quarterly basis.

Note 20 – Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance programs and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses management’s assumptions for, among other things, the severity of loss, loss development, frequency of claim and discount rate.

Note 29 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our consolidated statement of financial position at their fair value. These financial instruments include marketable securities at fair value through profit or loss, recoverable insurance claims, derivative instruments, investments at fair value through profit or loss and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment as they may include inputs that are not based on observable market data. Refer to Note 29 for additional details on the techniques used to value our financial instruments.

Note 40 – Retirement Benefit Obligations

EDC maintains a defined benefit pension plan, a defined contribution plan and other post-retirement benefit plans. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rate of compensation increase, discount rate, inflation rate and longevity of plan members.

Judgments

Note 7 – Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

Management judgment is used to assess the impact of recent events and changes in economic conditions to determine whether a financial asset or group of financial assets is impaired or performing.

Note 9 – Equipment Available for Lease and Assets Held-for-Sale

The establishment of significant components of our aircraft and the allocation of the fair value between the components require judgment.

We review the aircraft in our leasing portfolio for impairment quarterly. Judgment as to the impact of current economic events, trends or other circumstances on the viability of our aircraft is required in determining whether impairment has occurred or has been reversed within our portfolio.

Note 20 – Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, loss development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

90      Reaching For Our Export Potential

Note 29 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is required for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 or 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which are based on observable or unobservable market data.

Note 31 – Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Management exercises judgment in determining whether EDC has control of SEs. When EDC has power over a SE and is exposed, or has rights to variable returns from its involvement with a SE and has the ability to affect those returns through its power over the SE, EDC is considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 40 – Retirement Benefit Obligations

The management assumption with the greatest potential impact on our defined benefit obligation is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), which has the same duration as the plan’s defined benefit obligation.

Marketable Securities

We hold marketable securities for liquidity purposes. The size and nature of our marketable securities portfolio are governed by Board approved policies. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. We measure performance for this portfolio against appropriate benchmarks. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the consolidated statement of comprehensive income.

Marketable securities held by our subsidiary are carried at amortized cost, as the business model for managing these instruments is to collect contractual cash flows which represent the payment of principal and interest. Upon initial recognition, the securities are recorded at their fair value plus any transaction costs. Subsequently, they are carried at amortized cost using the effective interest method, less any impairment losses. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income.

Loans Receivable

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the consolidated statement of comprehensive income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

Loan Guarantees

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any increase in liability relating to loan guarantees is recorded in the consolidated statement of comprehensive income in the provision for (reversal of) credit losses. Guarantee fees received up-front are recognized in the consolidated statement of comprehensive income on a straight-line basis over the life of the guarantee. Guarantee fees that are received in arrears are recognized in the consolidated statement of comprehensive income on an accrual basis.

EDC Annual Report 2014 91

CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Financial Instruments

Marketable Securities

At the end of each reporting period, for marketable securities at amortized cost, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that we no longer have reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

Loans Receivable

Loans that have been individually assessed to be impaired meet one or more of the following criteria which represent objective evidence of impairment:

›  there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest; or

›  for commercial loans, when there are payments overdue of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt.

If there is objective evidence that an impairment loss has occurred on an individual loan, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The principal portion of the carrying amount of the loan is reduced through the use of an individual allowance and any accrued unpaid contractual interest and other receivables that form part of the carrying value of the loan are reduced to zero through income.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

When a loan is uncollectible, it is written off against the individual allowance. Such loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan. When restructured loans containing concessions are returned to performing status, their carrying value is adjusted to reflect the original yield of the loan or the weighted average yield in the case of loan consolidations.

Sovereign Loans Receivable

In compliance with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable. The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations.

Sovereign loans undergoing debt rescheduling are classified as individually impaired. The resulting agreements provide for the consolidation and deferred repayment of principal and interest maturities at concessional interest rates. While impaired, we reduce the loan’s carrying value by the impact of the interest rescheduled which is included in deferred loan revenue and other credits in Notes 5 and 6. At the time the loan is returned to performing status, the carrying value of the loan is adjusted to reflect the original yield of the loan.

Loan Guarantees

Loan guarantees with impaired obligors are identified using the same criteria on the underlying loan as used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. The amount of any credit loss and any subsequent changes due to the re-evaluation of the obligation are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of probable credit losses and is based on the incurred loss model. The allowance is determined based on a review of all loans, loan commitments and loan guarantees and includes both individual and collective allowances.

Allowances on Individually Impaired Loans

The individual allowance is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralized loan asset reflects the cash flows that are expected to result on foreclosure less costs to obtain and sell the collateral whether or not foreclosure is probable.

If, in a subsequent period, the amount of the impairment loss either increases or decreases and the change can be related objectively to an event occurring after the impairment was recognized (such as a change in the obligor’s financial position or a change in the estimate of future cash flows), the previously recognized impairment loss is adjusted through the individual allowance.

The amount of initial impairment loss and any subsequent changes due to the re-evaluation of estimated future cash flows are recognized in the consolidated statement of comprehensive income as part of the provision for (reversal of) credit losses.

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Collective Allowance

A collective allowance is established for losses which we estimate to have occurred but have not yet been individually identified within our portfolio. Loans and loan guarantees not found to be individually impaired, as well as loan commitments, are included in the collective assessment. The assessment is based on events that have occurred as of the reporting date and include factors such as business cycle trends and the fair value of collateral. The collective allowance is comprised of a base allowance, calculated using counterparty credit ratings, exposure, loss severity and probability of default factors. The collective allowance may also include concentration and market overlays.

For the base allowance, we group our commercial performing loans, loan commitments and loan guarantees by industry of risk and then by secured and unsecured exposures. Sovereign exposures are classified into one portfolio. We assign credit ratings to our commercial and sovereign obligors using a system of twenty credit ratings (AAA to C-) which are consistent with ratings used by our credit risk management policies. For exposures that are secured by collateral or subject to other risk mitigation measures, such as unfunded loan participations and loan default insurance, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs or the amount of risk mitigation as applicable. Based on these exposures, we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories. Default rates are based on an internally developed standard probability of default rate table.

We have a number of significant single name counterparty concentrations as a result of our mandate. A counterparty concentration overlay is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This overlay is applied to counterparties whose exposure exceeds 10% of our equity, determined in accordance with the previous year’s audited financial statements.

We determine the collective allowance using various assumptions based upon current counterparty credit ratings. We also assess the extent to which these ratings do not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

The collective allowances for performing loans and individual allowances for impaired loans are shown as a reduction to assets on the consolidated statement of financial position. Collective and individual allowances for loan commitments and loan guarantees are shown as liabilities on the consolidated statement of financial position.

Foreclosed Assets

Assets that are returned to us1 because of default under loan agreements are classified as held-for-use or held-for-sale according to management’s intention. Those classified as held-for-use are included in equipment available for lease or classified as finance leases. Assets classified as held-for-use are initially recorded at fair value and subsequently recorded at cost less accumulated depreciation and impairment losses. Those classified as held-for-sale include aircraft or component parts held-for-sale and are recorded initially at fair value less costs to sell. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses.

Investments at Fair Value Through Profit or Loss

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized and unrealized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing related expenses.

Equipment Available for Lease

Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While we do not in the ordinary course of business act as a lessor, from time to time we may engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses.

Equipment available for lease is accounted for using the cost model and is stated at cost less accumulated depreciation and impairment losses. Upon initial recognition of the asset, engines are treated as a separate component and are depreciated on a straight-line basis over their remaining useful life net of their residual value. The remaining components of the aircraft are grouped together and depreciation is calculated on a straight-line basis over the remaining useful life of the aircraft after consideration of any residual value. Residual values of the aircraft and engines are reviewed on an annual basis. The costs of subsequent major overhauls are capitalized and amortized over the period to the next overhaul, from one to three years.

Depreciation as well as insurance and other costs related to the equipment available for lease are included in leasing and financing related expenses. Lease set-up costs are capitalized as part of the carrying value of the aircraft and amortized over a period equaling the term of the specific lease. Operating lease revenue is recognized on a straight-line basis over the terms of the underlying leases.

(1)	All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

EDC Annual Report 2014 93

CONSOLIDATED FINANCIAL STATEMENTS

An impairment loss is identified when the carrying value of the aircraft exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. Fair value is determined by considering market data and other information available to us. The value in use is the present value of the cash flows expected to result from the aircraft’s use and eventual disposition. Current lease rentals, market information on projected future rentals and fair values, as well as probability of default, form the basis of this calculation.

A review for impairment of equipment available for lease is performed quarterly. When events or changes in circumstances indicate that there may be an impairment loss or that a previously recorded impairment loss may no longer exist or may have increased or decreased, the recoverable amount of the asset is estimated.

The amount of the impairment loss recognized is calculated as the difference between the carrying amount of the asset and its recoverable amount. When there is a reversal of impairment loss, the carrying amount of the aircraft is increased to the lower of the recoverable amount and the carrying amount that the aircraft would have had if the previous impairment loss had not been recognized. In both cases, the adjustment to the carrying value of the aircraft is recorded in other (income) expenses.

Finance Leases

EDC applies IAS 17 – Leases in accounting for finance leases, both where EDC is the lessor or the lessee. A finance lease is a lease which transfers substantially all the risks and rewards of the leased assets on the lessee.

Lessor

EDC is the lessor on aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed under long-term finance leases. The leased asset is not held on the consolidated statement of financial position; instead, a net investment in aircraft under finance lease is recognized, representing the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based on independent appraisals and are reviewed periodically. An allowance for impairment is calculated consistent with the methodology used for our secured loan portfolio which is described on page 92.

Finance lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.

Lessee

EDC is the lessee on the finance lease of our head office building. The building has been recorded on our consolidated statement of financial position at its estimated fair value at the inception of the lease. A finance lease obligation is recognized, representing the minimum lease payments payable under the lease. Lease payments are allocated between finance charges and repayment of the obligation under finance lease to achieve a constant rate of interest on the remaining balance of the obligation. The leased building is being depreciated over the most likely lease term of 25 years. The estimated lease period is reviewed periodically.

Finance charges and depreciation expense on the building are recorded as occupancy costs within administrative expenses in the consolidated statement of comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

Intangible Assets

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of amortization for internally developed software and computer software is five years. Amortization is recorded in administrative expenses.

Insurance Premiums

Insurance contracts are those contracts where we have accepted significant insurance risk from the policyholders by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

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Recoverable Insurance Claims

Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered. Any subsequent net gain or loss on recovery is credited or charged to claims-related expenses in the period in which it becomes known. Recoverable insurance claims are reviewed on a quarterly basis.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (severity of loss, loss development, frequency of claim and discount rates used) relevant to our insurance programs. The liability is comprised of pending claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Pending claims are determined on a case by case basis based on management’s best estimate. It includes amounts for both formally reported and potential claims. The latter are situations where the Corporation has knowledge of a probable loss but where no formal claim has yet been filed. Expected recoveries are also taken into account.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Any adjustments to the liability are reflected in claims-related expenses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our consolidated statement of financial position include both the deferred premiums and the allowance for claims on insurance.

Reinsurance

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

Deferred Revenue

Deferred loan revenue, which consists of exposure, administration and other upfront loan fees, is included in loans receivable and amortized as a yield increment over the term of the related loan. Guarantee fee revenue and insurance premium revenue are recognized as deferred revenue and are amortized over the term of the related guarantee or insurance policy.

Derivative Instruments

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we currently use include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps.

We use derivatives to manage interest rate risk, foreign exchange risk and credit risk. We also hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our operations largely denominated in U.S. dollars. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Risk Management Office and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the consolidated statement of financial position upon the trade date and are removed from the consolidated statement of financial position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the consolidated statement of cash flows because these swaps are used to manage our funding. We issue debt in various currencies to optimize our cost of funding. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

EDC Annual Report 2014 95

CONSOLIDATED FINANCIAL STATEMENTS

Loans Payable

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our long-term debt and commercial paper is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost using the effective interest rate method with interest recorded in interest expense.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

Any fair value gains or losses on initial recognition of our debt or derivatives at Level 3 on the fair value hierarchy are deferred and amortized over the life of the instruments.

Accounts Payable and Other Credits

Accounts payable and other credits are carried at amortized cost.

Translation of Foreign Currency

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, the functional and presentation currency of the Corporation, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

Retirement Benefit Obligations

We maintain a defined benefit pension plan, a defined contribution plan, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. The defined benefit plan is only available for employees hired prior to January 1, 2012.

The accrued benefit obligations are actuarially determined using the projected unit credit method; which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors.

Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.

The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Re-measurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains or losses are recognized in other comprehensive income and are closed to retained earnings.

Early Adoption of IFRS

IFRS 9 – Financial Instruments

EDC early adopted IFRS 9 (2010) – Financial Instruments upon transition to IFRS in 2011. The IASB deferred the mandatory effective date pending the finalization of the impairment and classification and measurement requirements; however, early application of IFRS 9 was permitted.

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3. Restatement of Consolidated Statement of Cash Flows

We restated the 2013 cash flow lines in relation to derivative instruments to more accurately reflect the cash inflows and outflows from foreign exchange related derivatives to present unrealized gains and losses in the operating section.

The change for the year ended December 31, 2013 is summarized in the following table:

(in millions of Canadian dollars)	Previously reported	Adjustments	Restated balance
Cash Flows from (used in) Operating Activities
Adjustments to determine net cash from (used in) operating activities
Realized losses	–	23	23
Changes in operating assets and liabilities
Change in derivative instruments receivable	358	(358)	–
Change in derivative instruments payable	(744)	744	–
Change in derivative instruments	–	193	193
Net cash from (used in) operating activities	(386)	602	216
Cash Flows from (used in) Financing Activities
Change in derivative instruments receivable	310	(310)	–
Change in derivative instruments payable	269	(269)	–
Disbursements from sale/maturity of derivative instruments	–	(24)	(24)
Receipts from sale/maturity of derivative instruments	–	1	1
Net cash from (used in) financing activities	579	(602)	(23)
Net increase in cash	$193	$–	$193

4. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss or at amortized cost.

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
Issued or guaranteed by:	At fair value through profit or loss	At amortized cost	(1)	Total	At fair value through profit or loss	At amortized cost	(1)	Total
U.S. government	3,812	65		3,877	2,596	60		2,656
Financial institutions	2,059	–		2,059	839	–		839
Other government	501	–		501	326	–		326
Canadian government(2)	19	20		39	98	20		118
Total marketable securities	$6,391	$85		$6,476	$3,859	$80		$3,939

(1)	Represent securities held by our subsidiary Exinvest Inc.
(2)	Canadian government includes federal and provincial governments and Crown corporations.

EDC Annual Report 2014 97

CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a breakdown of our marketable securities and related derivatives by remaining term to maturity:

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total
At fair value through profit or loss
Short-term instruments	3,372	–	–	3,372	1,745	–	–	1,745
Long-term fixed rate securities	36	1,374	1,609	3,019	79	917	1,118	2,114
Total at fair value through profit or loss	3,408	1,374	1,609	6,391	1,824	917	1,118	3,859
At amortized cost
Long-term fixed rate securities	20	21	44	85	20	39	21	80
Total marketable securities before derivatives	3,428	1,395	1,653	6,476	1,844	956	1,139	3,939
Derivative instruments	9	–	–	9	–	–	–	–
Total marketable securities including derivatives	$3,437	$1,395	$1,653	$6,485	$1,844	$956	$1,139	$3,939

5. Loans Receivable

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and CDOR for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2014					Dec. 31, 2013
	Floating $	Spread %	Fixed $	Yield to maturity %	Total $	Floating $	Spread %	Fixed $	Yield to maturity %	Total $
Performing:
Past due	5	5.68	7	3.49	12	7	5.21	2	6.21	9
2014	–	–	–	–	–	3,788	2.01	1,146	5.20	4,934
2015	5,398	2.15	1,168	4.95	6,566	4,170	2.34	1,070	5.29	5,240
2016	4,746	1.76	1,092	4.95	5,838	5,001	1.87	989	5.23	5,990
2017	4,686	1.84	1,261	4.62	5,947	4,447	2.00	1,130	4.84	5,577
2018	4,288	2.08	1,676	3.95	5,964	3,228	2.34	1,148	4.46	4,376
2019	5,627	1.97	1,209	4.50	6,836	2,197	2.28	881	4.84	3,078
2020 – 2024	5,378	2.06	2,819	4.33	8,197	3,717	2.10	2,172	4.33	5,889
2025 and beyond	1,630	2.47	141	4.48	1,771	765	2.59	92	4.63	857
Performing gross loans receivable	31,758	2.08	9,373	4.36	41,131	27,320	2.18	8,630	4.59	35,950
Impaired (Note 6)	409	2.46	251	4.02	660	398	2.63	201	4.35	599
Gross loans receivable	$32,167		$9,624		$41,791	$27,718		$8,831		$36,549
Accrued interest and fees receivable					163					154
Deferred loan revenue and other credits					(368)					(346)
Loans receivable					$41,586					$36,357

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At the end of 2014, the floating rate performing gross loans receivable yield was 2.42% (2013 – 2.57%) with an average term to reset of 98 days (2013 – 112 days).

Sovereign loans represented 3% of total performing gross loans receivable, consistent with 2013.

We had country risk concentrations as outlined below:

(in millions of
Canadian dollars)	Dec. 31, 2014		Dec. 31, 2013
Country	Performing gross loans receivable	%	Performing gross loans receivable	%
United States	9,357	23	8,023	22
Canada	4,446	11	4,142	12
Brazil	3,717	9	2,700	8
Mexico	2,771	7	2,248	6
Australia	2,366	6	2,047	6
Chile	2,018	5	1,247	3
United Kingdom	1,433	3	2,238	6
India	1,339	3	1,471	4
Saudi Arabia	1,180	3	731	2
China	877	2	536	2
Other	11,627	28	10,567	29
Total	$41,131	100	$35,950	100

Our most significant single counterparty gross loans receivable at the end of 2014 were with three airlines totalling $3,681 million (2013 – $3,103 million) located in the United States, two oil and gas entities totalling $2,930 million located in Mexico and Brazil (2013 – $2,404 million), $2,822 million with two extractive entities located in Brazil and Chile (2013 – $985 million) and two telecommunication companies located in the United States for $1,801 million (2013 – nil). All of these loans were performing.

We sold $796 million in loans to various counterparties in 2014 (2013 – $160 million). We recovered $665 million and the remaining $131 million was written off (2013 – $124 million recovered and $36 million written off). The loans sold included nine performing loans totalling $587 million (2013 – four performing loans totalling $88 million). The performing loans were sold without recourse and the sales resulted in a net gain of $6 million (2013 – $2 million loss).

The breakdown of our gross loans receivable by credit grade was as follows:

(in millions of Canadian dollars)	Dec. 31, 2014		Dec. 31, 2013
	$	% of total	$	% of total
Investment grade*	22,689	54	19,413	53
Below investment grade	18,442	44	16,537	45
Individually impaired loans (Note 6 )	660	2	599	2
Total gross loans receivable	$41,791	100	$36,549	100

* Investment grade exposure represents obligors with credit ratings of BBB- and above.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

At the end of 2014, 28% of our loans were collateralized mainly by aircraft and rolling stock (2013 – 29%). EDC did not repossess any assets during the year.

Our concentrations of risk are managed by obligor, country and industry sector. The maximum gross loans receivable exposure to any one obligor at the end of 2014 was $1,581 million (2013 – $1,647 million). After consideration of collateral, unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,283 million (2013 – $1,435 million).

EDC Annual Report 2014 99

CONSOLIDATED FINANCIAL STATEMENTS

A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date. The breakdown of our gross loans receivable that are past due but not impaired was as follows:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Less than 30 days	11	7
30 to 180 days	1	2
Total	$12	$9
The following reflects the movement in gross loans receivable during the year:
(in millions of Canadian dollars)	2014	2013
Balance at beginning of year	36,549	30,336
Disbursements	15,186	14,100
Principal repayments	(12,187)	(9,808)
Principal recoveries from loan asset sales	(665)	(124)
Financing on sale of assets held-for-sale*	126	–
Loans written off	(165)	(62)
Foreign exchange translation	2,899	2,098
Capitalized interest	48	9
Balance at end of year	$41,791	$36,549
* Refer to Note 9. 6. Individually Impaired Gross Loans Receivable The following table shows the carrying amount of loans specifically identified as impaired:
(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Gross loans receivable
Sovereign	104	81
Commercial	556	518
	660	599
Less: Deferred loan revenue and other credits	36	15
Individual allowance	351	345
Carrying amount of individually impaired loans	$273	$239
The following reflects the movement in individually impaired gross loans receivable during the year:
(in millions of Canadian dollars)	2014	2013
Balance at beginning of year	599	1,160
Loans classified as impaired	490	285
Capitalized interest*	24	–
Disbursements on loan guarantees called	19	20
Loans reinstated to performing	(251)	(760)
Loans written off	(158)	(60)
Principal recoveries from loan asset sales	(84)	(38)
Principal repayments	(19)	(61)
Foreign exchange translation	40	51
Other	–	2
Balance at end of year	$660	$599
* The loan terms for one obligor were re-negotiated and $24 million in interest was capitalized.

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During the year, impaired loans to 37 commercial borrowers totalling $158 million of principal (2013 – 34 commercial borrowers totalling $60 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. For the five years ended December 2014, cumulative write-offs of impaired loans totalled $767 million, of which 82% occurred in the past three years.

In 2014 we had $251 million of loans return to performing status (2013 – $760 million); the most significant loans were for two obligors totalling $249 million.

We sold $209 million in impaired loans to various counterparties in 2014 (2013 – $72 million). We recovered $84 million and the remaining $125 million was written off.

Interest income recognized on impaired loans was $2 million in 2014 (2013 – $30 million).

At the end of 2014, impaired loans totalling $300 million (2013 – $222 million) were secured by assets consisting of aircraft with an estimated fair value of $223 million (2013 – $179 million).

7.	Allowance for Losses on Loans, Loan Commitments and Loan Guarantees

The composition of the allowance for losses on loans, loan commitments and loan guarantees was as follows:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Base allowance

Investment grade exposure	104	90

Non-investment grade exposure	804	864
Total base allowance	908	954
Counterparty concentration

Investment grade exposure	6	4

Non-investment grade exposure	31	71
Total counterparty concentration	37	75
Total collective allowance*	945	1,029

Allowance for individually impaired loans, loan commitments and loan guarantees	363	379
Total allowance for losses on loans, loan commitments and loan guarantees	$1,308	$1,408

* Includes allowance on finance leases of $2 million (2013 – $10 million).

The following table provides a breakdown of our allowance for losses on loans, loan commitments and loan guarantees by commercial and sovereign risk:

(in millions of Canadian dollars)	Dec. 31, 2014			Dec. 31, 2013
	Collective	Individual	Total	Collective	Individual	Total
Commercial	797	306	1,103	931	325	1,256

Sovereign	148	57	205	98	54	152
Total allowance	$945	$363	$1,308	$1,029	$379	$1,408

EDC Annual Report 2014 101

CONSOLIDATED FINANCIAL STATEMENTS

During the year, changes to the allowance for losses on loans, loan commitments and loan guarantees were as follows:

(in millions of Canadian dollars)	2014			2013
	Collective	Individual	Total	Collective	Individual	Total
Allowance for losses on loans

Balance at beginning of year	901	345	1,246	884	298	1,182

Provision for (reversal of) losses on loans	(149)	134	(15)	(39)	82	43

Write–offs	–	(152)	(152)	–	(58)	(58)

Recovery of amounts written-off in prior years	–	7	7	–	1	1

Foreign exchange translation	60	17	77	56	22	78
Total	812	351	1,163	901	345	1,246
Allowance for losses on loan commitments

Balance at beginning of year	42	5	47	55	3	58

Provision for (reversal of) losses on loan commitments	(1)	(5)	(6)	(16)	2	(14)

Foreign exchange translation	3	–	3	3	–	3
Total	44	–	44	42	5	47
Allowance for losses on loan guarantees*

Balance at beginning of year	86	29	115	97	13	110

Provision for (reversal of) losses on loan guarantees	–	(18)	(18)	(14)	15	1

Foreign exchange translation	3	1	4	3	1	4
Total	89	12	101	86	29	115
Total allowance for losses on loans, loan commitments and loan guarantees	$945	$363	$1,308	$1,029	$379	$1,408

* Included in the liability for loan guarantees.

In 2014, we introduced transaction-specific loss given default (LGD) ratings for commercial transactions that are not with financial institutions or project finance related. Previously, the LGD for these transactions was determined on a portfolio basis. The development of transaction specific LGD approaches for sovereign and government related entities, as well as for project finance transactions, is underway. The difference between using our transaction specific LGD and the former methodology was a $7 million reduction in the allowance and represents a change in accounting estimate. This change in estimate also impacted provision expense reported in Note 36. The impact on future periods has not been determined as it is impracticable to estimate.

The provision for individually impaired loans, loan commitments and loan guarantees for 2014 of $111 million

(2013 – $99 million) includes:

›	a charge of $239 million (2013 – $194 million) as a result of new impairments and increases to allowances on existing impaired obligors; and

›	reversals of $128 million (2013 – $95 million) due to changes in the estimated future cash flows or recoveries anticipated from existing impaired obligors as well as obligors reclassified to performing status.

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8. Investments at Fair Value Through Profit or Loss

(in millions of Canadian dollars)	Dec. 31, 2014		Dec. 31, 2013
	Cost	Fair value	Cost	Fair value
Direct investments

Loans and debt securities	8	8	7	8

Equity interests	72	63	74	62
	80	71	81	70

Fund investments	615	618	496	467
Total investments	$695	$689	$577	$537

Investments revenue was $6 million in 2014 (2013 – $8 million). There were unrealized gains of $35 million resulting from the change in fair value of investments in 2014 (2013 – losses of $8 million). In 2014, we realized gains of $11 million from fund activities (2013 – $12 million) and gains of $4 million from direct activities (2013 – nil).

9. Equipment Available for Lease and Assets Held-for-Sale

Equipment Available for Lease

Equipment available for lease consists of aircraft and component parts that were returned to us because of default under the related obligors’ loan agreements.

(in millions of Canadian dollars)	2014				2013
	Aircraft	Engines	Major overhaul costs	Total	Aircraft	Engines	Major overhaul costs	Total
Cost:

Balance at beginning of year	438	181	16	635	438	181	16	635

Additions	–	–	–	–	–	–	–	–

Reclassification to held-for-sale	(438)	(181)	(16)	(635)	–	–	–	–
Balance at end of year	–	–	–	–	438	181	16	635
Accumulated depreciation and impairment:

Balance at beginning of year	(83)	(46)	(14)	(143)	(59)	(40)	(11)	(110)

Depreciation expense	(18)	(2)	(1)	(21)	(24)	(6)	(3)	(33)

Reclassification to held-for-sale	101	48	15	164	–	–	–	–
Balance at end of year	–	–	–	–	(83)	(46)	(14)	(143)
Carrying amount	–	–	–	–	355	135	2	492

Lease setup costs	–	–	–	–	–	–	–	1
Total equipment available for lease				$–				$493
Number of aircraft*				–				54

* In addition to the 54 aircraft, there were also two spare engines in this portfolio in 2013.

EDC Annual Report 2014 103

CONSOLIDATED FINANCIAL STATEMENTS

In 2014, 18 CRJ200 aircraft valued at $34 million, 8 CRJ900 aircraft valued at $89 million and 28 Q400 aircraft and two engines valued at $348 million were reclassified to the held-for-sale portfolio, while in 2013, no aircraft were reclassified out of this portfolio.

On a quarterly basis and upon reclassification to the held-for-sale portfolio, we assess whether there is any indication of impairment of our aircraft given current market conditions such as recent aircraft sales, leasing rates and other market conditions. At the time of reclassification of the 18 CRJ200 aircraft, an impairment loss of $0.3 million was recorded. No impairment loss was recorded on the other aircraft.

During 2014 and 2013, no aircraft were returned to us as a result of loan foreclosures.

The following table illustrates the carrying amount by aircraft type and summarizes the leasing arrangements within the equipment available for lease portfolio:

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Number of aircraft in portfolio	Carrying amount	Number of aircraft on operating lease	Current lease term range	Number of aircraft in portfolio	Carrying amount	Number of aircraft on operating lease	Current lease term range
Aircraft type

CRJ200 Regional Jets	–	–	–	–	18	35	18	10 to 46 months

CRJ900 Regional Jets	–	–	–	–	8	90	8	86 to 89 months

Dash 8 – Q400*	–	–	–	–	28	368	27	79 to 91 months
Total portfolio	–	$–	–	–	54	$493	53

* In addition to the 54 aircraft, there were two Dash 8 – Q400 spare engines available for lease in 2013.

Operating lease revenue for the year was $50 million (2013 – $55 million). At the end of 2014, there were no aircraft in the leasing portfolio (2013 – 53 aircraft on lease and 1 idle Dash 8 – Q400 aircraft).

The following table presents minimum future lease payments receivable:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
2014	–	70
2015	–	67
2016	–	62
2017	–	60
2018	–	58
2019	–	58
2020 and beyond	–	64
Total	$–	$439

Assets Held-for-Sale

As previously noted, 18 CRJ200, 8 CRJ900 and 28 Q400 aircraft and two engines were reclassified to the held-for-sale portfolio during 2014. In 2014, all 8 CRJ900s and 10 of the 18 CRJ200s were sold resulting in gains of $52 million, the impact of which is included in other (income) expenses. The sale of the remaining 8 CRJ200s, 28 Q400s and two engines is anticipated to occur in 2015. These aircraft and engines are carried at $364 million in our held-for-sale portfolio. Lease payments totalling $5 million relating to the unsold 8 CRJ200s, which were received after the economic sale date of January 31, 2014, are being held as a deposit for the sale and will be applied as a payment as per the sales agreement.

In 2014, we also realized a gain of $1 million relating to the sale of previously written off part out assets. In 2013, we reassessed the value of 6 aircraft and two engines that were available for part-out. As a result, the carrying value was written down from $9 million to nil and the resulting impairment loss was recorded in other expenses in 2013.

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10. Net Investment in Aircraft under Finance Leases

The following table presents the reconciliation between our gross investment in aircraft under finance leases and the present value of the minimum lease payments receivable:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Total minimum lease payments receivable	36	51

Estimated residual values of leased aircraft	39	36
Gross investment in finance leases	75	87

Unearned income	(7)	(12)

Finance lease interest receivable	–	1
Net investment in finance leases	68	76

Present value of estimated residual values	(34)	(29)
Present value of minimum lease payments receivable	$34	$47
Allowance for losses*	$2	$10

* Included within the allowance for losses on loans, refer to Note 7.

The following table presents minimum lease payments receivable, estimated residual values, gross investment in finance leases, as well as the present value of minimum lease payments receivable:

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Minimum lease payments receivable	Estimated residual values	Gross investment in finance leases	Present value of minimum lease payments receivable	Minimum lease payments receivable	Estimated residual values	Gross investment in finance leases	Present value of minimum lease payments receivable
2014	–	–	–	–	19	–	19	18

2015	19	–	19	18	17	–	17	16

2016	14	24	38	14	13	22	35	11

2017	3	15	18	2	2	14	16	2
Total	$36	$39	$75	$34	$51	$36	$87	$47

Finance lease revenue for the year was $5 million (2013 – $6 million). At the end of 2014, 13 aircraft were subject to finance leases with one airline, consistent with 2013. The remaining lease terms range from 16 to 35 months.

11. Recoverable Insurance Claims

During the year, changes to recoverable insurance claims were as follows:

(in millions of Canadian dollars)	2014	2013
Balance at beginning of year	96	200

Claims paid	62	56

Claims paid – reinsured policies	10	5

Claims recovered	(12)	(10)

Claims recovered – reinsured policies	(1)	–

Change in recoverable portion of cumulative claims paid	(125)	(156)

Foreign exchange translation	3	1
Balance at end of year	$33	$96

EDC Annual Report 2014 105

CONSOLIDATED FINANCIAL STATEMENTS

Of the $72 million in claim payments made during 2014 (2013 – $61 million), 65% were related to the credit insurance program (2013 – 53%). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)	Dec. 31, 2014		Dec. 31, 2013
	Claims paid	Claims recovered*	Claims paid	Claims recovered*
North America and Caribbean	47	7	22	5

Europe	11	2	8	3

South and Central America	7	1	2	–

Asia and Pacific	4	1	4	–

Middle East and Africa	3	2	25	2
Total	$72	$13	$61	$10

* Represents recoveries on claims paid in the current and prior years.

12. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013

Trade date receivable	55	–

Restructuring payments receivable	49	49

Insurance premiums receivable/prepaid reinsurance	13	16

Guarantee fees receivable	12	9

Prepaid expenses	6	5

Other	21	12
Total other assets	$156	$91

Trade date receivable was composed of funds receivable on debt issued but not yet settled.

Restructuring payments receivable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The receivable relates to a payable as shown in Note 16.

13. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)	2014				2013
	Computer hardware	Furniture and equipment	Leasehold improvements	Total	Computer hardware	Furniture and equipment	Leasehold improvements	Total
Cost:

Balance at beginning of year	28	17	51	96	24	17	51	92

Additions	6	–	–	6	4	–	–	4

Disposals	(7)	–	–	(7)	–	–	–	–
Balance at end of year	27	17	51	95	28	17	51	96
Accumulated depreciation:

Balance at beginning of year	(21)	(9)	(7)	(37)	(15)	(6)	(5)	(26)

Depreciation expense	(5)	(3)	(1)	(9)	(6)	(3)	(2)	(11)

Disposals	7	–	–	7	–	–	–	–
Balance at end of year	(19)	(12)	(8)	(39)	(21)	(9)	(7)	(37)
Carrying amount	$8	$5	$43	$56	$7	$8	$44	$59

Future contractual commitments related to property, plant and equipment at the end of 2014 were $2 million (2013 – $1 million).

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14. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)	2014			2013
	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total
Cost:

Balance at beginning of year	100	92	192	84	94	178

Additions	17	9	26	16	4	20

Disposals	–	(14)	(14)	–	(6)	(6)
Balance at end of year	117	87	204	100	92	192
Accumulated amortization:

Balance at beginning of year	(76)	(72)	(148)	(72)	(68)	(140)

Amortization expense	(4)	(10)	(14)	(4)	(10)	(14)

Disposals	–	14	14	–	6	6
Balance at end of year	(80)	(68)	(148)	(76)	(72)	(148)
Carrying amount	$37	$19	$56	$24	$20	$44

Future contractual commitments related to intangible assets at the end of 2014 were $9 million (2013 – $10 million).

15. Building under Finance Lease

Our head office building is held under a finance lease for 20 years with the option of two further terms of 5 years each. Future minimum lease payments under the obligation under finance lease as well as the present value of the minimum lease payments based on the expected 25 year lease term are as follows:

(in millions of Canadian dollars)	Dec. 31, 2014		Dec. 31, 2013
	Minimum payments	Present value of minimum lease payments	Minimum payments	Present value of minimum lease payments
2014	–	–	11	11

2015	11	11	11	10

2016	11	10	11	10

2017	11	10	11	9

2018	11	9	11	9

2019	11	9	11	9

2020 and beyond	211	117	211	112
Total	266	166	277	170

Less: future finance charges	(100)	–	(107)	–
Present value of minimum lease payments	$166	$166	$170	$170

During the year, changes to the building under finance lease were as follows:

(in millions of Canadian dollars)	2014	2013
Cost	177	177
Accumulated depreciation:

Balance at beginning of year	(15)	(8)

Depreciation expense	(7)	(7)
Balance at end of year	(22)	(15)
Carrying amount	$155	$162

EDC Annual Report 2014 107

CONSOLIDATED FINANCIAL STATEMENTS

16. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Restructuring payments payable	47	48

Employee benefit accruals	33	27

Trade payables and accruals	19	13

Aircraft maintenance reserve	13	19

Canada Account payable	7	24

Aircraft lease security deposit	6	3

Other payables and other credits	9	10
Total accounts payable and other credits	$134	$144

Restructuring payments payable relates to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The payable relates to a receivable as shown in Note 12.

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund.

Aircraft maintenance reserve represents payments received from lessees for our leased aircraft that are reserved for major repairs and overhauls of the aircraft.

Aircraft lease security deposits are received from lessees for our leased aircraft and are held over the life of the lease term.

17. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in Canadian dollars, U.S. dollars and other currencies. We use foreign exchange swaps as well as cross currency interest rate swaps to convert Canadian dollar and foreign currency denominated notes primarily to U.S. dollars. Interest rate swaps are principally used to convert our debt to floating rates, primarily related to LIBOR. We use derivatives to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds an AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

Loans Payable

Loans payable (excluding derivatives) were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2014			Dec. 31, 2013
	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total
Short-term payables	8,233	–	8,233	5,910	–	5,910
Long-term payables

due within current year	11,278	116	11,394	7,156	1,063	8,219

over one year	13,105	5,309	18,414	16,042	1,085	17,127
Total long-term payables	24,383	5,425	29,808	23,198	2,148	25,346

Accrued interest and other	–	(3)	(3)	–	3	3
Total loans payable	$32,616	$5,422	$38,038	$29,108	$2,151	$31,259

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $32,228 million (2013 – $28,827 million), $388 million less than the December 2014 fair value (2013 – $281 million).

In 2014, there were unrealized foreign exchange translation losses of $339 million (2013 – $89 million) on our loans payable designated at amortized cost.

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Structured Notes

We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components.

Structured notes outstanding, included in loans payable, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Callable/extendible	1,125	370
Zero coupon	292	241
Inverse floating rate note	46	39
Dual currency	5	5
Capped floating rate note	–	78
Float to fixed	–	22
Total	$1,468	$755

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. We have, in substance, created floating rate debt by issuing bonds and entering into swap contracts whereby we receive interest matching the interest on the bond, leaving us with a net floating rate interest payable. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 18.

18. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/ receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

Credit default swaps – transactions between two counterparties that allow credit risks of a third-party reference entity or entities to be traded and managed. The buyer of credit protection pays a periodic fee to the protection seller over a specified term in return for compensation should a credit event (such as default or failure to pay) occur with the reference entity.

To diversify and reduce credit risk within our loan portfolio, we enter into credit default swap transactions that provide us with protection against credit risk. At the end of 2014, we held credit default swap protection against two single-name entities, consistent with 2013.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in the Risk Management Office and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex (CSA) with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

EDC Annual Report 2014 109

CONSOLIDATED FINANCIAL STATEMENTS

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day are netted into a single payment by currency. ISDA agreements do not meet the criteria for offsetting in the consolidated statement of financial position because the right to offset all outstanding derivatives is only enforceable upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian and at the end of 2014 totalled $68 million (2013 – $177 million) and consists of AAA rated government issued securities. At the end of 2014, the amount of collateral pledged by counterparties exceeded our exposure with them by $4 million (2013 – $29 million). This is mainly the result of fluctuations in derivative values between collateral adjustment dates.

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. We held derivatives with four counterparties, consistent with 2013, who have a rating below this requirement, with a positive fair value of $6 million for two counterparties and a negative fair value of $41 million for the remaining two counterparties (2013 – positive fair value of $12 million for two counterparties and a negative fair value of $10 million for two counterparties). These exceptions have been approved by the Board of Directors. We do not anticipate any significant non-performance by these counterparties.

In 2014, we reviewed our contracts for embedded derivatives and determined they did not significantly modify the cash flows that otherwise would be required by the contract and consequently they need not to be presented separately in the consolidated statement of financial position.

Notional amounts are not recorded as assets or liabilities on our consolidated statement of financial position as they represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Remaining term to maturity				Remaining term to maturity
	Under 1	1 to 3	Over 3		Under 1	1 to 3	Over 3
	year	years	years	Total	year	years	years	Total
Interest rate swaps	7,153	4,138	2,767	14,058	5,064	6,595	2,960	14,619
Cross currency interest rate swaps	3,049	5,674	6,163	14,886	2,599	5,889	5,236	13,724
Foreign exchange swaps	2,744	–	–	2,744	2,654	–	–	2,654
Credit default swaps – protection purchased	308	–	–	308	–	282	–	282
Foreign exchange forwards	–	–	–	–	288	–	–	288
Total derivative instruments	$13,254	$9,812	$8,930	$31,996	$10,605	$12,766	$8,196	$31,567

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)	Dec. 31, 2014			Dec. 31, 2013
	Positive	Negative	Total	Positive	Negative	Total
Cross currency interest rate swaps	170	1,339	(1,169)	508	526	(18)

Interest rate swaps	141	21	120	165	44	121

Foreign exchange swaps	60	7	53	14	33	(19)

Credit default swaps – protection purchased	–	10	(10)	1	22	(21)

Foreign exchange forwards	–	–	–	–	1	(1)
Total derivative instruments	371	1,377	(1,006)	688	626	62

Impact of netting agreements	(188)	(188)	–	(357)	(357)	–
Total	$183	$1,189	$(1,006)	$331	$269	$62

Applicable collateral			(64)			(148)
Net amount			$(1,070)			$(86)

The change in the fair value of the derivatives recognized in net income in 2014 amounted to a gain of $21 million (2013 – loss of $299 million).

110      Reaching For Our Export Potential

19. Debt Instrument Maturities

We often combine debt instruments with derivative instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2014	–	–	–	–	4,457	(3,394)	1,063	3.19

2015	6,737	(6,621)	116	0.28	5,371	(5,371)	–	–

2016	4,912	(3,437)	1,475	0.82	4,268	(3,183)	1,085	0.88

2017	5,106	(3,595)	1,511	1.04	2,729	(2,729)	–	–

2018	3,740	(3,740)	–	–	2,300	(2,300)	–	–

2019	3,629	(1,306)	2,323	1.79	–	–	–	–

2020 to 2024	57	(57)	–	–	57	(57)	–	–

2025 and beyond	217	(217)	–	–	199	(199)	–	–
Subtotal	24,398	(18,973)	5,425	1.48	19,381	(17,233)	2,148	1.09

Floating rate issues

2014	–	–	–		9,627	3,297	12,924

2015	12,801	6,659	19,460		1,818	5,329	7,147

2016	407	3,603	4,010		–	3,158	3,158

2017	–	3,731	3,731		–	2,778	2,778

2018	–	3,960	3,960		–	2,366	2,366

2019	–	1,390	1,390		–	–	–

2020 to 2024	46	73	119		149	67	216

2025 and beyond	–	217	217		–	199	199
Subtotal	13,254	19,633	32,887	0.25	11,594	17,194	28,788	0.27
Total	$37,652	$660	$38,312		$30,975	$(39)	$30,936

* Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2014, the contractual cash flows, including principal and interest, related to our debt portfolio were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014					Dec. 31, 2013
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Debt	19,648	10,797	8,094	1,206	39,745	14,162	11,913	5,529	1,229	32,833

Swap contracts

Receivable	(6,734)	(7,356)	(5,574)	(1,160)	(20,824)	(3,448)	(8,982)	(5,529)	(1,072)	(19,031)

Payable	6,669	7,343	5,357	290	19,659	3,298	8,497	5,153	257	17,205
Total	$19,583	$10,784	$7,877	$336	$38,580	$14,012	$11,428	$5,153	$414	$31,007

Credit exposure and other details of derivative instruments are included as part of Note 18.

EDC Annual Report 2014 111

CONSOLIDATED FINANCIAL STATEMENTS

20. Premium and Claims Liabilities

The premium and claims liabilities broken down by program were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014			Dec. 31, 2013
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities
Credit insurance*	126	–	126	140	(7)	133

Contract insurance and bonding	82	(2)	80	72	(1)	71

Political risk insurance	410	(86)	324	394	(85)	309
Total	$618	$(88)	$530	$606	$(93)	$513

* Includes financial institutions insurance.

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Deferred insurance premiums	96	96
Allowance for claims on insurance	522	510
Total premium and claims liabilities	618	606
Reinsurers’ share of allowance for claims on insurance	(73)	(80)
Prepaid reinsurance	(15)	(13)
Reinsurers’ share of premium and claims liabilities	(88)	(93)
Net premium and claims liabilities	$530	$513

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)	Dec. 31, 2014			Dec. 31, 2013
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities
Balance at beginning of year	606	(93)	513	583	(90)	493

Change in portfolio make-up and risk ratings	41	34	75	(41)	9	(32)

Update of actuarial assumptions	(62)	(22)	(84)	32	(5)	27

Foreign exchange translation	33	(7)	26	32	(7)	25
Balance at end of year	$618	$(88)	$530	$606	$(93)	$513

In 2014, we implemented new frequency assumptions used in the calculation of the net allowance for claims on our political risk insurance portfolio. The difference between using the new assumptions and the former assumptions is a change in accounting estimate and resulted in a $79 million reduction in the allowance. This change in estimate also impacted claims-related expenses reported in Note 37. The impact on future periods has not yet been determined as it is impracticable to estimate.

112      Reaching For Our Export Potential

21. Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $16,593 million (2013 – $14,885 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of U.S. dollar LIBOR.

(in millions of Canadian dollars)	Dec. 31, 2014					Dec. 31, 2013
	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $
Commercial	442	3.63	16,151	1.37	16,593	205	3.32	14,512	1.58	14,717

Sovereign	–	–	–	–	–	48	5.93	120	2.13	168
Total	$442	3.63	$16,151	1.37	$16,593	$253	3.81	$14,632	1.58	$14,885

We also have loan commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $3,639 million (2013 – $4,485 million) and loan guarantees of $43 million (2013 – $14 million) as well as unallocated confirmed lines of credit of $122 million (2013 – $157 million).

The third type of financing commitments relates to investments and totals $672 million (2013 – $541 million), which represents commitments to investment funds and direct investments. The majority of the commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

22. Contingent Liabilities

Insurance in Force and Loan Guarantees

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total outstanding principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees of the greater of (i) $45 billion and (ii) an amount equal to 10 times the authorized capital of the Corporation. At the end of 2014, the net amount of these contingent liabilities was $24.3 billion (2013 – $24.9 billion).

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Insurance in force:

Credit insurance	8,665	8,407

Financial institutions insurance	3,797	4,545

Contract insurance and bonding	8,379	8,322

Political risk insurance	1,564	1,683

Reinsurance ceded*	(250)	(150)
Insurance in force	22,155	22,807

Loan guarantees	2,108	2,091
Total	$24,263	$24,898

*	Represents treaty reinsurance agreements covering most bonding obligors and the credit insurance portfolio, including most foreign bank exposures.

EDC Annual Report 2014 113

CONSOLIDATED FINANCIAL STATEMENTS

Insurance in Force

Exposure on our insurance in force at the end of 2014 totalled $22,155 million (2013 – $22,807 million). Net premium and claims liabilities related to this exposure on the consolidated statement of financial position was $530 million (2013 – $513 million); refer to Note 20 for further details. For details regarding insurance programs and risks refer to Note 24.

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the buyer. At the end of 2014, loan guarantees with performing obligors were $2,085 million of which $45 million were secured (2013 – $2,045 million in performing guarantees of which $48 million were secured). Loan guarantees with impaired obligors were $23 million for 2014 of which none were secured (2013 – $46 million of which $3 million were secured). Loan guarantees on the consolidated statement of financial position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Deferred guarantee fee revenue	52	50
Allowance for losses on loan guarantees	101	115
Total	$153	$165

Maturity Analysis

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)	Dec. 31, 2014
	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Insurance guarantees	Loan guarantees	Reinsurance ceded *	Total
2015	8,590	3,683	329	36	2,864	1,987	(250)	17,239

2016	75	114	338	346	1,293	65	–	2,231

2017	–	–	137	453	265	–	–	855

2018	–	–	99	89	90	–	–	278

2019	–	–	–	119	69	9	–	197

2020 – 2024	–	–	192	521	379	47	–	1,139

2025 and beyond	–	–	–	–	2,324	–	–	2,324
Total	$8,665	$3,797	$1,095	$1,564	$7,284	$2,108	$(250)	$24,263

*	Represents treaty reinsurance agreements covering most bonding obligors and the credit insurance portfolio, including most foreign bank exposures.

(in millions of Canadian dollars)	Dec. 31, 2013
	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Insurance guarantees	Loan guarantees	Reinsurance ceded *	Total
2014	8,407	4,424	440	104	2,865	1,969	(150)	18,059

2015	–	121	396	45	1,597	6	–	2,165

2016	–	–	172	312	325	33	–	842

2017	–	–	91	534	57	6	–	688

2018	–	–	71	38	9	8	–	126

2019	–	–	–	125	2	21	–	148

2020 – 2024	–	–	170	525	–	48	–	743

2025 and beyond	–	–	–	–	2,127	–	–	2,127
Total	$8,407	$4,545	$1,340	$1,683	$6,982	$2,091	$(150)	$24,898

*	Represents treaty reinsurance agreement covering the credit insurance portfolio and some bonding obligors.

Legal Proceedings

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

114      Reaching For Our Export Potential

23. Reinsurance Agreements

We cede reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. We have treaty reinsurance agreements covering most bonding obligors and the credit insurance portfolio, including most foreign bank exposures. We have facultative reinsurance agreements covering specific credit insurance policies and buyers and some performance security guarantees as well as specific political risk insurance policies. Our risk management group assesses and monitors counterparty risks of the reinsurers; management has determined that no additional allowance is required for this ceded exposure.

We have assumed export risks for a number of Canadian exporters under facultative arrangements with private insurers. For the surety bond insurance line of business within the contract insurance and bonding program, we have general reinsurance agreements with several surety companies. In addition, we have assumed facultative reinsurance positions under our credit insurance, contract frustration, surety bonding and political risk insurance products.

The effect of reinsurance on our exposure is disclosed in Note 24 and the impact on premiums was as follows:

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Direct premiums and guarantee fees	Reinsurance premiums assumed	Reinsurance premiums ceded	Total premiums and guarantee fees	Direct premiums and guarantee fees	Reinsurance premiums assumed	Reinsurance premiums ceded	Total premiums and guarantee fees
Credit insurance	102	3	(6)	99	104	6	(7)	103

Financial institutions insurance	25	–	(1)	24	21	–	–	21

Contract insurance and bonding	51	3	(2)	52	48	4	(2)	50

Political risk insurance	32	2	(14)	20	31	1	(13)	19
Total	$210	$8	$(23)	$195	$204	$11	$(22)	$193

24. Insurance Risks

Insurance and Financial Risk

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses due to political risk. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk that the actual experience under an insurance policy does not follow what was anticipated at policy inception.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by the Corporation’s resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

The core operating principles for risk transfer activity are to (1) mitigate potential large losses due to existing high concentration in obligor, sector and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer. Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”). Under this structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk.) To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Market Risk Management team.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files so as to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all policies issued at the reporting date.

EDC Annual Report 2014 115

CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Insurance Risk

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance program level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance programs that we underwrite.

Credit Insurance

The credit insurance program protects exporters of goods and services trading on credit terms of up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in the credit insurance program is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as their industry’s environment, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

	Dec. 31, 2014			Dec. 31, 2013
Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits
Low	AAA to A-	Aaa to A3	32%	29%

Moderate	BBB+ to BBB-	Baa1 to Baa3	28%	25%

Medium	BB+ to BB	Ba1 to Ba2	19%	21%

High	BB- to B-	Ba3 to B3	18%	22%

Priority watch	CCC+ to D	Caa1 to C	3%	3%

The major concentrations of risk by country based on the total potential risk exposure for the credit insurance program were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Credit insurance	Reinsurance assumed	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance assumed	Reinsurance ceded	Net credit insurance
United States	4,375	24	(45)	4,354	United States	3,640	21	(38)	3,623

Canada	317	103	–	420	Indonesia	496	–	(12)	484

Brazil	371	–	(17)	354	Canada	185	271	–	456

Indonesia	287	–	(15)	272	China	369	1	(5)	365

China	268	1	(6)	263	Japan	350	–	(16)	334

Other	3,037	60	(95)	3,002	Other	3,157	55	(67)	3,145
Total	$8,655	$188	$(178)	$8,665	Total	$8,197	$348	$(138)	$8,407

Financial Institutions Insurance

The financial institutions insurance program provides Canadian banks with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance program, our primary risk lies with the credit rating of the foreign bank. At the end of 2014, our financial institutions insurance policies had outstanding $2,386 million (2013 – $3,137 million) of insurance exposure that was rated as investment grade and $1,411 million (2013 – $1,408 million) of insurance exposure rated as non-investment grade.

116      Reaching For Our Export Potential

Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for the financial institutions program, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Turkey	944	China	1,195

South Korea	425	Turkey	1,078

China	401	South Korea	469

Brazil	309	India	259

Cayman Islands	207	Brazil	197

Other	1,511	Other	1,347
Total	$3,797	Total	$4,545

Contract Insurance and Bonding

The contract insurance and bonding program provides cover for sales on exposure terms usually greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within the contract insurance and bonding program is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for contract insurance and bonding policies were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Internal risk level	Outstanding risk exposure	Outstanding risk exposure
AA to BBB-	6,039	6,226

BB+ to B-	2,182	1,967

CCC+ and below	158	129
Total	$8,379	$8,322

The largest concentrations of risk by country for the contract insurance and bonding program, based on total insurance in force, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014
	Contract insurance and bonding	Reinsurance assumed	Insurance guarantees	Reinsurance ceded	Net contract insurance and bonding
Canada	10	694	7,452	(255)	7,901

United States	15	186	30	–	231

Chile	30	–	–	–	30

South Korea	23	–	–	–	23

United Arab Emirates	19	–	–	–	19

Other	112	6	57	–	175
Total	$209	$886	$7,539	$(255)	$8,379

EDC Annual Report 2014 117

CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)					Dec. 31, 2013
	Contract insurance and bonding	Reinsurance assumed	Insurance guarantees	Reinsurance ceded	Net contract insurance and bonding
Canada	2	952	6,958	(88)	7,824

United States	43	170	39	–	252

China	35	–	–	–	35

United Arab Emirates	20	–	–	–	20

Brazil	12	6	–	–	18

Other	100	–	73	–	173
Total	$212	$1,128	$7,070	$(88)	$8,322

At the end of 2014, we had contract insurance and bonding guarantees in force of $7,284 million (2013 – $6,982 million).

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Contract insurance and bonding:

Performance security guarantees	7,358	6,861

Foreign exchange guarantees	166	194

Financial security guarantees	15	15
Gross contract insurance and bonding guarantees	7,539	7,070

Performance security guarantees ceded	(255)	(88)
Contract insurance and bonding guarantees	$7,284	$6,982

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments abroad with the underwriting based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

Our largest country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Political risk insurance	Reinsurance assumed	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance assumed	Reinsurance ceded	Net political risk insurance
China	664	209	(286)	587	China	609	191	(262)	538

Chile	620	–	(209)	411	Peru	581	–	(191)	390

Peru	605	–	(209)	396	Venezuela	401	–	(27)	374

Venezuela	379	–	(22)	357	Chile	560	–	(191)	369

Jamaica	649	–	(306)	343	Colombia	444	–	(85)	359

Trinidad and Tobago	329	–	–	329	Mexico	438	–	(85)	353

Puerto Rico	428	–	(101)	327	Trinidad and Tobago	327	–	–	327

Brazil	400	18	(93)	325	Jamaica	602	–	(284)	318

Thailand	598	–	(286)	312	Tunisia	310	–	–	310

Mexico	405	–	(93)	312	Russia	305	–	–	305

Other	6,914	6	(1,596)	5,324	Other	7,079	22	(1,914)	5,187
	11,991	233	(3,201)	9,023		11,656	213	(3,039)	8,830

Country limits in excess of policy limits	(9,642)	–	2,183	(7,459)	Country limits in excess of policy limits	(9,147)	–	2,000	(7,147)
Total	$2,349	$233	$(1,018)	$1,564	Total	$2,509	$213	$(1,039)	$1,683

118      Reaching For Our Export Potential

Actuarial Calculation

Principal Risks

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

    (1)   economic cycles;

    (2)   higher than anticipated claim loss development;

    (3)   concentration of credit losses; and

    (4)   geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

Key Assumptions

The key risk components to the insurance provisioning exercise are claim frequency, claim severity, future claim development and foreign exchange rates. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned.

Sensitivity Analysis

The following table illustrates the impact on net income of variations in key risk components. A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified. The largest sensitivities pertain to claim frequency, claim severity and foreign exchange rates.

Key Risks Sensitivities

(in millions of Canadian dollars)	Dec. 31, 2014
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income
Frequency of claims	+10%	32	23	(23)

Frequency of claims	-10%	(32)	(24)	24

Severity of claims	+10%	33	25	(25)

Severity of claims	-10%	(34)	(25)	25

Foreign exchange rates	+10%	50	38	(38)

Foreign exchange rates	-10%	(42)	(32)	32

Claims development	+10%	4	4	(4)

Claims development	-10%	(4)	(4)	4

(in millions of Canadian dollars)	Dec. 31, 2013
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income
Frequency of claims	+10%	39	32	(32)

Frequency of claims	-10%	(40)	(33)	33

Severity of claims	+10%	41	35	(35)

Severity of claims	-10%	(43)	(36)	36

Foreign exchange rates	+10%	58	46	(46)

Foreign exchange rates	-10%	(48)	(39)	39

Claims development	+10%	4	4	(4)

Claims development	-10%	(4)	(4)	4

EDC Annual Report 2014 119

CONSOLIDATED FINANCIAL STATEMENTS

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)
Underwriting Year	2010	2011	2012	2013	2014	Total
Estimate of cumulative claims:

At end of underwriting year	51	44	38	24	37

One year later	34	42	29	40

Two years later	33	42	28

Three years later	33	42

Four years later	31
Estimate of cumulative claims at Dec. 31, 2014	31	42	28	40	37	178

Cumulative incurred losses at Dec. 31, 2014	(30)	(40)	(26)	(34)	(12)	(142)

Effect of margin and discounting	–	–	–	1	4	5
2010 – 2014 Claim Liabilities (IBNR) at Dec. 31, 2014	1	2	2	7	29	41

25. Equity

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2013 – 13.3 million). These shares entitle our shareholder to receive a dividend from time to time. No shares were issued in 2014 (2013 – nil). In 2014, a dividend of $1,129 million was paid to the Government of Canada (2013 – $1,440 million). The dividend per share in 2014 was $84.89 (2013 – $108.27).

26. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board approved capital adequacy policy. Under our capital adequacy policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount. Demand for capital is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, interest rate, foreign exchange, operational and business risk. The supply of capital is determined by our financial statements and consists of paid-in share capital, retained earnings and allowances. Our dividend policy compares our supply of capital at year-end to three components for the demand of capital: our demand for capital at year-end, a 10% buffer of our demand for capital to allow for changes in the external environment and fluctuations in portfolio results, and a specific provision for explicitly identified strategic initiatives.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

The following table represents the breakdown of EDC’s supply of capital:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Allowance for losses on loans	1,163	1,246

Allowance for losses on loan commitments	44	47

Allowance for losses on loan guarantees	101	115

Allowance for claims on insurance	522	510

Reinsurers’ share of allowance for claims on insurance	(73)	(80)

Share capital	1,333	1,333

Retained earnings	6,883	7,038
Supply of capital	$9,973	$10,209

120 Reaching For Our Export Potential

27. Interest Rate Risk

The following table summarizes our interest rate risk based on the gap between the notional amount of assets and liabilities grouped by the earlier of contractual re-pricing or maturity dates. Notional amounts reflect our true exposure to re-pricing at various maturities. The differences between the notional amounts and the carrying values, the positions not subject to re-pricing risk and equity are presented in the non-interest rate sensitive column to ensure comparability with the consolidated statement of financial position. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive(1)	Dec. 31, 2014 Total

Assets

Cash and marketable securities	69	3,376	51	2,268	722	59	6,545

Effective interest rate %	0%	0.19%	0.58%	1.54%	2.25%

Gross loans receivable	357	32,051	525	5,238	2,960	660	41,791

Effective interest rate %	5.14%	2.45%	4.92%	4.46%	4.36%

Less:

Deferred revenue and other credits	–	–	–	–	–	(368)	(368)

Allowance for losses on loans	–	–	–	–	–	(1,163)	(1,163)

Aircraft under finance leases	–	7	7	53	–	1	68

Effective interest rate %	–	7.32%	7.32%	7.31%	–

Investments at fair value through profit or loss	–	–	–	–	–	689	689

Other assets and accrued interest	–	–	–	–	–	1,442	1,442
Total assets	$426	$35,434	$583	$7,559	$3,682	$1,320	$49,004

Liabilities and equity

Loans payable	–	14,717	6,112	16,550	274	385	38,038

Effective interest rate %	–	0.54%	1.61%	2.04%	5.51%

Total pay side instruments on swap contracts	–	26,155	45	–	–	6,825	33,025

Effective interest rate %	–	0.55%	0.42%	–	–

Total receive side instruments on swap contracts	–	(7,550)	(5,079)	(12,693)	(274)	(6,092)	(31,688)

Effective interest rate %	–	1.52%	1.85%	2.25%	5.51%

Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(1,337)	(1,337)

Total loans payable							38,038

Other liabilities and deferred revenue	–	–	–	–	–	2,750	2,750

Equity						8,216	8,216
Total liabilities and equity	$–	$33,322	$1,078	$3,857	$–	$10,747	$49,004

At December 31, 2014

Total gap	426	2,112	(495)	3,702	3,682	(9,427)	–

Cumulative gap	426	2,538	2,043	5,745	9,427	–	–

Canadian dollar	146	1,183	31	243	272	(1,875)	–

Foreign currency	280	929	(526)	3,459	3,410	(7,552)	–
Total gap	$426	$2,112	$(495)	$3,702	$3,682	$(9,427)	$–

(1)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.
(2)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

EDC Annual Report 2014 121

CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive(1)	Dec. 31, 2013 Total

Assets

Cash and marketable securities	127	1,745	97	1,606	450	41	4,066

Effective interest rate %	0%	0.17%	0.72%	1.41%	2.27%

Gross loans receivable	116	27,842	509	4,338	3,145	599	36,549

Effective interest rate %	5.77%	2.62%	5.10%	4.96%	4.50%

Less:

Deferred revenue and other credits	–	–	–	–	–	(346)	(346)

Allowance for losses on loans	–	–	–	–	–	(1,246)	(1,246)

Aircraft under finance leases	–	7	6	62	–	1	76

Effective interest rate %	–	7.32%	7.32%	7.32%	–

Investments at fair value through profit or loss	–	–	–	–	–	537	537

Other assets and accrued interest	–	–	–	–	–	1,880	1,880
Total assets	$243	$29,594	$612	$6,006	$3,595	$1,466	$41,516

Liabilities and equity

Loans payable	–	14,270	2,152	14,296	256	285	31,259

Effective interest rate %	–	1.16%	1.12%	2.14%	5.52%

Total pay side instruments on swap contracts	–	25,050	–	–	–	6,448	31,498

Effective interest rate %	–	0.65%	–	–	–

Total receive side instruments on swap contracts	–	(9,228)	(1,834)	(13,744)	(256)	(6,224)	(31,286)

Effective interest rate %	–	2.19%	1.27%	2.20%	5.52%

Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(212)	(212)

Total loans payable							31,259

Other liabilities and deferred revenue	–	–	–	–	–	1,886	1,886

Equity						8,371	8,371
Total liabilities and equity	$–	$30,092	$318	$552	$–	$10,554	$41,516

At December 31, 2013

Total gap	243	(498)	294	5,454	3,595	(9,088)	–

Cumulative gap	243	(255)	39	5,493	9,088	–	–

Canadian dollar	46	1,463	32	215	255	(2,011)	–

Foreign currency	197	(1,961)	262	5,239	3,340	(7,077)	–
Total gap	$243	$(498)	$294	$5,454	$3,595	$(9,088)	$–

(1)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.
(2)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

122      Reaching For Our Export Potential

28. Foreign Currency Balances

We have substantial assets and liabilities denominated in U.S. dollars and in other currencies. In addition, we have derivative instruments denominated in various currencies. The purpose of these derivative instruments is to manage the foreign currency exposures of our asset and liability positions, minimize our cost of capital and optimize our yields, while remaining within treasury guidelines and limits approved by our Board of Directors.

The following table shows where we used derivative instruments along with our net foreign currency exposure expressed in Canadian equivalent dollars:

(in millions of Canadian dollars)	Dec. 31, 2014
	Assets			Liabilities			Net foreign currency	Foreign exchange
		Derivative			Derivative
	Gross	instruments	Net	Gross	instruments	Net	exposure	rate
U.S. dollar	41,202	752	41,954	(27,860)	(13,994)	(41,854)	100	1.1617

Euro	1,595	–	1,595	(1,006)	(576)	(1,582)	13	1.4055

Australian dollar	1,009	–	1,009	(4,195)	3,189	(1,006)	3	0.9484

British pound	718	–	718	(3,130)	2,406	(724)	(6)	1.8107

Mexican peso	343	–	343	(18)	(326)	(344)	(1)	0.0788

Czech koruna	85	–	85	–	(84)	(84)	1	0.0507

Polish zloty	75	–	75	–	(75)	(75)	–	0.3281

Norwegian kroner	60	–	60	(160)	100	(60)	–	0.1557

Chilean peso	55	–	55	(110)	55	(55)	–	0.0019

New Zealand dollar	28	–	28	(1,273)	1,244	(29)	(1)	0.9064

Tanzanian shilling	12	–	12	–	–	–	12	0.0007

Japanese yen	2	–	2	(5)	5	–	2	0.0097

Hong Kong dollar	2	–	2	–	–	–	2	0.1498

Indian rupee	–	–	–	(37)	37	–	–	0.0184

Chinese renminbi	–	–	–	(57)	59	2	2	0.1869

Swiss franc	–	–	–	(315)	314	(1)	(1)	1.1683

(in millions of Canadian dollars)	Dec. 31, 2013
	Assets			Liabilities			Net foreign currency	Foreign exchange
		Derivative			Derivative
	Gross	instruments	Net	Gross	instruments	Net	exposure	rate
U.S. dollar	33,734	(21)	33,713	(21,967)	(12,067)	(34,034)	(321)	1.0632

Euro	1,944	–	1,944	(153)	(1,801)	(1,954)	(10)	1.4653

Australian dollar	851	–	851	(3,548)	2,700	(848)	3	0.9491

British pound	819	–	819	(3,020)	2,204	(816)	3	1.7613

Mexican peso	405	–	405	–	(399)	(399)	6	0.0812

Czech koruna	90	–	90	–	(87)	(87)	3	0.0536

Norwegian kroner	89	–	89	(180)	92	(88)	1	0.1753

Polish zloty	81	–	81	–	(78)	(78)	3	0.3525

Japanese yen	35	–	35	(375)	342	(33)	2	0.0101

New Zealand dollar	30	–	30	(819)	790	(29)	1	0.8754

Tanzanian shilling	12	–	12	–	–	–	12	0.0007

Hong Kong dollar	–	–	–	(14)	14	–	–	0.1371

Chinese renminbi	–	–	–	(18)	18	–	–	0.1755

Turkish lira	–	–	–	(63)	63	–	–	0.4943

Chilean peso	–	–	–	(74)	74	–	–	0.0020

Brazilian real	–	–	–	(112)	112	–	–	0.4501

Swedish krona	–	–	–	(193)	193	–	–	0.1655

Swiss franc	–	–	–	(325)	325	–	–	1.1945

EDC Annual Report 2014 123

CONSOLIDATED FINANCIAL STATEMENTS

29. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

(in millions of Canadian dollars)	Dec. 31, 2014		Dec. 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Assets

Performing fixed rate loans*	9,087	9,479	8,334	8,675

Performing floating rate loans*	31,065	31,940	26,548	27,460
Total performing loans receivable*	40,152	41,419	34,882	36,135

Impaired loans	273	273	239	239
Loans receivable and accrued interest and fees	40,425	41,692	35,121	36,374

Marketable securities:

At fair value through profit or loss	6,391	6,391	3,859	3,859

At amortized cost	85	85	80	79

Derivative instruments	371	371	688	688

Investments at fair value through profit or loss	689	689	537	537

Recoverable insurance claims	33	33	96	96

Other assets	156	155	91	93

Liabilities

Accounts payable and other credits	134	140	144	150

Loans payable:

Designated at fair value through profit or loss	32,616	32,616	29,108	29,108

At amortized cost	5,422	5,432	2,151	2,160

Derivative instruments	1,377	1,377	626	626

Loan guarantees	153	119	165	133

*	Performing loans receivable includes accrued interest and fees receivable net of allowance for losses on loans, deferred loan revenue and other credits.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Market Risk Management team, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

The assumptions and valuation techniques that we use to estimate fair values are as follows:

Loans Receivable

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using market data with insufficient liquidity are categorized as Level 3 in the fair value hierarchy.

124      Reaching For Our Export Potential

Marketable Securities

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.

Investments at Fair Value Through Profit or Loss

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price or the price of recent investments; capitalization based on the most recent published funds financial statements; multiples of discounted earnings or cash flow approaches; or liquidation or asset-based methods. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2014(1)
EBITDA(2) or Sales Multiple	Multiple	0.7 – 10.5 (4.3)
	Discount	15% – 30% (25%)	26
Discounted Cash Flows	Discount Rate	18% – 18% (18%)	4
Liquidation	Liquidity Discount	25% – 25% (25%)	3

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.
(2)	Earnings before interest, taxes, depreciation and amortization.

Recoverable Insurance Claims

For the purpose of estimating their fair value, recoverable insurance claims are separated into groups of estimated time to recovery. The time to recovery of insurance claims is relatively short; therefore, the fair value is considered to be equal to the expected future cash flows. In 2013, we had insurance claims where the recovery was expected to occur over a longer period; for these, we calculated the net present value of the expected cash flows using a discount rate appropriate for the claim.

Other Assets and Accounts Payable and Other Credits

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using an appropriate yield curve.

Loans Payable

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

EDC hedges its structured notes using interest rate and cross currency swaps that convert EDC’s obligations into floating rate notes. The receive leg of the swap mirrors the payment structure of EDC’s structured notes; thus, any slight inaccuracy in the derivation of expected future payments on EDC’s structured notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the receive leg of the swap.

Loans payable valued using market data with insufficient liquidity are categorized as Level 3 in the fair value hierarchy.

EDC Annual Report 2014 125

CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instruments

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

Derivative instruments valued using market data with insufficient liquidity are categorized as Level 3 in the fair value hierarchy.

Loan Guarantees

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of probable credit losses and is based on the incurred loss model.

Fair Value Hierarchy

The following table presents the fair value hierarchy of our financial instruments based on whether the inputs to the valuation techniques are observable or unobservable.

›	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
›

Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

›	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets

Performing fixed rate loans	–	9,027	452	9,479	–	8,675	–	8,675

Performing floating rate loans	–	31,633	307	31,940	–	27,460	–	27,460
Total performing loans receivable	–	40,660	759	41,419	–	36,135	–	36,135

Impaired loans	–	273	–	273	–	239	–	239
Loans receivable and accrued interest and fees	–	40,933	759	41,692	–	36,374	–	36,374

Marketable securities:

At fair value through profit or loss	3,019	3,372	–	6,391	2,114	1,745	–	3,859

At amortized cost	85	–	–	85	79	–	–	79

Derivative instruments	–	299	72	371	–	645	43	688

Investments at fair value through profit or loss	2	–	687	689	11	–	526	537

Recoverable insurance claims	–	–	33	33	–	–	96	96

Other assets	107	48	–	155	42	51	–	93

Liabilities

Accounts payable and other credits	87	53	–	140	96	54	–	150

Loans payable:

Designated at fair value through profit or loss	–	32,324	292	32,616	–	28,867	241	29,108

Designated at amortized cost	–	5,432	–	5,432	–	2,160	–	2,160

Derivative instruments	–	1,377	–	1,377	–	626	–	626

Loan guarantees	–	119	–	119	–	133	–	133

126      Reaching For Our Export Potential

The following table summarizes the reconciliation of Level 3 fair values between 2014 and 2013 for recoverable insurance claims, investments at fair value through profit or loss, loans payable designated at fair value through profit or loss and derivative instruments.

(in millions of Canadian dollars)	Dec. 31, 2014
	Recoverable insurance claims	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total
Balance at beginning of year	96	526	(241)	43	424

Decrease in recoverable insurance claims	(66)	–	–	–	(66)

Accrued interest	–	–	(12)	12	–

Unrealized gains (losses) included in other (income) expenses	–	31	(15)	11	27

Purchases of assets/issuances of liabilities	–	157	–	–	157

Matured assets/liabilities	–	–	–	–	–

Return of capital	–	(43)	–	–	(43)

Transfer out of Level 3	–	(16)	–	–	(16)

Foreign exchange translation	3	32	(24)	6	17
Balance at end of year	$33	$687	$(292)	$72	$500
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$(66)	$36	$(15)	$11	$(34)

(in millions of Canadian dollars)	Dec. 31, 2013
	Recoverable insurance claims	Investments at fair value through profit or loss	Loans payable designated at fair value through profit or loss	Derivative instruments	Total
Balance at beginning of year	200	429	(320)	64	373

Decrease in recoverable insurance claims	(105)	–	–	–	(105)

Accrued interest	–	–	(12)	12	–

Unrealized gains (losses) included in other (income) expenses	–	(11)	31	(28)	(8)

Purchases of assets/issuances of liabilities	–	124	–	–	124

Matured assets/liabilities	–	–	78	(8)	70

Return of capital	–	(30)	–	–	(30)

Transfer out of Level 3	–	(8)	–	–	(8)

Foreign exchange translation	1	22	(18)	3	8
Balance at end of year	$96	$526	$(241)	$43	$424
Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$(100)	$5	$13	$(10)	$(92)

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. In 2014, quoted prices became available for two direct investments (2013 – three); as a result, $16 million of investments were transferred from Level 3 to Level 1.

In 2014, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis, we adjusted the yield curve and volatility assumptions used to value our Level 3 loans payable and derivative assets. The results of our analysis on our Level 3 loans payable ranged from an unfavourable change of $5 million to a favourable change of $11 million. On our Level 3 derivative assets the impact ranged from an unfavourable change of $7 million to a favourable change of $4 million.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: recent investment factor, liquidity discount, multiples and discount rates. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments ranged from an unfavourable change of $29 million to a favourable change of $24 million.

EDC Annual Report 2014 127

CONSOLIDATED FINANCIAL STATEMENTS

30. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit, market and liquidity risk.

Credit Risk

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the text highlighted in management’s discussion and analysis on pages 68 to 69 of this annual report.

Concentration of Credit Risk

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments*	Risk transfer	Dec. 31, 2014 Exposure		Dec. 31, 2013 Exposure
Country						$	%	$	%
United States	9,417	538	18	4,370	71	14,414	28	11,714	27

Canada	4,502	1,144	288	1,414	93	7,441	15	6,367	14

Brazil	3,727	32	14	–	(543)	3,230	6	2,388	5

Australia	2,366	–	–	516	–	2,882	6	2,221	5

Mexico	2,775	50	34	–	(302)	2,557	5	2,358	5

United Kingdom	1,433	5	20	176	440	2,074	4	2,755	6

Chile	2,018	–	–	–	(23)	1,995	4	1,247	3

India	1,598	4	88	–	–	1,690	3	1,558	4

Saudi Arabia	1,180	–	–	–	–	1,180	2	731	2

China	884	8	114	–	–	1,006	2	617	1

Other	11,891	327	113	440	264	13,035	25	11,975	28
Total	$41,791	$2,108	$689	$6,916	$–	$51,504	100	$43,931	100

* Includes cash.

The concentration of credit risk by industry sector for our financial instruments was as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments*	Risk transfer	Dec. 31, 2014 Exposure		Dec. 31, 2013 Exposure
Industry						$	%	$	%
Commercial:

Extractive	15,283	338	36	–	(868)	14,789	29	11,456	26

Aerospace	11,646	69	–	–	–	11,715	23	10,948	25

Financial institutions	1,997	27	–	2,499	746	5,269	10	3,413	8

Surface transportation	3,634	594	–	–	–	4,228	8	4,406	10

Information and communication technology	3,636	185	218	–	–	4,039	8	3,994	9

Infrastructure and environment	2,642	232	191	–	–	3,065	6	3,303	7

Other	1,754	554	244	–	–	2,552	5	2,044	5
Total commercial	40,592	1,999	689	2,499	(122)	45,657	89	39,564	90

Sovereign	1,199	109	–	4,417	122	5,847	11	4,367	10
Total	$41,791	$2,108	$689	$6,916	$–	$51,504	100	$43,931	100

* Includes cash.

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Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 70 to 71 of this annual report.

Liquidity Risk

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 71 to 72 of this annual report.

31. Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Under IFRS 10 – Consolidated Financial Statements, when a reporting entity has power over a SE and is exposed, or has rights to variable returns from its involvement with a SE and has the ability to affect those returns through its power over the SE, the reporting entity is considered to have control over the SE which must be consolidated within the reporting entity’s financial statements. When the reporting entity does not control the SE, consolidation is not required under IFRS 10.

Consolidated Structured Entities

In the 2005 to 2012 timeframe, we foreclosed on a number of aircraft loans and as a result, various aircraft for which we were a secured lender were returned to us. Since 2006, these aircraft were placed into trusts which are considered to be SEs that we control under IFRS.

These trusts have, therefore, been consolidated and had total assets of $432 million at the end of 2014 (2013 – $569 million).

The following table illustrates the total assets of consolidated SEs within the financial statements of EDC:

(in millions of Canadian dollars)	Dec. 31, 2014	Dec. 31, 2013
Assets held-for-sale	364	–

Net investment in aircraft under finance leases	68	76

Equipment available for lease	–	493
Total assets of consolidated SEs	$432	$569

EDC Annual Report 2014 129

CONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Structured Entities

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation and extractive sectors. As we do not control these entities, they do not require consolidation under IFRS 10. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the consolidated statement of financial position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)		Dec. 31, 2014	Dec. 31, 2013

SEs included in the consolidated statement of financial position

Loans receivable	Note 5	11,189	9,652

Allowance for losses on loans		(267)	(204)
Net loans receivable		10,922	9,448

Fund investments	Note 8	618	467
Maximum exposure in the consolidated statement of financial position		11,540	9,915

Commitments and guarantees

Commitments

Fund investments	Note 21	655	536

Signed loan agreements	Note 21	1,661	1,462

Letters of offer	Note 21	1,818	1,864

Guarantees provided to equity holders	Note 22	358	347
Maximum exposure to commitments and guarantees		4,492	4,209
Maximum exposure to structured entities		$16,032	$14,124

We invest in funds which are pooled investments vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

As disclosed in Note 21, there are two types of loan commitments related to transactions structured through SEs. The first type is undisbursed amounts on signed loan agreements which are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements. The second type is loan commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined and which are currently anticipated to be structured through SEs. This category of commitments includes letters of offer accepted and outstanding.

32. Loan Revenue

(in millions of Canadian dollars)	2014	2013
Loan interest – floating rate	663	579

Loan interest – fixed rate	394	394

Loan fee revenue	168	158

Impaired revenue	2	30

Other loan revenue	12	13
Total loan revenue	$1,239	$1,174

33. Marketable Securities Revenue

(in millions of Canadian dollars)	2014	2013
Instruments at fair value through profit or loss

Short-term instruments	6	5

Long-term instruments	38	26

Instruments at amortized cost

Long-term instruments	1	1
Total marketable securities revenue	$45	$32

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34. Interest Expense

(in millions of Canadian dollars)	2014	2013
Loans payable designated at fair value through profit or loss and related derivatives

Short-term payables	27	21

Long-term payables – floating	80	73

Long-term payables – fixed*	(18)	(33)

Loans payable carried at amortized cost

Long-term payables – fixed	45	35
Total interest expense on loans payable and related derivatives	134	96

Interest income on currency swaps related to capital	(67)	(72)

Other	3	6
Total interest expense	$70	$30

*	Includes interest on instruments with cash flows that offset the cash flows of some long-term payables carried at amortized cost.

35. Leasing and Financing Related Expenses

(in millions of Canadian dollars)	2014	2013
Depreciation	21	33

Risk mitigation expense	11	5

Maintenance and technical costs	7	6

Other	9	5
Total leasing and financing related expenses	$48	$49

36. Provision for (Reversal of) Credit Losses

The composition of the provision for credit losses, expressed on the consolidated statement of comprehensive income, was as follows:

(in millions of Canadian dollars)	2014	2013
Credit migration	(29)	35

Updates to independent variables:

Update to loss given default	(10)	–

Decreased (increased) concentration threshold	6	(8)

Changes in portfolio composition*	1	4

Other	(7)	(1)
Provision for (reversal of) credit losses	$(39)	$30

*

Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

(in millions of Canadian dollars)	2014	2013
Provision for (reversal of) losses on loans	(15)	43

Reversal of losses on loan commitments	(6)	(14)

Provision for (reversal of) losses on loan guarantees	(18)	1
Provision for (reversal of) credit losses	$(39)	$30

EDC Annual Report 2014 131

CONSOLIDATED FINANCIAL STATEMENTS

37. Claims-Related Expenses

The composition of the claims-related expenses expressed on the consolidated statement of comprehensive income, was as follows:

(in millions of Canadian dollars)	2014	2013
Claims paid	62	56

Claims paid – reinsured policies	10	5

Claims recovered	(12)	(10)

Claims recovered – reinsured policies	(1)	–

Actuarial increase/(decrease) in the net allowance for claims on insurance	(9)	1

Decrease in recoverable insurance claims	66	105

Claims handling expenses	1	2
Total claims-related expenses	$117	$159

38. Other (Income) Expenses

(in millions of Canadian dollars)	2014	2013
(Gain) loss on sale of aircraft and component parts(1)	(53)	9

Net realized and unrealized (gain) loss on loans payable designated at fair value through profit or loss	76	(248)

Net realized and unrealized (gain) loss on derivatives related to loans payable	(22)	288

Net realized and unrealized gain on investments at fair value through profit or loss(2)	(50)	(4)

Net realized and unrealized (gain) loss on marketable securities at fair value through profit or loss	(26)	52

Foreign exchange translation loss	3	1

Other	(4)	11
Total other (income) expenses	$(76)	$109

(1) Refer to Note 9.

(2) Refer to Note 8.

39. Administrative Expenses

(in millions of Canadian dollars)	2014	2013
Salaries and benefits	174	161

Pension, other retirement and post-employment benefits	39	49

Occupancy	27	27

Amortization and depreciation	23	25

Marketing and communications	16	9

Professional services	11	6

Other	37	33
Total administrative expenses	$327	$310

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40. Retirement Benefit Obligations

Pension Plans

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions (OSFI) Canada. As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees hired prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of service and the best average pensionable earnings over five consecutive years. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees hired on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute 4%, 5% or 6% of their pensionable earnings and this is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added. Effective January 1, 2015, EDC introduced an amendment to the plan text for the RPP, which covers both the DB and DC components of the pension plan. In the DB component, employee contribution rates have increased, which will further improve cost sharing. The DC component of the plan increases the normal age of retirement to 65 years of age for new hires.

The Plans’ durations are between 20 to 21 years.

Other Benefit Plans

We maintain a retiring allowance program and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans’ durations are 23 years and are funded as the cost of benefits is incurred. Costs are accrued based on actuarial calculations.

Plans’ Governance Structure

EDC’s pension governance structure is comprised of the Human Resources Committee of the Board (HRC) and two management groups. The first management group, the Management Pension Committee (MPC), is at the executive level, and the second, the Pension Working Group (PWG), is at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix, investment structure and appointments or terminations of investment managers. In addition, the HRC reviews investment policies, goals and performance and also seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension that have not been retained by the HRC. The MPC provides recommendations to the HRC for plan design changes, monitors funds’ investment performance and meets with the investment managers on a periodic basis. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PWG. The PWG is responsible for implementing policies, managing and monitoring fund operations and undertaking day to day operational functions. The PWG consists of EDC personnel with full or part time responsibility for pension matters and includes representatives from Human Resources and Finance.

Risk Mitigation

The RPP’s and the SRP’s investment portfolios are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be significant or unusual. The Plans’ Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to individual investments and major asset classes to reduce the level of risk associated with the Plans. The SIPPs are reviewed at least annually and investment principles and beliefs are revisited periodically to ensure that changes to the investment policies are made if required.

EDC Annual Report 2014 133

CONSOLIDATED FINANCIAL STATEMENTS

Funding Risk

Funding risk is the risk that the investment asset growth and contribution rates of the pension plan will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

Other Risks

The DB obligation is subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the pension plan and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net DB liability of the DB plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets.

(in millions of Canadian dollars)	Dec. 31, 2014				Dec. 31, 2013
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligation:

Obligation beginning of year	671	49	141	861	660	49	150	859

Current service costs	22	1	6	29	24	2	9	35

Interest cost on benefit obligation	35	3	8	46	31	2	7	40

Employee contributions	8	–	–	8	7	–	–	7

Actuarial (gain) loss from changes in plan experience	(2)	1	13	12	7	–	(14)	(7)

Actuarial (gain) loss from changes in financial assumptions	136	13	32	181	(83)	(6)	(14)	(103)

Actuarial loss from changes in demographic assumptions	1	–	–	1	42	4	5	51

Benefits paid	(16)	(1)	(2)	(19)	(17)	(2)	(2)	(21)
Defined benefit obligation at end of year	855	66	198	1,119	671	49	141	861

Fair value of plan assets:

Fair value at beginning of year	676	57	–	733	540	49	–	589

Interest income on plan assets	36	3	–	39	26	2	–	28

Return on plan assets, excluding interest income on plan assets	38	1	–	39	56	4	–	60

Employer contributions	60	–	2	62	65	4	2	71

Employee contributions	8	–	–	8	7	–	–	7

Benefits paid	(16)	(1)	(2)	(19)	(17)	(2)	(2)	(21)

Administrative costs	(1)	–	–	(1)	(1)	–	–	(1)
Fair value at end of year	801	60	–	861	676	57	–	733
Funded status – plan (deficit) surplus	$(54)	$(6)	$(198)	$(258)	$5	$8	$(141)	$(128)

(1)	In addition to the plans noted above, the obligation for the defined contribution components of the Plans was $5.5 million (2013 – $2.3 million). The fair value of the assets match the obligation.
(2)	The asset ceiling test had no impact on the net asset position of the Plans.

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Asset Mix

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to support investment activities of the Plans and to ensure adequate assets to fund future benefit payments. The Plans’ policies are to invest in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an asset-liability modeling (ALM) study is performed to ensure that the pension plan’s investment strategy policies are appropriate in terms of risk and return profiles to ensure proper matching to meet our long-term funding obligation. The results of the ALM are reviewed by the MPC and recommendations, if any, are made to the HRC as part of the annual SIPPs review. The last ALM study was completed in 2013.

The Plans’ assets are invested in debt securities, equity securities, real estate and held in cash. For the RPP, the target allocation percentages are 30% in debt securities, 55% in equity securities and 15% in real estate. The actual investment allocations at the end of 2014 were 26% in debt securities (2013 – 25%), 61% in equity securities (2013 – 61%) and 13% in real estate (2013 – 14%). For the SRP, the target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA). This resulted in actual investment allocations of 56% in equity securities and 44% in cash at the end of 2014 (2013 – 53% in equity securities and 47% in cash).

Fair Value Measurements

All financial instruments of the Plans recognized at fair value in the consolidated statement of financial position must be classified into fair value hierarchy levels based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 29 Fair Value of Financial Instruments.

The table below presents the fair value hierarchy of the assets for both the RPP and the SRP:

(in millions of Canadian dollars)	Dec. 31, 2014
	Level 1	Level 2	Level 3	Total
Canadian pooled bond funds	–	211	–	211
Canadian pooled equity fund	–	168	–	168
International pooled equity fund	–	154	–	154
U.S. pooled equity fund	–	200	–	200
Real estate pooled fund	–	–	101	101
Foreign currency forward contracts	–	(1)	–	(1)
Other*	28	–	–	28
Total	$28	$732	$101	$861

  * Represents cash and cash held with CRA.

(in millions of Canadian dollars)	Dec. 31, 2013
	Level 1	Level 2	Level 3	Total
Canadian pooled bond funds	–	170	–	170
Canadian pooled equity fund	–	145	–	145
International pooled equity fund	–	142	–	142
U.S. pooled equity fund	–	155	–	155
Real estate pooled fund	–	–	96	96
Foreign currency forward contracts	–	(3)	–	(3)
Other*	28	–	–	28
Total	$28	$609	$96	$733

  * Represents cash, cash held with CRA and investments in Canadian short-term notes.

EDC Annual Report 2014 135

CONSOLIDATED FINANCIAL STATEMENTS

Pension Expense

The pension expenses recognized in the consolidated statement of comprehensive income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)	2014				2013
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	22	1	6	29	24	2	9	35

Administrative costs	1	–	–	1	1	–	–	1

Service costs	23	1	6	30	25	2	9	36

Interest cost on benefit obligation	35	3	8	46	31	2	7	40

Interest income on plan assets	(36)	(3)	–	(39)	(26)	(2)	–	(28)

Net interest on the net defined benefit liability (asset)	(1)	–	8	7	5	–	7	12

Total defined benefit expense	22	1	14	37	30	2	16	48

Defined contribution expense	2	–	–	2	1	–	–	1

Total expense recognized in profit or loss	$24	$1	$14	$39	$31	$2	$16	$49

Key Assumptions

The following table outlines the key assumptions used in measuring the DB obligations and DB costs.

Assumptions	Dec. 31, 2014			Dec. 31, 2013
(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	4.20%	4.20%	4.20%	5.10%	5.10%	5.10%

Rate of compensation increase	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to
	5.65%	5.65%	5.65%	5.65%	5.65%	5.65%

Benefit costs:

Discount rate on projected defined benefit obligation	5.10%	5.10%	5.10%	4.50%	4.50%	4.50%

Inflation	2.25%	2.25%	2.25%	2.25%	2.25%	2.25%

Rate of compensation increase	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to	3.25% to
	5.65%	5.65%	5.65%	5.65%	5.65%	5.65%

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Due to the long-term nature of the pension plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgment and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Given the long-term nature of pension plan obligations, the yields for bonds with long terms to maturity are most important. In a market such as Canada, high-quality long-term corporate bonds are few in number. Due to this lack of depth in the long-term market, it is necessary to extrapolate the long end of the high-quality corporate bond yield curve with additional data points. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology which supplements the long-end of the curve by including Canadian provincial bonds rated AA with an adjustment to account for credit risk differentials when compared to corporate bond yields.

The rate of compensation increase used for the DB obligation represents a long-term assumption and includes components for merit and promotion adjustments.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables. In 2014, the CIA introduced new mortality tables which highlighted that Canadian pensioners are living longer. The table for 2014 is based on CPM-2014 Public with full generational mortality improvement using scale CPM-B. The mortality tables translate the average life expectancy of a pensioner retiring at age 65 into years.

For the other benefit plans, the initial annual rate of increase for covered medical care benefits is assumed to be 6.64% for 2014 (2013 – 7.00%). This rate is projected to trend down over six years to an ultimate rate of 4.50% for 2020 (2013 – 4.50% for 2020) and subsequent years. For dental care, the trend rate used was 4.50% (2013 – 4.50%).

Re-measurements Recognized in Other Comprehensive Income (OCI)

As a result of applying the previously discussed assumptions, actuarial gains or losses on the DB plans arise from the difference between actual and expected experience and are immediately recognized in OCI. Re-measurement losses totalling $155 million were recognized in OCI during 2014 (2013 – $119 million gains). These amounts have been closed out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the re-measurement recognized in OCI throughout the year:

(in millions of Canadian dollars)	2014				2013
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total
Re-measurements on pension obligations

Actuarial gains (losses) –plan experience assumptions	2	(1)	(13)	(12)	(7)	–	14	7

Actuarial losses – demographic assumptions	(1)	–	–	(1)	(42)	(4)	(5)	(51)

Actuarial gains (losses) – financial assumptions	(136)	(13)	(32)	(181)	83	6	14	103

	(135)	(14)	(45)	(194)	34	2	23	59
Re-measurements on plan assets excluding interest income

Return on plan assets	38	1	–	39	56	4	–	60
Total re-measurements recognized in other comprehensive income (loss), end of year	$(97)	$(13)	$(45)	$(155)	$90	$6	$23	$119

EDC Annual Report 2014 137

CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity Analysis

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)	Dec. 31, 2014

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Sensitivity of Assumptions	Obligation	Obligation	Obligation	Obligation

Discount rate

Impact of: 1% increase ($)	(154)	(11)	(38)	(203)

1% decrease ($)	207	15	52	274

Longevity Risk Sensitivity

Impact of: increase of 1 year in life expectancy	24	2	9	35

Rate of compensation increase(1)

Impact of: 1% increase ($)	28	12	2	42

1% decrease ($)	(28)	(7)	(2)	(37)

Inflation rate assumption

Impact of: 0.25% increase ($)	37	3	n/a(2)	40

0.25% decrease ($)	(34)	(3)	n/a(2)	(37)

(1) The rate of compensation increase includes a merit and promotional component which varies by years of service for each individual employee.

(2) Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $3 million and the obligation by $46 million. A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs by $2 million and the obligation by $34 million.

Total Contributions

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)	2014				2013

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	22	–	2	24	19	–	2	21

Special contributions	38	–	–	38	46	4	–	50

Total defined benefit cash payments	60	–	2	62	65	4	2	71

DC

Total defined contribution cash payments	2	–	–	2	1	–	–	1

Total cash payments	$62	$–	$2	$64	$66	$4	$2	$72

We expect to contribute $64 million to the Plans in 2015 which includes $58 million to the RPP, $2 million to the DC plan and $4 million for the other benefit plans. Contributions to the SRP will be determined once the actuarial valuation is complete in mid-2015.

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Funding and Solvency Valuation

Our appointed actuaries measure the DB obligations and the fair value of the Plans’ assets for accounting purposes as at December 31 of each year. We fund our DB pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2013. The next required valuation, to be completed in 2015, will be as at December 31, 2014.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC RPP ratios as at December 31, 2013 were 101.9% on a going-concern basis and 83.8% on a solvency basis. Since EDC’s solvency ratio for the RPP is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2014, we contributed special payments of $38 million into the RPP and will continue to remit all required solvency payments. The solvency ratio for the SRP as at December 31, 2013 was 105.6%. The next formal valuations will be conducted by the Plans’ actuaries in 2015 and will be as at December 31, 2014.

41. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

Canada Account Administrative Expense Recovery

As described in Note 42, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2014, we retained $3 million (2013 – $4 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the consolidated statement of comprehensive income.

Key Management Personnel Compensation

Key management personnel include the Board of Directors and the Executive Management team. Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2014	2013
Salaries and other short-term benefits	4	4

Post-employment benefits	1	1
Total	$5	$5

42. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $3,727 million at the end of December 2014 (2013 – $3,481 million).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion. The position against the statutory limit at the end of 2014, determined in accordance with the requirements of the Act, was $3.1 billion (2013 – $3.0 billion).

EDC Annual Report 2014 139

TEN-YEAR REVIEW

Statement of Financial Position

as at December 31 (in millions of Canadian dollars)	2014 (1)	2013 (1)	2012 (1)
Gross loans receivable	41,791	36,549	30,336
Accrued interest and fees receivable(2)	163	154	157
Deferred loan revenue and other credits	(368)	(346)	(362)
Risk mitigation insurer’s share of loan allowance	–	–	–
Allowance for losses on loans	(1,163)	(1,246)	(1,182)
Net loans receivable	40,423	35,111	28,949
Assets held-for-sale(3)	364	–	–
Equipment available for lease	–	493	525
Net investment in aircraft under finance leases	68	76	80
Investments at fair value through profit or loss	689	537	429
Cash and marketable securities	6,545	4,066	4,236
Reinsurers’ share of premium and claims liabilities	88	93	90
Property, plant and equipment	56	59	66
Intangible assets	56	44	38
Other assets	715	1,037	1,820
Total Assets	$49,004	$41,516	$36,233
Loans payable	38,038	31,259	25,880
Other liabilities	1,935	1,068	676
Allowance for losses on loan commitments(4)	44	47	58
Premium and claims liabilities	618	606	583
Loan guarantees(5)	153	165	161
Total Liabilities	40,788	33,145	27,358
Share capital	1,333	1,333	1,333
Retained earnings	6,883	7,038	7,542
Accumulated other comprehensive income (loss)	–	–	–
Equity	8,216	8,371	8,875
Total Liabilities and Equity	$49,004	$41,516	$36,233

(1)	2014 through 2010 are based on IFRS; 2009 through 2005 numbers are based on previous Canadian GAAP.
(2)	For 2014 through 2010, accrued loan interest and fees were reclassified to loans receivable for IFRS presentation purposes. For 2009 through 2005, accrued loan interest and fees are included in other assets.
(3)	At the end of December 2014, there were 8 CRJ200s, 28 Q400s and two engines included in assets held-for-sale. For 2013 through 2005, assets held-for-sale is grouped with other assets.
(4)	For 2014 through 2010, allowance for losses on loan guarantees is included with loan guarantees. For 2009 through 2005, allowance for losses on loan commitments includes allowance for losses on loan guarantees.
(5)	For 2014 through 2010, loan guarantees include deferred guarantee fee revenue and allowance for losses on loan guarantees. For 2009 through 2005, allowance for losses on loan guarantees is grouped with allowance for losses on loan commitments and guarantees and deferred guarantee fee revenue is grouped with loans receivable.

140      Reaching For Our Export Potential

2011(1)	2010(1)	2009(1)	2008(1)	2007(1)	2006(1)	2005(1)
29,093	26,997	26,823	30,898	19,108	19,581	17,306
145	163	–	–	–	–	–
(558)	(549)	(556)	(689)	(589)	(825)	(1,053)
–	–	–	–	–	61	124
(1,680)	(1,561)	(1,948)	(1,928)	(1,316)	(1,674)	(2,148)
27,000	25,050	24,319	28,281	17,203	17,143	14,229
–	–	–	–	–	–	–
55	143	315	334	372	233	114
92	99	113	142	122	–	–
385	317	196	150	95	58	44
3,886	3,803	5,432	3,843	2,528	3,353	3,263
129	109	159	157	88	67	40
74	33	17	15	7	7	9
40	42	41	36	32	28	31
1,935	2,286	2,306	2,298	2,642	1,936	1,999
$33,596	$31,882	$32,898	$35,256	$23,089	$22,825	$19,729
23,570	22,484	24,435	25,882	15,583	15,140	13,424
588	459	369	1,627	375	787	596
41	93	713	807	564	394	355
875	640	793	824	543	518	590
266	245	–	–	–	–	–
25,340	23,921	26,310	29,140	17,065	16,839	14,965
1,333	1,333	1,333	983	983	983	983
6,923	6,628	5,317	5,077	5,121	5,003	3,781
–	–	(62)	56	(80)	–	–
8,256	7,961	6,588	6,116	6,024	5,986	4,764
$33,596	$31,882	$32,898	$35,256	$23,089	$22,825	$19,729

EDC Annual Report 2014 141

TEN-YEAR REVIEW

Statement of Comprehensive Income

for the year ended December 31 (in millions of Canadian dollars)	2014 (1)	2013	(1)	2012 (1)
Financing and investment revenue:
Loan	1,239	1,174		1,116
Finance lease	5	6		6
Operating lease	50	55		17
Debt relief	–	–		–
Marketable securities	45	32		36
Investments	6	8		5
Total financing and investment revenue	1,345	1,275		1,180
Interest expense	70	30		108
Leasing and financing related expenses	48	49		33
Net Financing and Investment Income	1,227	1,196		1,039
Loan Guarantee Fees	36	36		38
Insurance premiums and guarantee fees	210	204		204
Reinsurance assumed	8	11		12
Reinsurance ceded	(23)	(22)		(20)
Net Insurance Premiums and Guarantee fees	195	193		196
Other (Income) Expenses	(76)	109		16
Administrative Expenses	327	310		308
Income before Provision and Claims-Related Expenses	1,207	1,006		949
Provision for (Reversal of) Credit Losses	(39)	30		(340)
Claims-Related Expenses (Recovery)	117	159		(38)
Net Income	1,129	817		1,327
Other comprehensive income (loss)	(155)	119		51
Comprehensive Income	$974	$936		$1,378

(1)  2014 through 2010 numbers are based on IFRS; 2009 through 2005 numbers are based on previous Canadian GAAP.

142      Reaching For Our Export Potential

2011(1)	2010(1)	2009(1)	2008(1)	2007(1)	2006(1)	2005(1)

1,009	1,004	1,321	1,355	1,405	1,174	1,155
7	8	9	9	8	–	–
21	32	32	43	37	4	–
4	25	49	–	1	261	64
46	47	41	81	123	123	123
12	8	3	2	1	–	–
1,099	1,124	1,455	1,490	1,575	1,562	1,342
93	147	381	611	717	628	494
32	53	68	43	46	19	–
974	924	1,006	836	812	915	848
32	33	24	20	14	12	9
238	210	197	171	149	147	147
13	11	–	–	–	–	–
(17)	(11)	–	–	–	–	–
234	210	197	171	149	147	147
(61)	49	76	13	(45)	(9)	–
284	273	246	240	219	203	182
1,017	845	905	774	801	880	822
125	(631)	431	346	196	(301)	(554)
247	1	216	222	132	(75)	41
645	1,475	258	206	473	1,256	1,335
–	–	–	–	–	(34)	(48)
$645	$1,475	$258	$206	$473	$1,222	$1,287

EDC Annual Report 2014 143

TEN-YEAR REVIEW

Corporate Account

Financial Arrangements Facilitated
(in millions of Canadian dollars)	2014	(1)	2013	(1)	2012	(1)
Financing
Direct financing	20,613		17,497		13,754
Guarantees	963		851		864
Total	21,576		18,348		14,618
Insurance
Credit insurance	56,020		56,224		54,087
Financial institutions insurance	11,415		10,630		9,295
Contract insurance and bonding	623		808		531
Political risk insurance(2)	2,643		2,743		2,855
Guarantees	6,593		6,659		6,063
Total	77,294		77,064		72,831
Financial and Other Data
Financing (in millions of Canadian dollars)
Value of gross loans receivable	41,791		36,549		30,336
Value of investments	689		537		429
Value of undisbursed loans(3)	16,593		14,885		13,391
Value of undisbursed investments	672		541		417
Value of loan disbursements(3)	15,186		14,100		11,887
Value of disbursements for investments	149		124		121
Value of liability on loan guarantees	1,963		1,954		1,907
Undisbursed amounts on loan guarantees	145		137		197
Amounts available for allocation under confirmed LOC	122		157		111
Loan amounts rescheduled	50		–		–
Loan amounts written off	165		62		408
Number of current lines of credit and protocols	21		26		37
Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	22,155		22,807		21,673
Value of claims paid	72		61		358
Value of claims recovered	13		10		22
Value of claims outstanding at end of year	666		637		627
Value of claims under consideration at end of year	12		30		11
Number of policies issued	7,018		7,836		7,525
Number of insurance policies and guarantees in force	7,967		8,553		8,214

(1) 2014 through 2010 numbers are based on IFRS; 2009 through 2005 numbers are based on previous Canadian GAAP.

(2) Figures prior to 2007 were not restated to reflect current presentation.

(3) Includes investments prior to 2006.

144      Reaching For Our Export Potential

2011	(1)	2010	(1)	2009	(1)	2008	(1)	2007	(1)	2006	(1)	2005	(1)
13,734		12,472		11,148		12,966		11,362		8,665		4,298
893		936		761		1,120		1,222		1,313		793
14,627		13,408		11,909		14,086		12,584		9,978		5,091
62,872		52,073		52,658		56,304		44,661		41,580		40,659
13,914		8,324		6,037		5,124		2,776		1,336		906
1,049		2,514		3,733		3,736		3,935		5,494		4,566
2,859		2,420		2,622		2,432		2,989		4,845		3,892
7,179		5,877		5,810		4,137		3,077		2,858		2,330
87,873		71,208		70,860		71,733		57,438		56,113		52,353
29,093		26,997		26,823		30,898		19,108		19,581		17,306
385		317		196		150		95		58		44
9,722		8,775		8,814		8,024		6,096		3,913		2,994
283		314		367		279		143		85		–
10,393		10,095		10,555		13,324		9,972		8,321		4,574
106		117		74		96		56		22		–
2,506		2,304		3,166		3,612		2,549		2,442		1,470
234		243		392		553		418		537		1,004
410		384		459		509		2,373		2,607		2,550
4		25		51		–		2		251		128
76		75		58		5		21		6		39
56		57		71		72		65		69		60
25,732		23,171		22,395		24,075		17,609		16,299		14,060
55		126		258		104		60		59		46
40		36		20		24		15		38		32
381		440		422		266		171		199		221
315		8		32		32		5		17		25
7,913		9,714		10,573		10,120		9,708		10,458		10,427
8,665		9,238		9,252		9,328		9,330		9,104		8,748

EDC Annual Report 2014 145

TEN-YEAR REVIEW

Canada Account

Financial Arrangements Facilitated
(in millions of Canadian dollars)	2014	(1)	2013	2012
Financing
Direct financing	25		–	1
Insurance
Credit insurance	28		30	41
Financial institutions insurance	–		–	–
Contract insurance and bonding	–		–	–
Political risk insurance	–		–	–
Subtotal	28		30	41
Total	53		30	42
Financial and Other Data
Financing (in millions of Canadian dollars)
Value of total loans and notes receivable	2,924		2,821	3,164
Value of undisbursed loans	–		–	–
Value of loan disbursements (net of guarantees)	25		–	–
Value of liability on loan guarantees	164		186	208
Undisbursed amounts on loan guarantees	–		–	–
Amounts available for allocation	–		–	–
Loan amounts rescheduled	–		–	–
Number of transactions financed	1		–	–
Number of current lines of credit and protocols	–		–	–
Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	6		9	9
Value of claims paid	–		–	–
Value of claims recovered	–		–	–
Value of claims outstanding at end of year	–		–	–
Number of policies issued	–		–	–
Number of insurance policies and guarantees in force	1		1	1

(1) Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2) Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.

146      Reaching For Our Export Potential

2011		2010		2009		2008	2007		2006		2005
–		76		14,222	(2)	–	27	(1)	3,645	(1)	649
44		129		628		–	–		–		–
–		–		–		–	–		–		–
–		–		–		–	–		–		–
–		–		–		–	–		–		–
44		129		628		–	–		–		–
44		205		14,850		–	27	(1)	3,645	(1)	649
3,442		4,720		5,905		3,226	2,765		3,592	(1)	3,994
–		505		607		1	2		1,516	(1)	1,526
569	(2)	446	(2)	14,398	(2)	–	31	(1)	3,647	(1)	650
241		295		385		457	462		535		1,311
–		–		–		–	–		15		59
–		–		–		–	–		–		39
–		2		1		–	–		15		41
–		5		16		–	27	(1)	803	(1)	37
–		–		–		–	–		–		1
8		10		120		–	–		–		–
–		–		–		–	–		–		–
–		–		11		15	8		–		–
13		13		13		22	35		44		44
–		1		103		–	–		–		–
4		7		53		2	2		2		4

EDC Annual Report 2014 147

Glossary of Financial Terms

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Risk – The risk of potential adverse impact on the value of financial instruments resulting from exchange rate movements.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk that the actual experience under an insurance policy does not follow what was anticipated at policy inception.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Liquidity Risk – The risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Market Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses and administrative expenses.

Operational Risk – The risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people, or systems.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the unrealized gains and losses on long-term debt and derivatives as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Probability of Default – Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Structured Entity (SE) – An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

148      Reaching For Our Export Potential

Corporate Representation

NATIONAL

Head Office
Export Development Canada
150 Slater Street
Ottawa, ON
K1A 1K3
Tel: 613-598-2500
Fax: 613-598-3811
edc.ca

Vancouver
1055 Dunsmuir Street
Suite 400, Bentall Four
PO Box 49086
Vancouver, BC
V7X 1G4
Tel: 604-678-2240
Fax: 604-678-2241

Edmonton
10180-101 Street
Suite 3400
Edmonton, AB
T5J 3S4
Tel: 780-801-5402
Fax: 780-801-5333

Calgary
308-4th Avenue SW
Suite 2403
Calgary, AB
T2P 0H7
Tel: 403-817-6700
Fax: 403-817-6701

Regina
1914 Hamilton Street
Suite 300
Regina, SK
S4P 3N6
Tel: 306-586-1727
Fax: 306-586-1725

Winnipeg
Commodity Exchange Tower
360 Main Street
Suite 2075
Winnipeg, MB
R3C 3Z3
Tel: 204-975-5092
Fax: 204-975-5094

Windsor
3270 Electricity Dr.
Suite 209
Walker Industrial Park
Windsor, ON
N8W 5J1
Tel: 519-974-7674
Fax: 519-974-9753

London
148 Fullarton Street
Suite 1512
London, ON
N6A 5P3
Tel: 519-963-5400
Fax: 519-963-5407

Mississauga
1 City Centre Drive
Suite 805
Mississauga, ON
L5B 1M2
Tel: 905-615-6470
Fax: 905-615-6471

Toronto
155 Wellington Street
Suite 3120
Toronto, ON
M5V 3H1
Tel: 416-349-6515
Fax: 416-349-6516

Drummondville
1412 Jean Berchmans
Michaud Street
Drummondville, QC
J2C 7V3
Tel: 819-475-2587
Fax: 819-475-2408

Montréal
800 Victoria Square
Suite 4520
P.O. Box 124
Tour de la Bourse
Montréal, QC
H4Z 1A1
Tel: 514-908-9200
Fax: 514-878-9891

Québec City
2875 Laurier Boulevard
D-3, Suite 600
Québec, QC
G1V 2M2
Tel: 418-577-7400
Fax: 418-577-7419

Ville Saint-Laurent
9900 Cavendish Boulevard
Suite 201
Saint-Laurent, QC
H4M 2V2
Tel: 514-215-7200
Fax: 514-215-7201

Halifax
Suite 1605
1969 Upper Water Street,
Tower 2
Halifax, NS
B3J 3R7
Tel: 902-450-7600
Toll-free: 888-332-3343
Fax: 902-450-7601

Moncton
735 Main Street
Suite 400
Moncton, NB
E1C 1E5
Tel: 506-851-6066
Fax: 506-851-6406

St. John's
510 Topsail Road
St. John's, NL
A1E 2C2
Tel: 709-772-8808
Fax: 709-772-8693

INTERNATIONAL

Sao Paulo
Consulate General of Canada
Av. das Nações Unidas 12901
Cenu Torre Norte, Andar 16°
CEP 04578-000
São Paulo – SP, Brazil
Tel: (011) 55-11-5509-4320
Fax: (011) 55-11-5509-4275

Rio de Janeiro
Canadian Consulate General
Av. Atlantic 1130, 13th Floor
Copacabana
Rio de Janeiro, Brazil
CEP 22021-000
Tel: (011) 55-21-2295-0391
Fax: (011) 55-21-2275-5735

Chile
Canadian Embassy
Nueva Tajamar
481 – 12th floor
North Tower
Las Condes
Santiago, Chile
Tel: (011) 56-2-652-3807
Fax: (011) 56-2-652-3808

Peru
Canadian Embassy
Bolognesi 228, Miraflores
Lima 18, Peru
Tel: (011) 51-1 319-3385
Fax: (011) 51-1 446-6257

Mexico
Canadian Embassy
Calle Schiller 529
Rincón del Bosque
Colonia Polanco
México, D.F. 11560
Mexico
Tel: (011) 52-55-5387-9316
Fax: (011) 52-55-5387-9317

Consulate of Canada
Torre Gomez Morin 955
Piso 4, Suite 404, Col.
Montebello
San Pedro Garza Garcia, N.L.
Mexico, CP, 66279
Tel: (011) 52-81-8378-0240
ext. 3360
Fax: (011) 52-81-8356-9965

Germany
Consulate of Canada –
Düsseldorf
Benrather Strasse 8
40213 Düsseldorf
Germany
Tel: (011) 49-0-211-17217-45
Fax: (011) 49-0-211-17217-80

Turkey
Consulate of Canada
209 Buyukdere Caddesi
Tekfen Tower – 16th Floor
Levent 4, Istanbul
34394 Turkey
Tel: (011) 90-212-385-9700
Fax: (011) 90-212-385-9715

Russia
Canadian Embassy
23 Starokonyushenny Pereulok
Moscow, 119002
Russia
Tel: (011) 7-495-925-6095
Fax: (011) 7-495-925-5667

Greater China
Canadian Consulate
ECO City Building
8th floor, 1788 Nanjing Xi Lu –
Jing An District
Shanghai, 200040
China
Tel: (011) 86-21-3279-2800
Fax: (011) 86-21-3279-2801

Canadian Embassy
19 Dongzhimenwai Street
Chayoang District,
Beijing 100600
China
Tel: (011) 86-10-5139-4126
Fax: (011) 86-10-5139-4463

India
Canadian High Commission
7/8 Shantipath
Chanakyanpuri
New Delhi 110021
India
Tel: (011) 91-11-4178-2288
Fax: (011) 91-11-4178-2607

Indiabulls Finance Centre
Tower 2, 21st Floor
Senapati Bapat Marg
Elphinstone Road (West)
Mumbai 400 013
India
Tel: (011) 91-22-6749-4480
Fax: (011) 91-22-6749-4481

Singapore
Canadian High Commission
One George Street, #11-01
Singapore 049145
Tel: (011) 65-6854-5949
Fax: (011) 65-6854-5848

United Arab Emirates
Consulate of Canada
Jumeirah Emirates Towers
Business Tower, 19th Floor
Sheikh Zayed Road
Dubai, United Arab Emirates
Tel: (011) 971-4-404-8444

Bogotá
Embassy of Canada
Carrera 7 #114 – 33 Piso 14,
Bogotá, Colombia
Tel: (011) 57-1-657-9800
Fax: (011) 57-657-9915

Photo credits:

Cover: © Blend Images / Alamy

Pages 7, 9, 11: © Martin Lipman

Page 13: © Masterfile

Page 14: (top) main © Martin Lipman, inset courtesy of David's Condiments; (bottom) main courtesy of Puddicombe Golf, inset © narvikk/iStock

Page 15: (top) courtesy of Diacarbon Energy; (bottom) main © Robert Postma/Design Pics/Corbis, inset © nbgbgbg/iStock

Page 16: courtesy of Nymi

Page 17: (top) courtesy of Colonial Tools; (bottom) main © Mika/Corbis, inset © Onur Dongel/iStock

Page 19: © Achim Baqué/age fotostock

Page 20: © Hero Images Inc./Corbis

Page 21: © Michael Interisano/ Design Pics/Corbis

Page 22: © Sajjad Hussain/Getty

Page 23: courtesy of Novo Plastics

Page 25: © Martin Lipman

Page 33: (bottom) © kbwills/iStock

Page 42/43: © Martin Lipman

FSC LOGO PLACED HERE PLEASE

Ce document est également disponible en français.

Printed in Canada.

Corporate Representation NATIONAL INTERNATIONAL Head Office Mississauga Sao Paulo Russia Export Development Canada 1 City Centre Drive Consulate General of Canada Canadian Embassy 150 Slater Street Suite 805 Av. das Nações Unidas 12901 23 Starokonyushenny Pereulok Ottawa, ON Mississauga, ON Cenu Torre Norte, Andar 16° Moscow, 119002 K1A 1K3 L5B 1M2 CEP 04578-000 Russia Tel: 613-598-2500 Tel: 905-615-6470 São Paulo – SP, Brazil Tel: (011) 7-495-925-6095 Fax: 613-598-3811 Fax: 905-615-6471 Tel: (011) 55-11-5509-4320 Fax: (011) 7-495-925-5667 edc.ca Fax: (011) 55-11-5509-4275 Toronto Greater China Vancouver 155 Wellington Street Rio de Janeiro Canadian Consulate 1055 Dunsmuir Street Suite 3120 Canadian Consulate General ECO City Building Suite 400, Bentall Four Toronto, ON Av. Atlantic 1130, 13th Floor 8th floor, 1788 Nanjing Xi Lu – PO Box 49086 M5V 3H1 Copacabana Jing An District Vancouver, BC Tel: 416-349-6515 Rio de Janeiro, Brazil Shanghai, 200040 V7X 1G4 Fax: 416-349-6516 CEP 22021-000 China Tel: 604-678-2240 Tel: (011) 55-21-2295-0391 Tel: (011) 86-21-3279-2800 Drummondville Fax: 604-678-2241 Fax: (011) 55-21-2275-5735 Fax: (011) 86-21-3279-2801 1412 Jean Berchmans Edmonton Michaud Street Chile Canadian Embassy 10180-101 Street Drummondville, QC Canadian Embassy 19 Dongzhimenwai Street Suite 3400 J2C 7V3 Nueva Tajamar Chayoang District, Edmonton, AB Tel: 819-475-2587 481 – 12th floor Beijing 100600 T5J 3S4 Fax: 819-475-2408 North Tower China Tel: 780-801-5402 Las Condes Tel: (011) 86-10-5139-4126 Montréal Fax: 780-801-5333 Santiago, Chile Fax: (011) 86-10-5139-4463 800 Victoria Square Tel: (011) 56-2-652-3807 Calgary Suite 4520 India Fax: (011) 56-2-652-3808 308-4th Avenue SW P.O. Box 124 Canadian High Commission Suite 2403 Tour de la Bourse Peru 7/8 Shantipath Calgary, AB Montréal, QC Canadian Embassy Chanakyanpuri T2P 0H7 H4Z 1A1 Bolognesi 228, Mira?ores New Delhi 110021 Tel: 403-817-6700 Tel: 514-908-9200 Lima 18, Peru India Fax: 403-817-6701 Fax: 514-878-9891 Tel: (011) 51-1 319-3385 Tel: (011) 91-11-4178-2288 Fax: (011) 51-1 446-6257 Fax: (011) 91-11-4178-2607 Regina Québec City 1914 Hamilton Street 2875 Laurier Boulevard Mexico Indiabulls Finance Centre Suite 300 D-3, Suite 600 Canadian Embassy Tower 2, 21st Floor Regina, SK Québec, QC Calle Schiller 529 Senapati Bapat Marg S4P 3N6 G1V 2M2 Rincón del Bosque Elphinstone Road (West) Tel: 306-586-1727 Tel: 418-577-7400 Colonia Polanco Mumbai 400 013 Fax: 306-586-1725 Fax: 418-577-7419 México, D.F. 11560 India Mexico Tel: (011) 91-22-6749-4480 Winnipeg Ville Saint-Laurent Tel: (011) 52-55-5387-9316 Fax: (011) 91-22-6749-4481 Photo credits: Commodity Exchange Tower 9900 Cavendish Boulevard Fax: (011) 52-55-5387-9317 360 Main Street Suite 201 Singapore Cover: © Blend Images / Alamy Suite 2075 Saint-Laurent, QC Consulate of Canada Canadian High Commission Pages 7, 9, 11: © Martin Lipman Winnipeg, MB H4M 2V2 Torre Gomez Morin 955 One George Street, #11-01 Page 13: © Master?le R3C 3Z3 Tel: 514-215-7200 Piso 4, Suite 404, Col. Singapore 049145 Page 14: (top) main © Martin Lipman, Tel: 204-975-5092 Fax: 514-215-7201 Montebello Tel: (011) 65-6854-5949 inset courtesy of David’s Condiments; Fax: 204-975-5094 San Pedro Garza Garcia, N.L. Fax: (011) 65-6854-5848 (bottom) main courtesy of Halifax Mexico, CP, 66279 Puddicombe Golf, inset Windsor Suite 1605 United Arab Emirates Tel: (011) 52-81-8378-0240 © narvikk/iStock 3270 Electricity Dr. 1969 Upper Water Street, Consulate of Canada ext. 3360 Page 15: (top) courtesy of Diacarbon Suite 209 Tower 2 Jumeirah Emirates Towers Fax: (011) 52-81-8356-9965 Energy; (bottom) main © Robert Walker Industrial Park Halifax, NS Business Tower, 19th Floor Postma/Design Pics/Corbis, inset Windsor, ON B3J 3R7 Germany Sheikh Zayed Road © nbgbgbg/iStock N8W 5J1 Tel: 902-450-7600 Consulate of Canada – Dubai, United Arab Emirates Page 16: courtesy of Nymi Tel: 519-974-7674 Toll-free: 888-332-3343 Düsseldorf Tel: (011) 971-4-404-8444 Page 17: (top) courtesy of Colonial Fax: 519-974-9753 Fax: 902-450-7601 Benrather Strasse 8 Bogotá Tools; (bottom) main © Mika/Corbis, 40213 Düsseldorf London Moncton Embassy of Canada inset © Onur Dongel/iStock Germany 148 Fullarton Street 735 Main Street Carrera 7 #114 – 33 Piso 14, Page 19: © Achim Baqué/age Tel: (011) 49-0-211-17217-45 Suite 1512 Suite 400 Bogotá, Colombia fotostock Fax: (011) 49-0-211-17217-80 London, ON Moncton, NB Tel: (011) 57-1-657-9800 Page 20: © Hero Images Inc./Corbis N6A 5P3 E1C 1E5 Turkey Fax: (011) 57-657-9915 Page 21: © Michael Interisano/ Tel: 519-963-5400 Tel: 506-851-6066 Consulate of Canada Design Pics/Corbis Fax: 519-963-5407 Fax: 506-851-6406 209 Buyukdere Caddesi Page 22: © Sajjad Hussain/Getty Tekfen Tower – 16th Floor St. John’s Page 23: courtesy of Novo Plastics Levent 4, Istanbul 510 Topsail Road Page 25: © Martin Lipman 34394 Turkey St. John’s, NL Page 33: (bottom) © kbwills/iStock Tel: (011) 90-212-385-9700 A1E 2C2 Fax: (011) 90-212-385-9715 Page 42/43: © Martin Lipman Tel: 709-772-8808 Fax: 709-772-8693 FSC LOGO PLACED HERE PLEASE Ce document est également disponible en français. Printed in Canada.

Mandate Export Development Canada (EDC) is Canada’s export credit agency. Our mandate is to support and develop Canada’s trade, and the capacity of Canadian companies to participate in and respond to international business opportunities. Our knowledge and partnerships are used by more than 7,400 Canadian companies and their global customers in up to 200 markets worldwide each year. A Crown corporation accountable to Parliament through the Minister of International Trade, we are ?nancially self-sustaining and a recognized leader in ?nancial reporting and economic analysis. EDC is the owner of trademarks and official marks. Any use of an EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein. Copyright © 2015 Export Development Canada. All rights reserved. Canada edc

Export Development Canada Annual Report 2014